858811

No Act



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

August 31, 2005

Daniel J. Winnike, Esq.
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041

Act: 1934
Section:
Rule: 14A-8
Public Availability: 8/31/2005

Re: Cisco Systems, Inc.
Incoming letter dated July 6, 2005

Dear Mr. Winnike:

This is in response to your letter dated July 6, 2005 concerning the shareholder proposal submitted to Cisco by Domini Social Investments and Boston Common Asset Management. We also have received a letter from the proponents dated August 19, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Adam M. Kanzer
General Counsel
Domini Social Investments LLC
536 Broadway, 7th Fl
New York, NY 10012-3915

cc: Dawn Wolfe
Social Research & Advocacy Analyst
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109

FENWICK & WEST LLP

SILICON VALLEY CENTER
801 CALIFORNIA STREET | MOUNTAIN VIEW, CA 94041
TEL 650.988.8500 | FAX 650.938.5200 | WWW.FENWICK.COM

July 6, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted by Boston Common Asset Management, LLC and Domini Social Investments

Ladies and Gentlemen:

We are writing on behalf of our client Cisco Systems, Inc., a California corporation ("***Cisco***"), to inform you that Cisco intends to omit from its proxy card and other proxy materials for Cisco's 2005 annual meeting of shareholders, the following proposal (the "***Proposal***") from each of Boston Common Asset Management, LLC and Domini Social Investments (the "***Proponents***"):

> "Shareholders request the Board to prepare a report to shareholders, at reasonable expense and omitting proprietary information, describing the progress toward development and implementation of a Company Human Rights policy and the plan for implementation with partners and resellers by May 31, 2006."

On behalf of Cisco, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we respectfully request confirmation that the staff (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action if, for the reasons stated below, Cisco excludes the Proposal from its proxy card and other proxy materials to be distributed to Cisco's shareholders in connection with its 2005 annual meeting.

A copy of the letter from each of the Proponents to Cisco submitting the Proposal is enclosed. Pursuant to Rule 14a-8(j)(2), six additional copies of this letter and the attachments are enclosed. Pursuant to Rule 14a-8(j)(1), on behalf of Cisco, we are simultaneously providing a copy of this letter and the attachments to each Proponent.

Reasons for Excluding the Proposal

We believe that the Proposal may be excluded from Cisco's proxy card and other proxy materials, on the following grounds:

- Rule 14a-8(i)(10) – because the Proposal has been substantially implemented by Cisco and is, therefore, moot; and
- Rules 14a-8(i)(3) and 14a-8(i)(6) – because the Proposal is vague, indefinite and misleading and, therefore, in violation of Rule 14a-9 and Cisco would lack the power or authority to implement it.

Discussion

1. Cisco may omit the Proposal from its 2005 proxy card and other proxy materials because it has been substantially implemented by Cisco and is, therefore, moot.

Rule 14a-8(i)(10) provides that a company may exclude a shareholder proposal if "the company has already substantially implemented the proposal," thereby rendering it moot.

Under the standard expressed by the Commission in *Exchange Act Release No. 34-19135* (August 16, 1983), a proposal may be omitted if it has been "'substantially implemented by the issuer,'" though it has not been "fully effected." In establishing this new subjective interpretative position, the Commission "determined that the previous formalistic application of this provision defeated its purpose." A company has substantially implemented a shareholder proposal if the company's relevant policies, practices and procedures "compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Where companies have implemented the essential objectives of the proposal or have had policies, standards and procedures concerning the subject matter of the proposal already in place, the Staff has consistently found that the proposal had been substantially implemented and could be excluded under Rule 14a-8(i)(10). *See, e.g., Freeport-McMoRan Copper & Gold Inc.* (March 5, 2003) (permitting exclusion of a proposal requesting amendment of company's social and human rights policy, establishment of independent monitoring system, reporting of human rights violations and reporting to shareholders on implementation of the social and human rights policy where the company revised its social and human rights policy and the published an annual Economic, Social and Environmental Report); *The Talbots, Inc.* (April 5, 2002) (permitting exclusion of a proposal requesting implementation of a code of corporate conduct based on the United Nations International Labour Organization ("***ILO***") standards where the company established, among other things, Standards for Business Practice, a Labor Law Compliance Program, and a Code of Conduct for Suppliers); *The Gap, Inc.* (March 16, 2001) (permitting exclusion of a proposal requesting a report on child labor practices of the company's suppliers where the company had an established code of vendor conduct, monitored compliance, published information relating thereto and discussed labor issues with shareholders); *Kmart Corporation* (February 23, 2000) ("***Kmart II***") (substantially same); *Nordstrom, Inc.* (February 8, 1995) (permitting exclusion of a proposal requesting that the board commit to a code of conduct and describe current practices and future plans related to labor issues, where the issuer had similar policies in place).

The fact that Cisco has not delivered a report to shareholders does not preclude Cisco from excluding the Proposal. A company need not have actually distributed to shareholders a report on a given subject to have substantially complied with a shareholder proposal seeking a report on that subject, so long as the information is made available to shareholders. *Kmart II* (*supra*).

The Proposal requests that the Board publish a report describing "the progress toward development and implementation of a Company Human Rights policy and the plan for implementation with partners and resellers by May 31, 2006." Cisco has substantially implemented the Proposal through its implementation of policies, practices and procedures relating to human rights which are publicly available to shareholders as more fully described below, and is continually in the process of further developing and implementing such measures. The following paragraphs describe in more specific detail the policies, practices and procedures which support that Cisco has substantially implemented the Proposal.

Cisco has recently adopted a specific policy on human rights. The policy is publicly available on Cisco's website, www.cisco.com, and can be found by clicking on "About Cisco," then on "Corporate Citizenship," and then on "Human Rights" under the "Featured Links" section. The policy states:

> **"HUMAN RIGHTS**
>
> Cisco strives to treat employees, and the communities in which we serve, with respect and dignity.
>
> A supporter of the United Nations Universal Declaration of Human Rights and Global Compact, Cisco's codes of conduct, employee policies and guidelines substantially incorporate laws and ethical principles including those pertaining to freedom of association, non-discrimination, privacy, collective bargaining, compulsory and child labor, immigration and wages and hours. These codes, policies and guidelines are reviewed by Cisco's Corporate Citizenship Council (the "Council") consisting of an executive committee and a broad-based global membership of Cisco management.
>
> Consistent with Cisco's culture and applicable laws, employees are encouraged to:
>
> • promote a safe, healthy and supportive work environment where employees can contribute their skills; and
>
> • participate with local stakeholders in addressing community well-being, social and economic development and environmental preservation.

> Employees shall respect the human rights and dignity of others as outlined in the Code of Business Conduct, employee policies, and guidelines or local laws applying and abiding within the scope of their individual roles and responsibilities to whichever sets higher standards."

A significant amount of information on Cisco's policies, practices and procedures relating to human rights and related issues is made available to shareholders and the broader public via its Corporate Citizenship website. The Corporate Citizenship website can be found on Cisco's website, by clicking on "About Cisco," and then on "Corporate Citizenship." The Proponents clearly accessed this information in connection with drafting the Proposal. Cisco's endorsement of the United Nations Global Compact is publicly available to shareholders by clicking on "UN Global Compact" on Cisco's Corporate Citizenship website. Cisco also publishes information about some of its human rights policies in its Key Performance Data report which is also available on the Corporate Citizenship website.

Cisco has created a Corporate Citizenship Council (the "Council") consisting of an executive committee and a broad-based global membership of Cisco management. The Council represents and serves Cisco's customers, employees, shareholders and partners by continuously improving Cisco's Corporate Social Responsibility (CSR) programs and by providing a better understanding of Cisco's performance relating to CSR. The Council fulfills these responsibilities by assessing social, ethical and environmental practices and policies and by driving change, where necessary, to enhance the performance of Cisco's core business operations. Information about the Council can be found on the Corporate Citizenship website.

Cisco is also in the process of preparing a Corporate Citizenship Report that is expected to address Cisco's performance in the areas of: human rights generally; Cisco's progress towards the principles of the United Nations Global Compact, employee welfare, diversity, training and development; supplier diversity and ethics; environmental impact of product design and lifecycle and Cisco's facilities and operations; and Cisco's social investments across the world. Cisco is committed to publishing and making this report publicly available during the fall of 2005. Additionally, Cisco discusses issues that are expected to be covered by the proposed report with its shareholders.

In addition, earlier this year Cisco adopted and implemented a Supplier Code of Conduct that is based on, among other things, various codes and standards of the United Nations International Labour Organization, the United Nations Global Compact, and the United Nations Universal Declaration of Human Rights, Social Accountability International and the Ethical Trading Initiative. Cisco's Supplier Code of Conduct requires the protection of human rights by Cisco suppliers, and in countries where significant human rights issues are believed to exist, Cisco requires third-party manufacturing certifications (e.g., Social Accountability International's SA8000 standard and verification system). Further, Cisco's distributors, resellers and partners are screened against United States and certain foreign government lists for prohibited destinations and organizations. The Supplier Code of Conduct is available on the Corporate Citizenship website.

In addition, Cisco managers are responsible for ensuring adherence to Cisco's global employee policies and guidelines. Cisco has stated in its Code of Business Conduct, "We believe that long-term, trusting business relationships are built by being honest, open and fair. We promise to uphold the highest professional standards in all global business operations. We also expect that those with whom we do business (including suppliers, customers or resellers) will adhere to the standards set by Cisco's Code of Business Conduct." The Code of Business Conduct is monitored by Cisco's Ethics Program Office and annually affirmed by Cisco's employees. Cisco's Ethics Program Office is available to all employees, customers, partners and shareholders who wish to bring to Cisco's attention any potential violation of or non-compliance with Cisco's Code of Business Conduct.

Cisco has largely implemented the underlying policy of the Proposal, including adoption of a publicly available human rights policy, and continues efforts of incremental implementation consistent with the spirit of the Proposal. Cisco's Corporate Citizenship Report is just an example of Cisco's efforts in this regard. As substantial implementation does not require the entire implementation of the precise details of the proposal, we believe that Cisco has substantially implemented the proposal, rendering it moot, and that Cisco may therefore exclude the Proposal from its proxy materials pursuant to Rule 14a-8(i)(10).

* * *

As reflected above, Cisco regards human rights issues seriously and strives to promote, among other things, the worldwide improvement of working conditions, personal freedoms and diversity. Cisco believes that the steps it has taken in regard to its policies, practices and procedures relating to human rights have substantially implemented the Proposal. If the Staff does not concur with Cisco's view that the Proposal has been substantially implemented, Cisco believes that it may exclude the Proposal because it is vague, indefinite and misleading and therefore violates Rule 14a-9, and Cisco would lack the power to implement the Proposal if it passed.

* * *

2. Cisco may omit the Proposal from its 2005 proxy card and other proxy materials because it is vague, indefinite and misleading and, therefore, in violation of Rule 14a-9 and Cisco would lack the power or authority to implement it.

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal if it is vague, indefinite and misleading and, therefore, in violation of Rule 14a-9. In particular, various no-action letters have demonstrated that a shareholder proposal may be excluded in part or in whole from a company's proxy card and other proxy materials if: (i) it is so vague and indefinite that it would be difficult for shareholders to determine with any reasonable certainty what measures the company would take in the event the proposal was approved; and (ii) any resultant action by the company would have to be made without guidance from the proposal and consequently in possible contravention of the intention of the shareholders who voted in favor of the proposal. *See International Business Machines Corporation* (February 2, 2005) (permitting exclusion of a proposal on the grounds that it was vague and indefinite, where the company argued that the proposal was subject to multiple interpretations); *H.J. Heinz Company* (May 25, 2001) (permitting exclusion of a proposal requesting that the company implement a human rights standards program on the grounds that it was vague and indefinite); *NYNEX Corporation* (January 12, 1990) (permitting exclusion of a proposal requesting the company not interfere with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal"). *See also Staff Legal Bulletin No. 14B* (September 15, 2004) at page 5, where the Commission recently clarified its interpretative position with regard to the continued application of Rule 14a-8(i)(3) to shareholder proposals which are so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if approved), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

A proposal may also be properly omitted pursuant to Rule 14a-8(i)(6) if it is vague, and as a result, the company "would lack the power or authority to implement" the proposal. A company "lack[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *International Business Machines Corporation* (January 14, 1992). *See also Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961)* ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail"); and *NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992)* ("Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote.")

As discussed further below, we believe that the central element of the Proposal, a "Human Rights Policy", is so vague that the Cisco shareholders will not be able to understand what action they are asking the Board of Directors of Cisco (the "***Board***") to take and the Board would not be able to determine what action to take to satisfy the Proposal. As such, it may properly be omitted from Cisco's 2005 proxy card and other proxy materials pursuant to Rules 14a-8(i)(3) and 14a-8(i)(6).

The Proposal requests that the Board prepare a report describing the progress toward development and implementation of a "Human Rights Policy" and the plan for implementation with partners and resellers. The Proposal does not set forth any guidance regarding the policy that is to be the subject of the report. We believe that the reference to "human rights" suggests different concepts to shareholders with different perspectives, and this is particularly true with regard to a large enterprise with employees, facilities, customers and suppliers around the world. Shareholders could have vastly different expectations about the contents of such a policy. The opportunities for confusion are so broad as to be difficult to state succinctly, but can be generalized as follows:

What is the scope of this policy? To many, a company's human rights policy might be expected to be directed to the manner in which the company does its business, itself an enormously broad concept, but one that might typically include such ideals as the company's labor and environmental practices. A human rights policy, however defined, could go even further and require that the company take action to help to ensure that its vendors, customers and partners embrace some or all elements of the policy. Such a policy could conceivably include, or perhaps even consist of, directives regarding the company's not producing products that infringe on defined "human rights" or it may call for monitoring the use of products which, if used in a manner contrary to the policy, could infringe human rights. The unspecific nature of the Proposal allows for radically divergent concepts of its scope.

What is the content of this policy? What tenets of human rights are to be addressed by this policy? For example, does the policy include matters such as women's rights, child labor issues, wage considerations, environmental compliance, protection of religious rights, freedom of speech, or prohibition against discrimination on the basis of race, religion or sexual orientation? Without any further guidance, shareholders have no idea of what human rights concerns are to be addressed by the policy.

Not only is it likely that shareholders would have different interpretations of the scope and content of an unspecific human rights policy, but these interpretations could also be conflicting. Some shareholders might believe that a company should be expected to police the activities of its customers in using its products and services, and others may have an exactly contrary belief. Additionally, it is easy to imagine that different shareholders would have different perspectives on such matters as the protection of, or restraint of, religious rights in the workplace or the guidelines to be followed in setting wages. The Proposal does not mitigate the opportunity for these conflicting interpretations.

Ample precedent exists for the exclusion of the Proposal under Rule 14a-8(i)(3) and Rule 14a-8(i)(6). In *Smithfield Foods, Inc.* (July 18, 2003), the Staff concurred in the company's decision to exclude, under Rule 14a-8(i)(3), a proposal that management prepare a report based upon Global Reporting Initiative Guidelines, where the company observed that the proposal did not "inform shareholders of what the Company would be required to do if the Proposal were approved as the Proposal contains no description or summary of the Guidelines." *See also Lowe's Companies, Inc.* (March 3, 2004) (substantially same). In *Alcoa, Inc.* (December 24, 2002) the Staff concurred with the company's exclusion under Rule 14a-8(i)(3) of a proposal that the company be committed to the full implementation of a "human rights standards", where the company explained that the proposal "requests that the board of directors commit the Company to the full implementation of 'these human rights standards', which incorporate the conventions of the ILO, but does not identify or fairly summarize those standards." In *Johnson & Johnson* (February 7, 2003) the Staff concurred with the company's decision under Rule 14a-8(i)(3) to exclude a proposal calling for a report on the company's progress concerning "the Glass Ceiling Commission's business recommendations", where the company stated that the proposal was "completely devoid of any description of the substantive provisions of the 'Glass Ceiling Report' or the recommendations 'flowing from it.'" The Proposal shares with the proposals in each of these no-action letters a common flaw of referring to a set of standards or principles without explaining what these standards or principles are.

We believe that under Rule 14a-8, a proposal to be put before the shareholders must be stated with sufficient clarity and specificity to stand on its own. However, we recognize that when taken together, a well integrated proposal and supporting statement might together be sufficiently descriptive of the subject matter put before the shareholders to largely eliminate the possibility of confusion. In this case the "Supporting Statement" (the nine paragraphs following "Whereas") not only is not helpful in clarifying the intent of the Proposal but adds to the confusion.

The Supporting Statement generally contains three sections. The first five paragraphs seem to address the relative narrow concept of certain governments, which may or may not be customers of Cisco, monitoring Internet traffic to repress the free exchange of information. The sixth paragraph refers to the United Nations Global Compact and supports the ten principles enunciated there. These principles address human rights, labour standards, environmental protection and corrupt practices. The third section, consisting of the seventh and eighth paragraphs, notes that Cisco has systems to monitor its resellers and that this monitoring does not appear to explicitly integrate human rights concerns. In summation, the ninth paragraph of the Supporting Statement states purported advantages that would accrue to the company by adopting and implementing a human rights policy.

Upon reading the Supporting Statement we think shareholders might first believe that the intent of the Proposal is that Cisco adopt a policy to deal with the possibility that government customers will use the company's products to stifle free expression. How a company might go about controlling these actions of the government customers in the countries where it operates is a large and unanswered question. However, the second section of the Supporting Statement refers to a universal set of principles, much broader than freedom of use of the Internet. These principles, which are stated in such a broad conceptual terms as to appeal to virtually any reader, are not in any meaningful way made a part of the Proposal. Finally, the last section of the statement refers to deficiencies in the manner in which Cisco's systems for monitoring reseller activities integrate human rights concerns. Each respective shareholder could either be confused as to how the various observations in the Supporting Statement illuminate the Proposal or focus on something appealing or disagreeable in some single component of the statement and use that as a basis to vote for or against the Proposal.

We think the Board would face substantial uncertainty in implementing the Proposal if it were adopted. The Proposal requests that the Board prepare a report on its progress in developing and implementing a human rights policy and its plan for implementation with partners and resellers. As noted above, the Board would have no direction as to the scope or content of the policy on which it is supposed to report.

In summary, if both the Proposal and the Supporting Statement appear in Cisco's 2005 proxy card and other proxy materials, we believe shareholders' views would differ on the true meaning of the Proposal and no shareholder would be able to determine with any reasonable certainty what action or measures would be taken in the event the proposal were implemented. If shareholder approval were obtained, it would be impossible for the Board to know which interpretation of the Proposal passed and, therefore, the Board would be unable to determine with any reasonable certainty exactly which actions are necessary to implement the request. For the foregoing reasons, the Proposal is vague, indefinite and misleading, and, therefore, in violation of Rule 14a-9 and Cisco would lack the power or authority to implement it.

Conclusion

For the foregoing reasons, we request your confirmation that the Staff will not recommend any enforcement action to the Commission if Cisco excludes the Proposal from Cisco's proxy card and other proxy materials for its 2005 annual shareholders' meeting. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should the Staff have questions or desire any additional information in support of our position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(j) response. In this case, please contact me by telephone at (650) 335-7657 or by facsimile at (650) 938-5200. In addition to the six copies of this letter required pursuant to Rule 14a-8(j), we have included an extra copy. If you would kindly acknowledge receipt of this letter and the enclosures by date-stamping the extra copy and returning it to me in the self-addressed, stamped envelope, I would appreciate it.

Sincerely,

Daniel J. Winnike, Esq.

Enclosures

cc: Mark Chandler, Cisco Systems, Inc.
Dawn Wolfe, Boston Common Asset Management, LLC
Adam Kanzer, Domini Social Investments



rec'd 5/31/05
Via FedEx

The Way You Invest Matters®

May 27, 2005

Mr. Mark Chandler
Vice President, Legal Services, General Counsel and Secretary
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

Re: Shareholder Resolution on Human Rights

Dear Mr. Chandler:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds based on the Domini 400 Social Index, including the Domini Social Equity Fund, the nation's oldest and largest socially and environmentally screened index fund. Our funds' portfolio holds more than 1.8 million shares of Cisco Systems stock. Cisco is currently one of our portfolio's top ten holdings.

We have been particularly pleased to hold Cisco stock in our portfolio, noting its strong performance in diversity, community, employee relations and the environment. Most importantly, perhaps, we are supportive of our company's central business purpose – building global communities through the Internet. The development of the Internet offers considerable social and environmental benefits.

We have become increasingly concerned, however, with reports that Cisco may be involved in human rights abuses through its sales to certain governments. For example, we read with concern reports from Reporters Without Borders and Amnesty International citing Cisco's involvement with China's state security apparatus to monitor Internet use. As you are aware, China has reportedly jailed more 'cyber-dissidents' than any other country in the world. We are also in receipt of Cisco's May 5th letter to Boston Common Asset Management on this topic. Whether Cisco is directly involved in this activity, or only acting through resellers, does not absolve our Company of responsibility for these actions, and certainly does not remove the significant reputational risks that may attach.

Our concerns are broader than Cisco's activities in China, however. Other countries with whom Cisco does business also have a history of human rights abuses in this area, as noted by the U.S. State Department. China only serves to elevate our concern about Cisco's business practices globally.

We believe that these governmental actions to censor, monitor, isolate and jail Internet users runs counter to our Company's central business purpose. We believe these actions, if successful, present a barrier to Cisco's future prospects for success, which depend on a broadly connected, free Internet. We are writing today to request further information on the concrete steps our Company is taking to address these significant risks, and to present a shareholder proposal on Cisco's human rights policies and practices.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com



We are submitting the attached proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Cisco Systems shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Cisco shares from Investors Bank and Trust, custodian of our Portfolio, is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

With Cisco's filing date upon us, we are filing this resolution to preserve our rights as shareholders to present this issue to all Cisco shareholders. We welcome the opportunity to discuss these issues further with you. We are co-filing this proposal with Boston Common Asset Management. Please send any correspondence related to this matter to Dawn Wolfe's attention at Boston Common Asset Management, and to me. I can be reached at (212) 217-1027, or by email at akanzer@domini.com.

Sincerely,

Adam M. Kanzer
General Counsel

Encl.

cc: John T. Chambers, President and Chief Executive Officer
Sirima Sataman, Manager, CSR/Citizenship, Corporate Responsibility
K. Blair Christie, Vice President, Investor Relations
Dawn Wolfe, Boston Common Asset Management
Rev. David Schilling, Interfaith Center on Corporate Responsibility



CISCO SYSTEMS, INC. HUMAN RIGHTS POLICY

WHEREAS:

We believe transnational corporations doing business with repressive governments face serious risks to their reputation and share value if they are seen as responsible for, or complicit in, human rights violations;

Cisco sells its products, primarily through resellers, to government agencies and state-owned communications or information technology entities in most of the countries of the world, including China, Maldives, Tunisia, Vietnam, Saudi Arabia and Turkmenistan;

Cisco's business "is about connecting communities and helping them prepare for the Internet age." Our company is committed to conducting its business "according to globally accepted ethical principles";

Cisco's long-term business prospects depend on a broadly connected, free Internet. Any actions by Cisco or its agents to 'close' the Internet, or to transform it into a tool of repression, harms long-term shareholder value;

State Department Country Reports on Human Rights Practices, Amnesty International, Reporters Without Borders and others have documented how various governments monitor Internet use, stifle free expression, and jail dissidents through manipulation of Internet technology, including those governments noted above with whom our Company does business. These actions may violate key articles of the Universal Declaration of Human Rights, including Article 3 (security of person), Article 10 (fair and impartial criminal hearings), Article 12 (privacy), Article 19 (freedom of opinion and expression), and Article 20 (freedom of assembly and association);

We commend Cisco for endorsing the United Nations' Global Compact, which commits companies to "support and respect the protection of internationally proclaimed human rights" and ensure "that they are not complicit in human rights abuses." The Global Compact's ten principles, covering human rights, the environment and anti-corruption enjoy universal consensus and are derived from broadly endorsed international agreements, including the Universal Declaration of Human Rights (*www.unglobalcompact.org*);

Cisco's products, however, may be used contrary to these lofty purposes;

Our company has a sophisticated system to certify and monitor resellers of its products around the world. Based on publicly available information the proponents of the resolution believe that the system does not appear to explicitly integrate human rights concerns (http://www.cisco.com/en/US/partners/pr11/pr193/partners_pgm_requirements.html). This omission places shareholder value at risk if resellers are using our Company's products to commit, or help others to commit, human rights violations as has been alleged in the media and by Amnesty International and other organizations. We believe public availability of such standards is critical to protecting the Company's reputation;

We believe significant commercial advantages may accrue to our company by adopting and implementing a comprehensive human rights policy based on internationally accepted human rights norms, including enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations, and reduced risk of adverse publicity, consumer boycotts, divestment campaigns and law suits.

RESOLVED:

Shareholders request the Board to prepare a report to shareholders, at reasonable expense and omitting proprietary information, describing the progress toward development and implementation of a Company Human Rights policy and the plan for implementation with partners and resellers by May 31, 2006.



Rec'd 5/31/05
Via FedEx



BOSTON COMMON
ASSET MANAGEMENT, LLC

Mr. Mark Chandler
Vice President, Legal Services, General Counsel and Secretary
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

May 27, 2005

Re: Shareholder Resolution on Human Rights

Delivered via FedEx and email to CorporateSecretary@cisco.com on May 27, 2005

Dear Mr. Chandler:

Boston Common Asset Management, LLC (Boston Common) is an investment manager that serves investors concerned about the social and environmental impact, as well as the financial return, of their investments. Our clients hold 40,820 shares of Cisco Systems, Inc. (Cisco) common stock.

Since January 2005, Boston Common has raised concerns with Cisco on the critical issue of human rights. As investors, we want to be confident our Company's operations and products are not complicit in human rights abuses and do not violate internationally accepted standards on global human rights. We welcome Cisco's endorsement of the United Nations Global Compact since 2001 but believe there is a lack of transparency on how Cisco complies with the Compact's ten principles.

We are concerned particularly by growing allegations and evidence Cisco has supplied the government security apparatus of the People's Republic of China (China) with technologies enabling them to commit human rights abuses against "cyber dissidents." We know Cisco's Code of Business Conduct was designed to promote compliance with applicable governmental laws, rules and regulations. However, in China, a vast network of regulations has been expressly designed to suppress freedom of expression through the Internet and is widely known to violate basic human rights standards.

Cisco's response dated May 5, 2005 to our inquiry notes Cisco's extensive use of resellers abroad. We do not believe this absolves the Company of all responsibility for how its equipment is used. We would also like further discussion on Cisco's statement that it is not aware of the modification or redesign of products specifically for surveillance purposes. Our Company's involvement with China's Golden Shield project has been reported by organizations such as Amnesty International and Reporters Without

Boston Common Asset Management, LLC 84 State Street, Suite 1000, Boston MA 02109 Tel: (617) 720 5557 Fax: (617) 720 5665 www.bostoncommonasset.com

Borders and the allegations they report appear inconsistent with your May 5, 2005 response.

Our concerns go beyond Cisco's activities in China, however. Other countries with whom Cisco does business also have a history of human rights abuses through manipulation of the Internet. China only serves to elevate our concern about Cisco's business practices globally.

In summary, we are not convinced our Company is protecting itself sufficiently from being complicit in human rights violations within its sphere of influence. Cisco appears vulnerable to being in violation of its commitment to the UN Global Compact and in violation of federal law, the U.S. Tiananmen Sanctions of 1990 that forbid the sale of crime control equipment and dual purpose technologies to China's police agencies. We believe there is significant potential for damage to our Company's reputation and therefore shareholder value.

A positive first step would be for Cisco to publicly disclose its policies and procedures that ensure it does not support human rights violations when operating in repressive regime countries. With Cisco's filing deadline approaching we are writing today to notify you of our intention to file the enclosed shareholder resolution in order to protect our rights as shareholders.

We are submitting the enclosed shareholder proposal for inclusion in the 2005 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). Boston Common is the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Cisco Systems, Inc. common stock. We have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Verification of ownership will be provided upon request. We are sponsoring this resolution as the primary filer. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

We hope that we may discuss our proposal further. Please send correspondence related to this matter to my attention at Boston Common Asset Management, 84 State Street, Suite 1000, Boston, MA 02109. I can be reached via phone (617) 720-5557, fax (617) 720-5665, or email dwolfe@bostoncommonasset.com.

Sincerely,

Dawn Wolfe

Dawn Wolfe
Social Research & Advocacy Analyst

cc: John T. Chambers, President and Chief Executive Officer
K. Blair Christie, Vice President, Investor Relations
Sirima Sataman, Manager, CSR/Citizenship, Corporate Responsibility
Adam M. Kanzer, General Counsel, Domini Social Investments
Rev. David Schilling, Interfaith Center on Corporate Responsibility

CISCO SYSTEMS, INC. HUMAN RIGHTS POLICY

WHEREAS:

We believe transnational corporations doing business with repressive governments face serious risks to their reputation and share value if they are seen as responsible for, or complicit in, human rights violations;

Cisco sells its products, primarily through resellers, to government agencies and state-owned communications or information technology entities in most of the countries of the world, including China, Maldives, Tunisia, Vietnam, Saudi Arabia and Turkmenistan;

Cisco's business "is about connecting communities and helping them prepare for the Internet age." Our company is committed to conducting its business "according to globally accepted ethical principles";

Cisco's long-term business prospects depend on a broadly connected, free Internet. Any actions by Cisco or its agents to 'close' the Internet, or to transform it into a tool of repression, harms long-term shareholder value;

State Department Country Reports on Human Rights Practices, Amnesty International, Reporters Without Borders and others have documented how various governments monitor Internet use, stifle free expression, and jail dissidents through manipulation of Internet technology, including those governments noted above with whom our Company does business. These actions may violate key articles of the Universal Declaration of Human Rights, including Article 3 (security of person), Article 10 (fair and impartial criminal hearings), Article 12 (privacy), Article 19 (freedom of opinion and expression), and Article 20 (freedom of assembly and association);

We commend Cisco for endorsing the United Nations' Global Compact, which commits companies to "support and respect the protection of internationally proclaimed human rights" and ensure "that they are not complicit in human rights abuses." The Global Compact's ten principles, covering human rights, the environment and anti-corruption enjoy universal consensus and are derived from broadly endorsed international agreements, including the Universal Declaration of Human Rights (*www.unglobalcompact.org*);

Cisco's products, however, may be used contrary to these lofty purposes;

Our company has a sophisticated system to certify and monitor resellers of its products around the world. Based on publicly available information the proponents of the resolution believe that the system does not appear to explicitly integrate human rights concerns (http://www.cisco.com/en/US/partners/pr11/pr193/partners_pgm_requirements.html). This omission places shareholder value at risk if resellers are using our Company's products to commit, or help others to commit, human rights violations as has been alleged in the media and by Amnesty International and other organizations. We believe public availability of such standards is critical to protecting the Company's reputation;

We believe significant commercial advantages may accrue to our company by adopting and implementing a comprehensive human rights policy based on internationally accepted human rights norms, including enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations, and reduced risk of adverse publicity, consumer boycotts, divestment campaigns and law suits.

RESOLVED:

Shareholders request the Board to prepare a report to shareholders, at reasonable expense and omitting proprietary information, describing the progress toward development and implementation of a Company Human Rights policy and the plan for implementation with partners and resellers by May 31, 2006.

INVESTORS
BANK & TRUST

[Custodian Letterhead]

June 7, 2005

Mr. Mark Chandler
Vice President, Legal Services, General Counsel and Secretary
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

RE: Shareholder Proposal by Boston Common Asset Management

Dear Mr. Chandler:

Investors Bank & Trust (IBT) is the custodian and record holder for Boston Common Asset Management, LLC., Omnibus Account BOSTONCOMMON.

We are writing to verify that Boston Common Asset Management currently is the beneficial owner of 3,370 shares of Cisco Systems Inc. (Cusip # 17275R102). We confirm that Boston Common Asset Management has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of Cisco Systems, and that such beneficial ownership has existed for one or more years at the time the shareholder proposal was submitted, May 31, 2005, in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934, and that it will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting.

Sincerely,

Jon O'Connor

cc: Dawn Wolfe, Social Research Analyst, Boston Common Asset Management, LLC

INVESTORS
BANK & TRUST

June 8, 2005

Mr. Mark Chandler
Vice President, Legal Services, General Council and Secretary
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

Re: Domini Social Index Portfolio

To Whom It May Concern:

This is to confirm that Investors Bank & Trust Company, as custodian for the Domini Social Index Portfolio, is holding the following security in account 2212 at the Depository Trust Company. This holding is reflective of May 27th, 2005.

Security	**Number of Shares**	**Shares held Greater Than 1 Year**
Cisco Systems	1,762,130	1,762,130

If you have any questions or need additional information, please contact me at (617) 937-3479.

Sincerely,

David Higgins
Account Supervisor


CISCO SYSTEMS

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Human Rights

Cisco strives to treat employees, and the communities in which we serve, with respect and dignity.

A supporter of the United Nations Universal Declaration of Human Rights and Global Compact, Cisco's codes of conduct, employee policies and guidelines substantially incorporate laws and ethical principles including those pertaining to freedom of association, non-discrimination, privacy, collective bargaining, compulsory and child labor, immigration and wages and hours. These codes, policies and guidelines are reviewed by Cisco's Corporate Citizenship Council (the "Council") consisting of an executive committee and a broad-based global membership of Cisco management.

Consistent with Cisco's culture and applicable laws, employees are encouraged to:

- promote a safe, healthy and supportive work environment where employees can contribute their skills; and
- participate with local stakeholders in addressing community well-being, social and economic development and environmental preservation.

Employees shall respect the human rights and dignity of others as outlined in the Code of Business Conduct, employee policies, and guidelines or local laws applying and abiding within the scope of their individual roles and responsibilities to whichever sets higher standards.

Codes and Guidelines

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Introduction

Cisco strives to be a good citizen worldwide. Our culture drives us to set high standards for corporate integrity and to give back by using our resources for a positive global impact. We pursue a strong "triple bottom line" which we describe as *profits, people and presence*. Profits are one traditional and valuable metric which helps measure our financial performance. People are equally important. Strong, mutually beneficial relationships with partners, customers, shareholders and the people who work for, with and near us are essential to our business. The third bottom line – presence – measures our standing in, respect for and contribution to global and local communities. We believe companies with strong triple bottom lines are the most sustainable, responsible and successful. We hope the information in the pages of this web site demonstrates our commitment to a strong triple bottom line.

Our Citizenship Council is actively engaged in making continuous improvements to our business and Global CSR strategy. Learn more about the Citizenship Council's charter, members and activities. Contact the Citizenship council at citizenship@cisco.com.

Fast Facts

Responsible Business Practices
Cisco adheres to ethical practices in its business operations.
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Supporting Communities Worldwide
Cisco invests in strategic programs that help foster healthy communities.
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Accountability
Cisco publicly discloses information about its business practices.
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"Cisco takes the responsibility as a global citizen seriously. It's the right thing to do and our success depends on it."

– John Chambers, President and CEO.

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Education
See how Cisco is using technology *innovation to improve education and* increase access.

Human Rights
Cisco strives to treat employees, and the communities in which we serve, with respect and dignity.





Environment
Learn about energy conservation, recycling, ISO 14001 certification and other environmental programs at Cisco.

Community
Explore Cisco's many impact programs around the globe.

Diversity
Find out more about diversity and inclusion at Cisco.

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Company overview

Cisco Executive Management Team

Key Performance Data
Summary of our environmental and social performance data

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UN Global Compact



At the World Economic Forum, Davos, on 31 January 1999, UN Secretary-General Kofi A. Annan challenged world business leaders to "embrace and enact" the Global Compact, both in their individual corporate practices and by supporting appropriate public policies. These principles cover topics in human rights, labour and environment:

Human Rights

The Secretary-general asked world business to:

Principle 1: support and respect the protection of international human rights within their sphere of influence; and
Principle 2: make sure their own corporations are not complicit in human rights abuses.

Labour

The Secretary-general asked world business to uphold:

Principle 3: freedom of association and the effective recognition of the right to collective bargaining;
Principle 4: the elimination of all forms of forced and compulsory labour;
Principle 5: the effective abolition of child labour; and
Principle 6: the elimination of discrimination in respect of employment and occupation.

Environment

The Secretary-general asked world business to:

Principle 7: support a precautionary approach to environmental challenges;
Principle 8: undertake initiatives to promote greater environmental responsibility; and
Principle 9: encourage the development and diffusion of environmentally friendly technologies.

These Principles are consistent with Cisco's own Corporate Code of Conduct and Cisco supports these

Principles as set forth above.

###

As the worldwide leader in networking for the Internet, Cisco Systems Inc. is committed to helping people from all walks of life benefit from the Internet.

Cisco was founded in an environment of open communication, empowerment, integrity and trust. These values remain at the forefront of our culture and our business decisions. In addition, Cisco has consistently demonstrated our commitment to our employees and the environment over the years. Specifically,

- Cisco is committed to conducting our operations not only in compliance with the law of each country where we operate, but also according to globally accepted ethical principles. We adhere to hundreds of local, state, federal and international laws and regulations on labor and environmental matters, and we expect our suppliers to also comply with local laws on labor and environmental issues.
- Cisco recognizes that our most valuable asset is our workforce. Our employees make possible our continued success. Cisco has numerous policies in place to maintain a work environment free from harassment and discrimination and to insist that employees be treated with dignity, respect and courtesy. Cisco's operations worldwide are also subject to corporate employee, health and safety standards that in many cases are more stringent than local law.
- Cisco takes very seriously our responsibility to ensure the safety of our operations, to minimize their impact on the environment and to conserve natural resources. Our worldwide labor and environmental policies and practices show that we take this responsibility seriously.

The Internet is changing the way the world works, lives, plays and learns. One day soon, everyone and everything will be connected. At Cisco, our business is about connecting communities and helping them prepare for the Internet Age. We are working to translate the networking skills and resources that we possess as a company into powerful possibilities for progress.

In much the same way, Cisco's Community Investment organization is committed to being a catalyst for positive social change. We're dedicated to providing tools – whether in the form of cash funding, volunteers or equipment – that enable people around the world to help themselves.

That's why for years, Cisco and the Cisco Foundation have given to communities around the world on a local, national and international level through programs such as our adopted schools, City Year, Habitat for Humanity International, Second Harvest, the Cisco Networking Academy Program, American Red Cross and NetAid. After all, some of most significant values we can contribute in our communities are education and the skills needed in the workforce of the future.


CISCO SYSTEMS

Key Performance Data

In an effort to provide easy reference to other social and environmental reports, we have summarized key performance data and included a numerical cross-reference to GRI indicators. Reference to these indicators is provided for purposes of cross-reference only and should not be construed as an endorsement of GRI initiatives to the exclusion of other standards and guidelines, where relevant and appropriate.

Marketplace

Core Indicator	Cisco Information	GRI Reference
Net sales	FY'03: $18.9 billion http://www.cisco.com/warp/public/749/ar2003/online/financial_review/	EC1
Geographic breakdown of markets	FY'03 (millions) Americas: $10,544, EMEA: $5,202, APAC: $1,860, Japan: $1,272 http://www.cisco.com/warp/public/749/ar2003/online/financial_review/	EC2
Cost of all goods, materials, and services purchased	Total cost of sales FY'03: $5,645 million http://www.cisco.com/warp/public/749/ar2003/online/financial_review/	EC3
Increase/decrease in retained earnings at end of period.	FY'03 increase from FY'02: $1,685 million http://www.cisco.com/warp/public/749/ar2003/online/financial_review/	EC7
Total sum of taxes of all types paid	Income tax expense is based on pre-tax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Deferred income tax -$14m, income taxes payable -$125m, provision for income taxes $1,435m. http://www.cisco.com/warp/public/749/ar2003/online/financial_review/	EC8.1
Subsidies received	None	EC9.1

Environment

Core Indicator	Cisco Information	GRI
Direct energy use	Cisco Systems, Inc has implemented or utilized many energy saving measures in San Jose. To validate the implementation these energy efficiency measures, Cisco Systems earned rebates from PG&E amounting to $5.9 million. The annual energy cost savings is about $4.5 million. The annual energy savings are about 49,000,000 kwh, enough to power 5000 homes. In addition, the Energy Management Team has initiated several programs designed to reduce energy usage in Cisco buildings, including The 78 Degree Plan and various Energy Efficiency Measures for labs.	EN3.1

Direct energy use segmented by primary source	The networking industry sector is not known to be a significant consumer of energy by direct or indirect operations. Cisco's ordinary business operations include management of energy use.	EN3.2, also see EN3.1.
Indirect energy use	The networking industry sector is not known to be a significant consumer of energy by direct or indirect operations. Cisco's ordinary business operations include management of energy use.	EN4, also see EN3.1
Total water use	The networking industry sector is not known to be a significant consumer of water by direct or indirect operations. Cisco's ordinary business operations include management of water use. Irrigation associated with site maintenance and beautification (grounds and fountains) are substantially comprised of recycled waste water.	EN5
Location and size of land owned, leased, or managed in biodiversity-rich habitats	The Site 6 development required filling 0.39 acres of jurisdictional wetlands. As mitigation for this impact, Cisco constructed 0.77 acres of wetlands on the 21.7-acre habitat preserve that Cisco created on the site. The habitat preserve includes not only the replacement wetlands, but also approximately ½ of the wetlands that existed on the site prior to the project. The habitat area also provides mitigation for Burrowing Owls and Congdon's tarplant that were impacted by grading for site development. Cisco retained a qualified biologist to develop a long-term maintenance and monitoring program for the habitat preserve and to construct and maintain the habitat preserve area. Cisco intends to retain ownership of the area until the "success criteria" established by the resource agencies in the Biological Mitigation and Monitoring Plan is met. While several years remain before the end of the five-year monitoring period, the biologist implementing the plan cannot foresee a circumstance in which the success criteria would not be met.	EN6
Greenhouse gas emissions	The networking industry sector is not known to be a significant emitter of greenhouse gases by direct or indirect operations. Cisco's ordinary business operations include management of energy use.	EN8, also see EN3.1, EN9, EN9.1, and EN9.2
Direct greenhouse gas emissions	The networking industry sector is not known to be a significant emitter of greenhouse gases by direct or indirect operations. Cisco's ordinary business operations include management of energy use.	EN8.1, also see EN3.1, EN9, EN9.1, and EN9.2.

[illegible]		
Indirect greenhouse gas emissions	The networking industry sector is not known to be a significant emitter of greenhouse gases by direct or indirect operations. Cisco's ordinary business operations include management of energy use.	EN8.1, also see EN3.1, EN9, EN9.1, and EN9.2.
Use and emissions of ozone-depleting substances.	In San Jose, Cisco utilizes R-123 Refrigerant, a hydrochlorofluorocarbon, or HCFC, in its building chiller systems. The HCFCs are one class of chemicals utilized as an alternative to chloroflurorcarbons (CFCs), a more destructive ozone depleting substance (ODS). They contain chlorine and thus deplete stratospheric ozone, but to a much lesser extent than CFCs. HCFCs have ozone depletion potentials (ODPs) ranging from 0.01 to 0.1; R-123 has an ODP of 0.02. The refrigerant is in a sealed system for the life of the chiller machine. Emissions of R-123 are expected to be negligible.	EN9 EN9.1 EN9.2
NOx, SOx, and other significant air emissions by type	Significant sources of air emissions from Cisco Systems in San Jose include the use of stand-by emergency power diesel generators, and employee commuting. There are currently 20 generators operating in support of Cisco San Jose. Generator use results in the emission of CO, NOx, Particulate Matter (PM) and Total Hydrocarbons (THC). Employee commuting produces indirect emissions resulting from the use of personal vehicles. Cisco offers employees incentives to utilize Alternative Transportation, not only in their daily commute, but also during working hours. For commuters, Cisco offers three programs: Commuter Checks, which are good toward the purchase of a monthly transit pass in the Bay Area, ECO-Pass, which gives commutes a free pass to use certain public transit systems, and Emergency Ride Home, which provides a guaranteed ride home to employees who use alternate transportation to commute to work at least 2 days/week. Shuttles are offered to transport employees from certain public transportation stations to various Cisco buildings. During working hours, the Smart Cart program offers employees inter-site transportation to cut down on vehicle use.	EN10

Environment continued		
Total amount of waste	Cisco maintains a recycling and waste-reduction program based on reducing, reusing, and recycling at all corporate sites in the Americas. Cisco measures recycling progress by auditing many variables, including the diversion rate (i.e., how much material is kept out of landfills) and program cost per employee. Since the recycling and waste-reduction program began, the diversion rate at corporate sites has risen from less than 30% to more than 60%, and the program cost has fallen from $7.50 to less than $3 per employee. ▪ In FY 01 4,510 tons of materials were diverted from the waste landfill for a cost avoidance of $678,473 at Cisco San Jose. ▪ In FY 02, Cisco San Jose recycled 3508 tons of materials with an overall diversion rate of 64% for the year. This generated $678,126 in cost avoidance and revenue. ▪ In FY03, Cisco San Jose successfully recycled at an average rate of 55%. Cost avoidance and revenue totaled $450,721. Hazardous Waste generated on the Cisco San Jose campus is managed in accordance with all local, state, and federal regulations. Typical hazardous waste generated by Cisco operations include, but is not limited to: ▪ Wipes, rags and PPE contaminated with flammable liquid and/or lead ▪ Waste oil (recycled) ▪ Spent lead-acid batteries (recycled) ▪ Used refrigerant (recycled) ▪ Used cooking oil	EN11.1 EN11.2
Significant discharges to water by type	None	EN12
Significant spills of chemicals, oils, and fuels in terms of total number and total volume	None	EN13
Significant environmental impacts of principal products and services	Networking products and services are not known to significantly or materially impact the environment.	EN14
Percentage of the weight of products sold that is reclaimable at the end of the products' useful life and percentage that is actually reclaimed	Not currently available	EN15


CISCO SYSTEMS

Environmental [illegible]		
Incidents of and fines for non-compliance with all applicable international declarations/conventions/treaties, and national, sub-national, regional, and local regulations associated with environmental issues	Cisco San Jose has received a total of 4 Notices of Violation (NOV) for air-related issues at Cisco's Silvercreek Facility, located at 4949 Hellyer Drive in San Jose. The NOVs were issued by the Bay Area Air Quality Management District (BAAQMD) for failure to comply with air regulations. Written documentation is on file to confirm that based on actions taken in response to the NOVs, Cisco was deemed "in compliance" with the regulations at the Silvercreek facility.	EN16
Significant environmental impacts of transportation used for logistical purposes	No known significant impact. Cisco's ordinary business operations include management of transportation used for logistical purposes -- ensuring optimal routing and minimizing environmental impact.	EN34

Workplace		
Core Indicator	***Cisco Information***	***GRI***
Percentage of employees represented by independent trade union organizations or other bona fide employee representatives broken down geographically OR percentage of employees covered by collective bargaining agreements broken down by region/country	Cisco has no policy excluding unions. There are no Cisco employees represented by a trade union.	LA3
Provision for formal worker representation in decision making or management, including corporate governance	No specific policy to provide for worker representation in decision-making. In countries where Work Councils are allowed, representatives may participate in some management discussions	LA13
Practices on recording and notification of occupational accidents and diseases, and how they relate to the ILO Code of Practice on Recording and Notification of Occupational Accidents and Diseases	Cisco's ordinary business operations include management of recording and notification of occupational accidents and diseases in accordance with applicable laws and regulations.	LA5
Standard injury rate (including subcontracted workers)	Cisco's ordinary business operations include management of recording and notification of occupational accidents and diseases in accordance with applicable laws and regulations.	LA7.1
Lost day rate (including subcontracted workers)	Cisco's ordinary business operations include management of recording and notification of occupational accidents and diseases in accordance with applicable laws and regulations.	LA7.1
Absentee rates (including subcontracted workers)	Cisco does not account for employee sick time separately from other paid time off.	LA7.3

[illegible]		
Work-related fatalities (including subcontracted workers)	Cisco's ordinary business operations include management of recording and notification of occupational accidents, diseases, and fatalities in accordance with applicable laws and regulations.	LA7.4
Description of policies or programs (for the workplace and beyond) on HIV/AIDS	Cisco Systems prohibits harassment and discrimination on the basis of physical disability or medical condition, which would include HIV/AIDS. Cisco's Workplace Resources Group provides on-line links to HIV/AIDS education resources.	LA8
Description of formal agreements with trade unions or other bona fide employee representatives covering health and safety at work and proportion of the workforce covered by any such agreements	There are no Cisco employees represented by a trade union.	LA15 also see LA3
Average hours of training per year per employee by category of employee	Training data captured by Education Management System for calendar year 2003: Individual Contributor 1.32 hours, Manager 2.92 hours, Director 2.43 hours, VP 2.10 hours, SVP .75 hours	LA9
Description of programs to support the continued employability of employees and to manage career endings	Cisco provides job search strategies and career guidance to support successful career transitions. Career transition services are provided globally and include: access to a physical or virtual career center, an extensive two-day seminar providing a foundation for an effective job search, career coaching tailored to individual needs, including resume development and interviewing advice, around-the-clock use of a career services global web site.	LA16
Specific policies and programs for skills management or for lifelong learning	Cisco supports development that is mutually beneficial for the company and the individual. At Cisco, development is a shared responsibility between employee and manager. Employees work with managers to discuss and assess their abilities and identify development needs. Managers provide coaching and resources to help align employee and business needs. Each employee should create a development plan focused on learning priorities and career aspirations. Ultimately, employees "drive" their own development to enable career growth.	LA17
Description of equal opportunity policies or programs, as well as monitoring systems to ensure compliance and results of monitoring	It is the policy of Cisco Systems to base all employment decisions on the principles of equal employment opportunity. http://www.cisco.com/en/US/about/ac49/ac55/about_cisco_our_commitment.html	LA10
Composition of senior management and corporate governance bodies (including the board of directors), including female/male ratio and other indicators of diversity as culturally appropriate	Cisco's Board of Directors is made up of 12 individuals, 10 men and 2 women. The officers of Cisco Systems are 8 men and 1 woman. http://newsroom.cisco.com/dlls/tln/exec_team/index.html	LA11


CISCO SYSTEMS

Description of global policy and procedures/programs preventing all forms of discrimination in operations, including monitoring systems and results of monitoring	Cisco encourages a creative, diverse, and enthusiastic work environment that is characterized by respect for each individual. We strive to provide an employment environment free of illegal discrimination and provide all employees the opportunity to maximize their individual performance and development. All employees and managers have the responsibility to treat each employee and applicant for employment on the basis of merit and ability without unlawful regard to sex, race, color, national origin, ancestry, citizenship, religion, age, physical or mental disability, medical condition, sexual orientation, gender identity, veteran or marital status.	HR4
Awards received relevant to social, ethical, and environmental performance	Working Mother Best Companies, Fortune 100 Best Companies to Work For, Business Ethics Magazine 100 Best Corporate Citizens, Latina Style Top 50 Places to Work, 100 Best Employers UK, Hewitt Best Employers in Asia: Australia, Hong Kong and Singapore	SO4
Description of the policy, procedures/management systems, and compliance mechanisms for organizations and employees addressing bribery and corruption	Cisco requires full compliance with the Foreign Corrupt Practices Act (FCPA) by all of its employees, consultants, agents, distributors, and resellers. The anti-bribery and corrupt payment provisions of the FCPA make illegal any corrupt offer, payment, promise to pay, or authorization to pay any money, gift, or anything of value to any foreign official, or any foreign political party, candidate or official. Cisco also published its Code of Business Conduct on its external website at www.cisco.com.	SO2
Description of policy, procedures/management systems, and compliance mechanisms for managing political lobbying and contributions	No Cisco assets--including employees' work time, use of Cisco premises, use of Cisco equipment, or direct monetary payments--may be contributed to any political candidate, political actions committees (aka "PACs"), party, or ballot measure without the permission of the SVP, Government Affairs. Of course, Cisco employees may participate in any political activities of their choice on an individual basis, with their own money and on their own time. Cisco also created an ePAC (Political Action Committee) to provide employees at the director level and above the opportunity to participate more closely in the political process as well as provide information on how government and politics affects the continued expansion of the marketplace and the economy.	SO3

Co[illegible]

Core Indicator	*Cisco Information*	*GRI*
Donations to community, civil society, and other groups	http://www.cisco.com/go/corp_citi_community	EC10.1
Donations to community, civil society, and other groups broken down in terms of cash and in-kind donations per type of group	Not currently available	EC10.2

NOTE: This information is subject to change at any time without notice.


CISCO SYSTEMS

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Citizenship Council

Charter Statement

Cisco's culture requires that all employees, at every level of the organization, be committed to responsible business practices. Additionally, Cisco's business strategy incorporates our dedication to corporate citizenship, which includes our commitment to improving the global community in which we operate, empowering our workforce, and building trust in our company as a whole.

The purpose of the Cisco Corporate Citizenship Council is to represent and serve our customers, employees, investors and partners by continuously improving Cisco's Corporate Social Responsibility (CSR) programs and by providing a better understanding of the company's performance related to CSR. The Council will fulfill these responsibilities by assessing social, ethical, and environmental practices and policies and to drive change, where necessary, to enhance the performance of our core business operations.

On an ongoing basis, the Council intends to monitor Cisco's CSR programs and enhance the transparency and disclosure of relevant information relating to Cisco's Corporate Social Responsibility, including disclosure regarding the status and progress of our CSR programs. The creation and management of a global CSR strategy will be accomplished by engaging stakeholders to perform:

- An initial internal collection and assessment of performance and a deeper understanding of potential enhancements to Cisco's CSR initiatives;
- Continuous benchmarking of Cisco's Corporate Social Responsibility practices and policies, against that of our peers, customers, and partners, taking into consideration factors set forth by established and emerging industry standards and guidelines where relevant or appropriate.

Based on our internal assessment and our external benchmarking, the Council will recommend appropriate changes to Cisco's CSR programs and initiatives that influence business culture and operations.

The Cisco Corporate Citizenship Council is comprised of an executive committee and a broad-based global membership of Cisco management. Contact the Citizenship council at citizenship@cisco.com.

Executive Committee

Sue Bostrom	Senior Vice President, Internet Business Solutions & Government Affairs
Kate DCamp	Senior Vice President, Human Resources
Randy Pond	Senior Vice President, Operations, Systems & Processes
Dennis Powell	Senior Vice President & Chief Financial Officer

Council Membership

Sylvia Allen	Senior Director, Corporate Responsibility
Mark Chandler	Vice President, Legal Services, General Counsel & Secretary
Renee Conmy	Senior Manager, Ethics
Bob Crockett	Senior Manager, Environment
Janis DeRoche	Director, Supply Chain, Manufacturing
Greg Thomas	Director, Investor Relations
Syd Garrett	Director, Corporate Quality
Adrian Godfrey	Director, Corporate Responsibility
Mark Golan	Vice President, Worldwide Real Estate & Work Place Resources
Laura Ipsen	Vice President, Worldwide Government Affairs
Jere King	Vice President, Corporate Communications Services
Mike LaBianca	Senior Director, Employee Relations
Kristin Mains	Manager, Corporate Positioning
Glenn LaFrank	Manager, Organizational Communications
Sirima Sataman	Senior Manager, Corporate Responsibility
Abby Smith	Senior Manager, Corporate Public Relations
Jason Yoder	Senior Manager, Legal - Regulatory Affairs
Tae Yoo	Vice President, Corporate Philanthropy

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CISCO SUPPLIER CODE OF CONDUCT

Cisco Systems, Inc. is committed to the highest standards of product quality and business integrity in it's dealings with Suppliers and ensuring that working conditions in our supply chain are safe, that workers are treated with respect and dignity, and that manufacturing processes are environmentally and socially responsible.

To ensure our relationships with Suppliers meet and support these expectations, Cisco is endorsing the Electronic Industry Supplier Code of Conduct as documented below. Cisco is also strongly encouraging our Suppliers to acknowledge and support our Code and seek to conform to its standards and provisions documented in detail below. In selecting qualified Suppliers Cisco will be giving preference to those that are socially and environmentally progressive. In addition, failure to comply with the standards and provisions set forth in our Code may result in Supplier disqualification.

Fundamental to adopting our Code is the understanding that a business, in all of its activities, must operate in full compliance with the laws, rules and regulations of the countries in which it operates. This Code encourages Suppliers to go beyond legal compliance, drawing upon internationally recognized standards, in order to advance social and environmental responsibility.

The Code is made up of five sections. Sections A, B, and C outline standards for Labor, Health and Safety, and the Environment, respectively. Section D outlines the elements of a minimally acceptable system to manage conformity to this Code. Section E adds standards relating to business ethics.

For the purposes of this document "Supplier" means any company, corporation or other entity that sells, or seeks to sell goods or services, to Cisco Systems, Inc. including the Supplier's employees, agents and other representatives.

A. LABOR

Suppliers should recognize and be committed to upholding the human rights of workers, and to treat them with dignity and respect as understood by the international community.

Standards such as the Universal Declaration of Human Rights (UDHR), Social Accountability International (SAI) and the Ethical Trading Initiative (ETI) were used as references in preparing the Code and may be a useful source of additional information.

The labor standards are:

1) Freely Chosen Employment
   Forced, bonded or indentured labor or involuntary prison labor is not to be used. All work will be voluntary, and workers should be free to leave upon reasonable notice. Workers shall not be required to hand over government-issued identification, passports or work permits as a condition of employment.

2) Child Labor
   Child labor is not to be used in any stage of manufacturing. The term "child" refers to any person employed under the age of 15 (or 14 where the law of the country permits), or under the age for completing compulsory education, or under the minimum age for employment in the country. The use of legitimate workplace apprenticeship programs, which comply with all laws and regulations, is supported.



Workers under the age of 18 shall not perform hazardous work and may be restricted from night work with consideration given to educational needs.

3) Discrimination
There is to be no discrimination based on race, color, age, gender, sexual orientation, ethnicity, disability, religion, political affiliation, union membership or marital status in hiring and employment practices such as promotions, rewards, and access to training. In addition, workers or potential workers should not be subjected to medical/pregnancy tests that could be used in a discriminatory way. Workers with disabilities will be provided reasonable job accommodations as needed to perform their job function.

4) Harsh or Inhumane Treatment
There is to be no harsh and inhumane treatment, including any sexual harassment, sexual abuse, corporal punishment, mental or physical coercion or verbal abuse of workers: nor is there to be the threat of any such treatment.

5) Minimum Wages
Compensation paid to workers shall comply with all applicable wage laws, including those relating to minimum wages, overtime hours and legally mandated benefits. Any disciplinary wage deductions are to conform to local law. The basis on which workers are being paid is to be clearly conveyed to them in a timely manner.

6) Working Hours
Studies of good manufacturing practices clearly link worker strain to reduced productivity, increased turnover and increased injury and illness. Work weeks are not to exceed the maximum set by local law. Further, a work week should not be more than 60 hours per week, including overtime, except in emergency or unusual situations. Workers should be allowed at least one day off per seven-day week.

7) Freedom of Association
Open communication and direct engagement between workers and management are the most effective ways to resolve workplace and compensation issues. Suppliers are to respect the rights of workers to associate freely and to communicate openly with management regarding working conditions without fear of reprisal, intimidation or harassment. Workers' rights to join labor unions, seek representation and or join worker's councils in accordance with local laws should be acknowledged.

B. Health and Safety

Suppliers should recognize that the quality of products and services, consistency of production, and workers' morale are enhanced by a safe and healthy work environment.

Management systems such as OHSAS 18001 and ILO Guidelines on Occupational Safety and Health were used as references in preparing the Code and may be a useful source of additional information.

The health and safety standards are:



1) Machine Safeguarding
Physical guards, interlocks and barriers are to be provided and properly maintained for machinery used by workers.

2) Industrial Hygiene
Worker exposure to chemical, biological and physical agents is to be identified, evaluated, and controlled. When hazards cannot be adequately controlled by engineering and administrative means, workers are to be provided with appropriate personal protective equipment.

3) Safety
Worker exposure to workplace safety hazards (e.g., electrical and other energy sources, fire, vehicles, slips, trips and fall hazards) are to be controlled through proper design, engineering and administrative controls, preventative maintenance and safe work procedures (including lockout/tagout). Where hazards cannot be adequately controlled by these means, workers are to be provided with appropriate personal protective equipment.

4) Emergency Preparedness and Response
Emergency situations and events are to be identified and assessed, and their impact minimized by implementing emergency plans and response procedures, including: emergency reporting, employee notification and evacuation procedures, worker training and drills, appropriate fire detection and suppression equipment, adequate exit facilities and recovery plans.

5) Occupational Injury and Illness
Procedures and systems are to be in place to manage, track and report occupational injury and illness, including provisions to: a) encourage worker reporting; b) classify and record injury and illness cases; c) provide necessary medical treatment; d) investigate cases and implement corrective actions to eliminate their causes; and d) facilitate return of workers to work.

6) Physically Demanding Work
Worker exposure to physically demanding tasks, including manual material handling and heavy lifting, prolonged standing and highly repetitive or forceful assembly tasks is to be identified, evaluated and controlled.

7) Dormitory and Canteen
Workers are to be provided with clean toilet facilities, access to potable water and sanitary food preparation and storage facilities. Worker dormitories provided by the Supplier or a labor agent are to be clean, safe, and provide emergency egress, adequate heat and ventilation and reasonable personal space.

C. ENVIRONMENTAL

Suppliers should recognize that environmental responsibility is integral to producing world class products. In manufacturing operations, adverse effects on the environment and natural resources are to be minimized while safeguarding the health and safety of the public.



Management systems such as ISO 14001, the Eco Management and Audit System (EMAS) and the Kyoto Environmental Standard (KES) were used as references in preparing the Code and may be a useful source of additional information.

The environmental standards are:

1) Product Content Restrictions
Suppliers are to adhere to applicable laws and regulations regarding prohibition or restriction of specific substances including labeling laws and regulations for recycling and disposal. In addition, Suppliers are to adhere to all environmental requirements specified by Cisco.

2) Chemical and Hazardous Materials
Chemical and other materials posing a hazard if released to the environment are to be identified and managed to ensure their safe handling, movement, storage, recycling or reuse and disposal.

3) Wastewater and Solid Waste
Wastewater and solid waste generated from operations, industrial processes and sanitation facilities are to be monitored, controlled and treated as required prior to discharge or disposal.

4) Air Emissions
Air emissions of volatile organic chemicals, aerosols, corrosives, particulates, ozone depleting chemicals and combustion by-products generated from operations are to be characterized, monitored, controlled and treated as required prior to discharge.

5) Environmental Permits and Reporting
All required environmental permits (e.g. discharge monitoring) and registrations are to be obtained, maintained and kept current and their operational and reporting requirements are to be followed.

6) Pollution Prevention and Resource Reduction
Waste of all types, including water and energy, are to be reduced or eliminated at the source or by practices such as modifying production, maintenance and facility processes, materials substitution, conservation, recycling and re-using materials.

D. MANAGEMENT SYSTEM

Suppliers must adopt or establish a management system whose scope is related to the content of this Code and proportional to a Supplier's environmental and social accountability profile. The management system shall be designed to ensure (a) compliance with applicable laws and regulations; (b) conformance with this Code; and (c) identification and mitigation of operational risks related to this Code. It should also facilitate continual improvement.

The management system should contain the following elements:

1) Company Commitment
Corporate social and environmental responsibility statements that affirm the Supplier's commitment to compliance and continual improvement.



2) Management Accountability and Responsibility
Clearly identified company representative[s] responsible for ensuring implementation and periodic review of the status of the management systems.

3) Legal and Customer Requirements
Identification, monitoring and understanding of applicable laws, regulations and customer requirements.

4) Risk Assessment and Risk Management
Process to identify the environmental, health and safety[1] and labor practice risks associated with Supplier's operations. Determination of the relative significance for each risk and implementation of appropriate procedural and physical controls to ensure regulatory compliance to control the identified risks.

5) Performance Objectives with Implementation Plan and Measures
Written standards, performance objectives, targets and implementation plans including a periodic assessment of Supplier's performance against those objectives.

6) Training
Programs for training managers and workers to implement Supplier's policies, procedures and improvement objectives.

7) Communication
Process for communicating clear and accurate information about Supplier's performance, practices and expectations to workers, suppliers and customers.

8) Employee Feedback and Participation
Ongoing processes to assess employees' understanding of and obtain feedback on practices and conditions covered by this Code and to foster continuous improvement.

9) Audits and Assessments
Periodic self-evaluations to ensure conformity to legal and regulatory requirements, the content of the Code, and customer contractual requirements related to social and environmental responsibility.

10) Corrective Action Process
Process for timely correction of deficiencies identified by internal or external assessments, inspections, investigations and reviews.

11) Documentation and Records
Creation of documents and records to ensure regulatory compliance and conformity to company requirements along with appropriate confidentiality to protect privacy.

E. ETHICS

To meet social responsibilities and to achieve success in the marketplace, Suppliers and their agents are to uphold the highest standards of ethics including:

1) No Corruption, Extortion, or Embezzlement

[1] Areas to be included in a risk assessment for health and safety are warehouse and storage facilities, plant/facilities support equipment, laboratories and test areas, sanitation facilities (bathrooms), kitchen/cafeteria and worker housing /dormitories.



The highest standards of integrity are to be expected in all business interactions. Any and all forms of corruption, extortion and embezzlement are strictly prohibited resulting in immediate termination and legal actions.

2) Disclosure and Privacy of Information
Means to effectively safeguard customer information regarding business activities, structure, financial situation, performance, and/or any other information deemed confidential shall be disclosed only in accordance with the guidelines specified within any agreed upon non-disclosure agreement between Supplier and Cisco Systems, Inc. and within the guidelines of all applicable laws and regulations.

3) No Improper Advantage
Bribes or other means of obtaining undue or improper advantage are not to be offered or accepted. No Supplier, or its representatives or employees, shall offer to any Cisco Systems, Inc. employee a kickback, favor, gratuity, entertainment or anything of value to obtain favorable treatment from Cisco Systems, Inc. Cisco Systems, Inc. employees are similarly prohibited from soliciting such items. This prohibition extends to immediate family members of both Suppliers and Cisco Systems, Inc. employees. As long as a gift is not intended to obtain favorable treatment for the Suppliers and does not create the appearance of a bribe, kickback, payoff or irregular type of payment, Cisco Systems, Inc. employees are not prohibited from accepting the gift if: (1) it is $50 or less in value, (2) public disclosure would not embarrass Cisco Systems, Inc., (3) acceptance is consistent with Cisco Systems, Inc. business practices and (4) acceptance of the gift does not violate any applicable law. Furthermore, Cisco Systems, Inc. employees are prohibited from accepting IPO stock from Cisco Systems, Inc. Suppliers.

4) Fair Business, Advertising and Competition
Standards of fair business, advertising and competition are to be upheld. Suppliers to Cisco Systems, Inc. shall not engage in collusive bidding, price fixing, price discrimination, or other unfair trade practices in violation of federal or state antitrust laws.

5) Whistleblowers
Programs that ensure the protection of Supplier and employee whistleblower confidentiality are to be maintained. Cisco Systems, Inc. Suppliers shall promptly notify Cisco Systems, Inc. Corporate Controller at (408) 525-0164 of any known or suspected improper behavior by Suppliers relating to their dealings with Cisco Systems, Inc., or any known or suspected improper behavior by Cisco Systems, Inc. employees.

6) Community Engagement
Community engagement is encouraged to help foster social and economic development.

7) Protection of Intellectual Property
Intellectual property rights are to be respected; transfer of technology and know-how is to be done in a manner that protects intellectual property rights.

8) Accessibility
Inherent accessibility features will be a) considered at the time of (re)design and (re)development, and b) implemented where financially and technically feasible.


CISCO SYSTEMS

References: The following standards were used in preparing this Code and may be a useful source of additional information. The following standards may or may not be endorsed by each Supplier.

ILO Code of Practice in Safety and Health
www.ilo.org/public/english/protection/safework/cops/english/download/e000013.pdf

National Fire Protection Agency
http://www.nfpa.org/catalog/home/AboutNFPA/index.asp

ILO International Labor Standards
www.ilo.org/public/english/standards/norm/whatare/fundam/index.htm

OECD Guidelines for Multinational Enterprises
www.oecd.org

United Nations Convention Against Corruption
www.unodc.org/unodc/en/crime_convention_corruption.html

United Nations Global Compact
www.unglobalcompact.org

Universal Declaration of Human Rights
www.un.org/Overview/rights.html

ISO 14001
www.iso.org

SA 8000
www.cepaa.org/

SAI
http://www.sa-intl.org

Ethical Trading Initiative
http://www.ethicaltrade.org/

OHSAS 18001
www.bsi-global.com/index.xalter

Eco Management & Audit System
http://www.quality.co.uk/emas.htm

KES – Kyoto Environmental Standard
http://web.kyoto-inet
jp/org/kesma21f/index.htm

Cisco Code of Business Conduct

This Code of Business Conduct is monitored by Cisco's Ethics Program Office and is annually affirmed by our employees. This Code of Business Conduct applies to all employees of Cisco Systems, Inc. and its subsidiaries (collectively referred to as "Cisco") and to the members of Cisco's Board of Directors. This Code of Business Conduct has been designed to deter wrongdoing and to promote:

- Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships
- Full, fair, accurate, timely, and understandable disclosure in reports and documents that Cisco files with, or submits to, government agencies and in other public communications
- Protecting Cisco's confidential and proprietary information and that of our customers' and vendors'
- Compliance with applicable governmental laws, rules and regulations
- The prompt internal reporting of violations of this code
- Accountability for adherence to this code

OVERVIEW OF BUSINESS ETHICS

We believe that long-term, trusting business relationships are built by being honest, open and fair. We promise to uphold the highest professional standards in all global business operations. We also expect that those with whom we do business (including suppliers, customers or re-sellers) will adhere to the standards set by Cisco's Code of Business Conduct.

Outstanding employees are key to Cisco's success. Everyone is part of the company team, and each of us deserves to be treated with dignity and respect. In addition, every employee is responsible for his/her own conduct. No one has the authority to make another employee violate Cisco's Code of Business Conduct, and any attempt to direct or otherwise influence someone else to commit a violation is unacceptable.

Managers, in particular, set an example for other employees and are often responsible for directing the actions of others. Cisco requires all employees, including managers, to know and understand the Code of Business Conduct, as it applies personally to the employee or manager and to those under his/her supervision.

The fundamental principle that underlies the way we do business at Cisco is good judgment. An understanding of our legal and ethical parameters enhances that judgment. Cisco has a responsibility to pay constant attention to all legal boundaries and to comply with all applicable laws and regulations in all of its operations worldwide. We have the same obligation to the communities in which we do business and to the customers with whom we do business. For everyone at Cisco, this means following the spirit of the law and doing the right, ethical thing even when the law is not specific.

This code outlines the broad principles of legal and ethical business conduct embraced by Cisco. It is not a complete list of legal or ethical questions an employee might face in the course of business, and therefore, this code must be applied using common sense and good judgment. Additionally, under certain circumstances local country law may establish requirements that differ from this code. Employees worldwide are expected to comply with all local country laws and Cisco business conduct policies in the area in which they are conducting Cisco business.

Although we realize that no two situations are alike, we aim for consistency and balance when encountering any ethical issues. It is essential that we all keep an eye out for possible infringements of Cisco's business ethics - whether these infringements occur in dealings with the government or the private sector, and whether they occur because of oversight or intention. Employees who have questions regarding business conduct or possible violations should contact their local HR representative, the Cisco Ethics Program Office or the Cisco Legal Department.

CONFLICTS OF INTEREST

Employees are expected to make or participate in business decisions and actions in the course of their employment with Cisco based on the best interests of the company as a whole, and not based on personal relationships or benefits. Conflicts of interest can compromise employees' business ethics. Employees are expected to apply sound judgment to avoid conflicts of interest that could negatively affect Cisco or its business. At Cisco, a conflict of interest is any activity that is inconsistent with or opposed to Cisco's interests, or gives the appearance of impropriety.

Employees should avoid any relationship that would cause a conflict of interest with their duties and responsibilities at Cisco. Employees are expected to disclose to us any situations that may involve conflicts of interests affecting them personally or affecting other employees or those with whom we do business.

Members of Cisco's Board of Directors have a special responsibility because our Directors are prominent individuals with substantial other responsibilities. To avoid conflicts of interest, Directors are expected to disclose to their fellow Directors and to the General Counsel of Cisco any personal interest they may have in a transaction upon which the Board passes and to recuse themselves from participation in any decision in which there is a conflict between their personal interests and the interest of Cisco.

Set forth below is specific guidance for some areas of potential conflict of interest that require special attention. It is not possible to list all conflicts of interest. These are examples of the types of conflicts of interest that Cisco employees are expected to avoid. Ultimately, it's the responsibility of each individual to avoid any situation that could appear to be a conflict of interest. Employees are urged to discuss any potential conflicts of interest with their manager, HR Representative, the Ethics Program Office or the Legal Department.

Interest in Other Businesses: Cisco employees and members of their immediate families must avoid any direct or indirect financial relationship with other businesses that could cause divided loyalty. Cisco employees must receive written permission from the Cisco vice president for their organization before beginning any employment, business, or consulting relationship with another company. This doesn't mean that family members are precluded from being employed by one of Cisco's customers, competitors, or suppliers. However, Cisco employees must avoid conducting Cisco business with members of their families or others with whom they have a significant personal relationship unless they have prior written permission from the Cisco vice president of their organization. See also "Investments" below.

Outside Directorships and Membership in Technical Advisory Boards ("TAB"s): Cisco encourages its employees to be active in industry and civic associations, including membership in other companies' Boards of Directors and TABs. Employees who serve on outside Boards of Directors or TABs of a profit making organization are required, prior to acceptance, to obtain written approval. Approval for employees who are at the vice president level or above must be obtained from their manager and from a Review Board, which consists of the Chief Financial Officer, Senior Vice President of Human Resources and General Counsel. Approval for all other employees must be obtained from the Cisco vice president of the employee's organization and from the Cisco Legal Department. As a rule, employees may not accept a position as an outside director or TAB member of any current or likely competitor of Cisco. Furthermore, in the absence of an overriding benefit to Cisco and a procedure to avoid any financial conflict (such as refusal of compensation and recusal from involvement in the company's relationship with Cisco), approval is likely to be denied where the Cisco employee either directly or through people in his or her chain of command has responsibility to affect or implement Cisco's business relationship with the other company. Approval of a position as a director or TAB member of a company that supports or promotes a competitor's products or services is also likely to be denied.

If an outside directorship or TAB membership is approved, employees may keep compensation earned from that directorship unless the terms of the approval state otherwise. Generally, however, employees may not receive any form of compensation (including stock options, IPO stock or cash) for service on a board of directors of a company if the service is at the request of Cisco or in connection with Cisco's investment in, or a significant relationship exists with, that company and the directorship is as a consequence or in connection with that relationship. Any company that is a vendor, supplier, partner or customer of Cisco has a "relationship" with Cisco. "Significant" is broadly defined to include a sole-source vendor/supplier, or one in which Cisco is responsible for generating five percent or more of the outside company's revenues. When membership on a Board of Directors or TAB is other than at Cisco's request, and even if no compensation is received, a potential for conflict of interest exists, and therefore the Cisco employee is expected to recuse him- or herself from any involvement in Cisco's relationship with that company. It is therefore important that Cisco employees recognize that their membership should be an opportunity to provide expertise and to broaden their own experience, but they should not be put in a position where the other company expects to use the person's board membership as a way to get access to Cisco or to influence Cisco decisions.

Cisco may at any time rescind prior approvals in order to avoid a conflict or appearance of a conflict of interest for any reason deemed to be in the best interests of Cisco. In addition, Cisco will periodically conduct an inquiry of employees to determine the status of their membership on outside boards.

Investments: Cisco employees and Directors will occasionally find themselves in a position to invest in companies that are or are reasonably likely to be Cisco partners, customers or suppliers; companies that are current or likely competitors of Cisco; or companies that are reasonably likely to be potential candidates for acquisition by Cisco. It is imperative that employees and Directors presented with such opportunities understand the potential conflict of interest that may occur in these circumstances. Cisco employees and Directors must always serve our shareholders first. Investing in companies that Cisco has an actual or potential business relationship with may not be in our shareholders' best interests. The following principles are intended to cover such circumstances.

Investments in Public Companies: Passive investments by employees of not more than one percent of total outstanding shares of companies listed on a national or international securities exchange, or quoted daily by NASDAQ or any other quotation system, are permitted without Cisco's approval--provided the investment is not so large financially either in absolute dollars or percentage of the individual's total investment portfolio that it creates the appearance of a conflict of interest. Any investment by a Cisco employee in more than one percent of total outstanding shares of a public company must be disclosed to, and approved by, the Review Board. In addition, any investment by an Executive (as defined below under the policy entitled "Receipt of Proceeds from Investments in Companies that are Acquired by Cisco") in any public company that is reasonably likely to be a potential candidate for acquisition by Cisco must be disclosed to, and approved by, the Review Board. Any investment by a Cisco Director in more than one percent of total outstanding shares of a public company that is a partner, significant customer or significant supplier of Cisco; a company that is a current or likely competitor of Cisco; or a company that is reasonably likely to be a potential candidate for acquisition by Cisco must be disclosed to Cisco's General Counsel.

Investments in diversified publicly traded mutual funds are not deemed subject to these conflict of interest principles, provided confidentiality requirements are observed.

See also "Receipt of Proceeds from Investments in Companies that are Acquired by Cisco".

Investments in Private Companies: Investments by Cisco employees and Directors in privately held companies that are partners, significant customers or significant suppliers of Cisco; companies that are current or likely competitors of Cisco; or companies that are reasonably likely to be potential candidates for acquisition by Cisco must be disclosed to the Cisco senior vice president for their organization and to the Review Board (or to the General Counsel in the case of Directors). If an investment is made in a company that becomes subject to this disclosure requirement after the investment is made, the investment must be disclosed at that time.

Approval of the Review Board is required for investments by Cisco employees in companies that are current or likely competitors of Cisco and for investments where an employee either directly or through people in his/her chain of command has responsibility to affect or implement Cisco's relationship with the other company; however, in such cases, in the absence of a clear capability for the employee to perform his or her job without a conflict of interest, approval is likely to be denied. Examples of employees having responsibilities to affect or implement Cisco's relationship with the other company include:

- Employees in a position to select a particular chip for a given product and owning shares in that chip vendor
- Employees in a position to recommend a particular software or hardware vendor partner to a customer while owning shares in that vendor or reseller
- Employees whose responsibilities include sales of Cisco products to a customer or reseller while owning shares in the customer or reseller
- Employees in a position to recommend or evaluate the acquisition of the other company by Cisco

Such situations may put the Cisco employee in a conflict of interest between furthering his or her personal interests and protecting the interests of Cisco, hence the likelihood of denial. Employees in those circumstances should not invest in the company in question.

If an investment is made and/or approval is granted, and the employee subsequently finds him- or herself in a potentially conflicted position due to his or her job responsibilities or those of others in his or her chain of command, the Cisco employee is expected to recuse him- or herself from any involvement in Cisco's relationship with that company. (If the conflict is so fundamental as to undermine the employee's ability to undertake an important job activity, a discussion of possible divestiture may be required). Furthermore, with respect to any investment or financial interest in a third party, employees should be extremely cautious to avoid activities such as recommending or introducing the company to other parts of the Cisco organization unless there is a clear disclosure of the financial interest.

If an employee happens to have an investment in a company and transitions into a role that would place him/her in a conflict of interest position (such as those described above), the employee should disclose the situation in writing to his/her manager and HR Representative and the Review Board. Efforts will be made to resolve the situation equitably on a case-by-case basis.

Where Cisco has made an investment in a company, permission must be obtained before an employee invests in that company. When a Cisco employee is placed on a board of directors or advisory board to represent Cisco, such employee cannot make an investment in that company without Review Board approval; and the employee may not receive compensation for such participation at Cisco's request. See also "Receipt of Proceeds from Investments in Companies that are Acquired by Cisco".

Investments in Venture Capital Funds: Just as investments in publicly traded mutual funds are not deemed to pose a conflict of interest since such investors do not control the timing of fund investments or dispositions, there is no general restriction on Cisco employees or Directors investing in venture capital or other similar funds that, in turn, invest in other companies. Given that investors in venture funds are "limited partners" and do not have influence in the decision making of the funds, we have deemed these investments appropriate from the standpoint of conflicts with the venture firm itself. At the same time, general conflict of interest rules outlined above apply to the employee's and Director's indirect investments in portfolio companies of venture capital or other similar funds where the portfolio company has a business relationship with Cisco, is a current or likely competitor of Cisco, or is reasonably likely to be a potential candidate for acquisition by Cisco.

Venture capital or other similar fund investments by Executives *(as defined below under the* policy entitled "Receipt of Proceeds from Investments in Companies that are Acquired by Cisco") and Directors must be disclosed to the Review Board (or to the General Counsel in the case of Directors). Any employee may submit a request for approval if the employee has any doubts about whether a conflict may exist. Just as in the case of investments in private companies described above, employees should not invest in funds where it is likely that the employee will be responsible for recommending, reviewing or transacting business with a known portfolio company of the fund. Employees will be expected to not participate in Cisco's relationship with that company if such a situation arises after the investment commitment has been made. See also "Receipt of Proceeds from Investments in Companies that are Acquired by Cisco".

Receipt of Proceeds from Investments in Companies that are Acquired by Cisco: In order to avoid conflicts of interest, and the appearance of conflicts of interest, between Cisco and its Executives and Directors when Cisco acquires a company in which an Executive or Director has an investment, either directly or indirectly through a venture capital or other similar fund, the general rule is that the Executive or Director must donate the proceeds of such investments to charity. For this purpose "Executives" means all Executive Officers, all Senior Vice Presidents, all Vice Presidents in the Chief Development Officer (CDO) Organization, and all Vice Presidents and directors of Business Development.

Investments Covered by this Policy.

- Any direct investments in any private or public company that is reasonably likely to be a potential candidate for acquisition by Cisco; and

- Any investments in venture capital or other similar funds (other than publicly traded mutual funds) because these funds may invest in companies that are reasonably likely to be potential candidates for acquisition by Cisco.

If you are uncertain whether a direct investment in a particular company would be covered by this policy, you should disclose the investment for review as described below under "Review."

Recusal. In all cases where an Executive or Director has a direct or indirect investment in a company that is or becomes a potential candidate for acquisition by Cisco, the Executive or Director must recuse him- or herself from any consideration or approval of the acquisition.

Review. Direct investments in companies covered by this policy will be reviewed by the Review Board (or by the disinterested members of the Audit Committee or other committee designated by the Nomination and Governance Committee, in consultation with the Chief Executive Officer, in the case of Directors) for a determination whether recusal from involvement in Cisco's business with that company or from Cisco's acquisition of that company is sufficient to avoid any actual conflict of interest if a company covered by this policy is later acquired by Cisco and therefore that charitable donation of proceeds is not required.

Donation to Charity.

- Direct Investments: If a company covered by this policy is acquired by Cisco, unless recusal has been determined to be sufficient under the review process described above, the Executive or Director must donate his or her proceeds from the acquisition of the company by Cisco to a bona fide charity of the Executive's or Director's choosing.

- Indirect Investments: In the case of an indirect investment (e.g., through a venture capital or other similar indirect means) in a company that is subsequently acquired by Cisco, the proceeds must be donated to charity to avoid the appearance of a conflict of interest, regardless of whether recusal is sufficient to avoid any actual conflict of interest in the transaction; provided, however, that indirect investments by a Director through a venture capital or similar other fund in which the Director is an active general partner or other manager as his or her principal occupation will be treated in the same manner as direct investments, and donation to charity of the proceeds will not be required where the reviewing body determines that recusal of the Director is sufficient to avoid any actual conflict of interest in the transaction.

Approval for Acquisitions. Any acquisition by Cisco of a company in which an Executive or Director has a direct or indirect investment must be approved by a majority of the disinterested members of the Acquisition Committee or Board of Directors, after full disclosure of the Executive's or Director's investment, regardless of the size of the transaction.

Honoraria: Speaking at events, when it is determined to be in Cisco's best interests, is considered part of an employee's normal job responsibilities. Because employees will be compensated by Cisco for most or all of their time spent preparing for, attending, and delivering presentations approved by management, employees should not request or negotiate a fee or receive any form of compensation (excepting the novelties, favors or entertainment described below) from the organization that requested the speech, unless the employee first receives express authorization from the Cisco vice president for their organization; alternatively, a fee can be accepted provided it is donated to the Cisco Foundation or other non-profit charitable organization.

Inventions, Books, and Publications: Cisco employees must receive written permission from the Cisco vice president for their organization before developing, outside of Cisco, any products, software, or intellectual property that is or may be related to Cisco's current or potential business.

Favors, Gifts and Entertainment: Cisco has many customers, suppliers and other business partners, all of whom are vital to our company's success. All of these relationships must be based entirely on sound business decisions and fair dealing. Business gifts and entertainment can build goodwill, and are a part of normal relationships with our business partners, but they can also create a perception of conflict of interest that can undermine the integrity of our relationships. This is why all Cisco employees are expected to know this policy and to know the equivalent policies of our partners and customers. Any courtesy should always comply with the policies of the recipient's organization, and those we are doing business with should understand our policy as well. Cisco has a separate policy for giving gifts internally to employees.

"Favors, gifts and/or entertainment" means anything of value, including meals, lodging, discounts, loans, cash, favorable terms on any product or service, services, equipment, prizes, products, transportation, use of vehicles or vacation facilities, stocks or other securities (including accepting the opportunity to buy "directed shares" - also called "friends and family shares" - from a company where the Cisco employee is now or is likely to become in any way involved in Cisco's relationship with that company), home improvements, tickets and gift certificates. The potential list is endless – these are just examples. **Note:** In some cases, more restrictive standards on favors, gifts and entertainment may apply than are described here – for instance, special rules apply to those dealing with government agencies, and the legal rules may differ in various countries, or partners and customers may have policies of their own with which we are expected to comply in our business relationships. Employees must not accept or give favors, gifts or entertainment that violates those standards. Always keep in mind that you should never offer or accept favors, gifts or entertainment that would embarrass Cisco or its customers, vendors or suppliers.

Because of tax and other legal reporting rules, it is essential that our expense report records accurately reflect favors, gifts and entertainment provided to customers. You are required to report properly in your expense reports, all expenditures for favors, gifts or entertainment conducted as part of your Cisco employment, and you must accurately state the purpose of the expenditures or the identities of the individuals receiving the favors, gifts or entertainment.

Favors, Gifts and Entertainment to Public Sector/Government Officials Raise Special Risks - It is very important that when working with any public sector official – regardless of location, department or agency, and including government-controlled organizations such as public universities or telecom service providers – that you know the specific rules related to the giving of favors, gifts and entertainment to that official. It is each Cisco employee's responsibility to know the specific rules related to the giving of favors, gifts or entertainment to public sector employees. For example, although Cisco may pay for travel expenses for private-sector customer visits to Cisco facilities or meetings, it is typically inappropriate to pay for such expenses for government officials.

Receiving or Offering Favors, Gifts or Entertainment: Favors, gifts or entertainment offered by Cisco employees to customers or customers' family members, or offered to Cisco employees and their family members fall into three categories, Acceptable, Inappropriate and Questionable:

- Acceptable: Accepting or offering social amenities or business courtesies such as modest favors, gifts or entertainment is common in the commercial work environment and is meant to create goodwill and enhance business relationships. Using good judgment and moderation, occasionally exchanging favors, gifts or entertainment of nominal value with employees of a **non-Governmental** entity is appropriate, unless the recipient's employer forbids the practice (it is your responsibility to learn the policy of our partners and customers before giving favors, gifts or entertainment). Examples of what is generally acceptable and does not require approval include:
    - Favors, gifts or entertainment with a combined market value of $100 USD or less, to or from a single source per year. This could be either from Cisco to an employee of a customer or partner or from any customer or partner to a Cisco employee (as long as they don't fall into the "Inappropriate" category, below).
    - In addition, occasional meals with a business associate who is not a Cisco employee (the guideline for business dinner and business entertainment is $60 USD per person) are acceptable, even if the total cost of those occasional meals over a year may exceed $100 USD.

- You can accept or offer favors, gifts or entertainment over $100 USD per year to or from any single customer, vendor or supplier only with prior approval of your department vice president and HR manager.

The following examples would not require approval as long as they meet the criteria stated above:

- Tickets for ordinary sports, theater and other cultural events
- Gifts that do not exceed $100 USD
- Other reasonable and customary favors, gifts and entertainment
- Giving or accepting promotional items of nominal value, such as pens, calendars, logoware and coffee mugs.

- Inappropriate: Other types of favors, gifts and entertainment are simply wrong, either in fact or in appearance, so that they are **never** permissible, and no one can approve these. Employees and their immediate family may **never:**

  - Offer or accept cash or cash equivalent (such as loans, stock, stock options, or other monetary instruments such as bank checks, traveler's checks, money orders, investment securities or negotiable instruments)
  - Offer, accept or participate in any favors, gifts or entertainment or other situations that are unsavory, or otherwise violates our commitment to diversity and mutual respect, or which would reasonably cause any customer or Cisco employee to feel uncomfortable, such as "adult entertainment"
  - Offer favors, gifts or entertainment over $100 USD per year to any individual to a single customer, vendor or supplier – unless you obtain prior written approval of your department vice president AND HR manager
  - Accept favors, gifts or entertainment over $100 USD per year from any single customer, vendor or supplier – unless you obtain prior written approval of your department vice president AND HR manager
  - Incur any expense on behalf of a customer, including favors, gifts or entertainment, that is not recorded properly on company books
  - Using your own money or resources to pay for favors, gifts or entertainment for a customer, vendor or supplier
  - Offer or accept favors, gifts or entertainment that would be illegal
  - Offer, accept or request anything as part of an agreement to do anything in return for favors, gifts or entertainment (such as placing a purchase order early)
  - Participate in any activity that you know would cause the person giving or receiving favors, gifts or entertainment to violate his or her own employer's standards
  - Offer or accept favors, gifts or entertainment that would embarrass Cisco by its public disclosure, including "adult entertainment"

- Questionable: For anything that doesn't fall into either of the 2 categories above always ask, as it may or may not be permissible to accept the offer. You will need to get approval from your department vice president **AND** your Human Resources Manager before accepting such favor, gift or entertainment. Examples where you will need prior approval include the following:

- Offering, accepting or participating in special events– such as tickets to a World Cup match or Super Bowl game where tickets are not generally available (unless part of a special event organized by Cisco)
- Offering or accepting travel or entertainment lasting more than 1 day

In determining whether to approve something in the "Questionable" category, vice presidents and HR consider such issues as:

- Whether any favors, gifts or entertainment would be likely to influence your, the vendor's or customer's objectivity
- Whether there is a business purpose (for example, business will be discussed as part of the event)
- What kind of precedent will be set for other employees
- How would it appear to other employees or people outside the company

Other considerations: In rare circumstances, local customs in some countries may call for the exchange of gifts having more than nominal value as part of the business relationship. In these situations, gifts may be accepted only on behalf of Cisco (not an individual) with the approval of the employee's vice president and the Cisco Human Resources Department. Any gifts received should be turned over to Human Resources for appropriate disposition or donated to the Cisco Foundation or other non-profit charitable organization. The foreign company's gift-policy regulations must be observed. In all cases, the exchange of gifts must be conducted so there is no appearance of impropriety. Gifts may only be given in accordance with applicable laws, including the U.S. Foreign Corrupt Practices Act.

If you need more information or are still in doubt about whether to give or accept favors, gifts or entertainment to a customer, supplier or vendor, contact the Ethics Program Office (ethics@cisco.com) or the Legal Department for help.

Industry Associations: Membership on boards of industry associations generally does not present financial conflicts of interest. However, employees should be sensitive to possible conflicts with Cisco's business interests, if, for instance, the association takes a position adverse to Cisco's interests or those of key customers.

Supervisory Relationships with Family Members: Supervisory relationships with family members present special workplace problems, including a conflict of interest, or at least the appearance of conflict, in various personnel decisions that the supervisor makes. Accordingly, Cisco employees must avoid a direct reporting relationship with any member of their family or others with whom they have a significant relationship. If such a relationship exists or occurs, the employee must report it in writing to the HR Representative.

SPECIAL ETHICS OBLIGATIONS FOR EMPLOYEES WITH FINANCIAL REPORTING RESPONSIBILITIES

The Finance Department bears a special responsibility for promoting integrity throughout the organization, with responsibilities to stakeholders both inside and outside of Cisco. The Chief Executive Officer and Finance Department personnel have a special role both to adhere to these principles themselves and also to ensure that a culture exists throughout the company as a whole that ensures the fair and timely reporting of Cisco's financial results and condition.

Because of this special role, the Chief Executive Officer and all members of Cisco's Finance Department are bound by the following Financial Officer Code of Ethics, and by accepting the

Code of Business Conduct, each agrees that he or she will, in his or her capacity as an employee of Cisco:

- Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships
- Provide information that is accurate, complete, objective, relevant, timely, and understandable to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents that Cisco files with, or submits to, government agencies and in other public communications
- Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies
- Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing his or her independent judgment to be subordinated
- Respect the confidentiality of information acquired in the course of his or her work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of his or her work will not be used for personal advantage
- Share knowledge and maintain skills important and relevant to stakeholder's needs
- Proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and the community
- Achieve responsible use of and control over all assets and resources employed or entrusted
- Promptly report to the Director of Internal Control Services and/or the Chairman of the Audit Committee any conduct that the individual believes to be a violation of law or business ethics or of any provision of the Code of Conduct, including any transaction or relationship that reasonably could be expected to give rise to such a conflict

Violations of this Financial Officer Code of Ethics, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may result in personnel action, including termination of employment. If you believe that a violation of the Financial Officer Code of Ethics has occurred, please contact Cisco's General Counsel, Mark Chandler, at generalcounsel@cisco.com or (408) 527-0238 or email Cisco's Ethics Program Office at ethics@cisco.com. You may also contact the Audit Committee of the Board of Directors at:

- auditcommittee@external.cisco.com, or
- if you are concerned about maintaining anonymity, you may send correspondence to the following outside private mail box (pmb) address at:

  Cisco Systems, Audit Committee
  105 Serra Way, PMB #112
  Milpitas, CA 95035

It is against Cisco policy to retaliate against any employee for good faith reporting of violations of this Code.

COMMUNICATION WITH THE FINANCIAL COMMUNITY AND OTHER OUTSIDE ORGANIZATIONS

Any employee who is contacted by a member of the financial community, the press or any other outside organization is not to provide information regarding Cisco or any subsidiary's business without prior approval. This includes, among other things, answers to questions on the following:

- Overall business trends
- Business in our geographic theaters
- Product bookings/shipments
- Lead times
- Pricing
- Suppliers
- New products/technology
- Lawsuits or intellectual property disputes

If a member of the financial community contacts you, please refer the individual to a member of the Cisco Investor Relations team. If a member of the press or other outside organization contacts you, please refer the person to Cisco's Corporate Public Relations. Anyone who violates this policy may be subject to disciplinary action, including immediate termination, as well as possible prosecution for violation of securities laws.

CISCO PUBLIC DISCLOSURES

As a public company it is of critical importance that Cisco's filings with the Securities and Exchange Commission and other government agencies be accurate and timely. Depending on their position with Cisco, employees may be called upon to provide information to assure that Cisco's public reports are complete, fair and understandable. Cisco expects all of its employees to take this responsibility very seriously and to provide information that is accurate, complete, objective, relevant, timely, and understandable to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents that Cisco files with, or submits to, government agencies and in other public communications.

PROPRIETARY INFORMATION

Proprietary information is defined as information that was developed, created, discovered by or on behalf of Cisco, or that became known by or was conveyed to the company, that has commercial value in Cisco's business or that Cisco does not want publicly disclosed. It includes but is not limited to software programs and subroutines, source and object code, trade secrets, copyrights, ideas, techniques, know-how, inventions (whether patentable or not), and any other information of any type relating to designs, product specifications, configurations, toolings, schematics, master works, algorithms, flowcharts, circuits, works of authorship, formulae, mechanisms, research, manufacture, assembly, installation, marketing, pricing, customers, salaries and terms of compensation of company employees, and costs or other financial data concerning any of the foregoing or the company and its operations generally.

Cisco's business and business relationships center on the confidential and proprietary information of Cisco and of those with whom we do business– customers, vendors, and others. Each employee has the duty to respect and protect the confidentiality of all such information. The disclosure or use of confidential and proprietary information - whether Cisco's or a third party's – should be covered by a written agreement. In addition to the obligations imposed by that agreement, all employees should comply with the following requirements:

- Confidential information should be received and disclosed only under the auspices of a written agreement

- Confidential information should be disclosed only to those Cisco employees who need to access it to perform their jobs for Cisco

- Confidential information of a third party should not be used or copied by any Cisco employee except as permitted by a written agreement between Cisco and the third party owner

- Unsolicited third-party confidential information should be refused or, if inadvertently received by an employee, returned unopened to the third party or transferred to the Cisco Legal Department for appropriate disposition

- Employees must refrain from using any confidential information belonging to any former employers (with the exception of any such information acquired by Cisco), and such information must never be brought to Cisco or provided to other employees

INFORMATION SECURITY

Protecting Cisco's resources is paramount to the company's success. All Cisco employees are required to know and adhere to Cisco's Information Security policies.

LAWS, REGULATIONS AND GOVERNMENT RELATED ACTIVITIES

As an international U.S. based company, Cisco is subject to laws and regulations both in the U.S. and abroad. Violation of governing laws and regulations is both unethical and subjects Cisco to significant risk in the form of fines, penalties and damaged reputation. It is expected that each employee will comply with applicable laws, regulations and corporate policies.

Anti-Trust: The economy of the United States, and of most nations in which Cisco does business, is based on the principle of a free competitive market. To ensure that this principle is played out in the marketplace, most countries have laws prohibiting certain business practices that could inhibit effective competition. The antitrust laws are broad and far-reaching. They touch upon and affect virtually all aspects of Cisco's operations. Cisco fully embraces all antitrust laws and avoids conduct that may even give the appearance of being questionable under those laws. Each employee should keep these thoughts in mind while going about his/her job, because the penalties for violations can be quite serious, both to Cisco and to the individual. Whether termed antitrust, competition, or free trade laws, the rules are designed to keep the marketplace thriving and competitive.

In all cases where there is question or doubt about a particular activity or practice, please contact the Cisco Legal Department or Ethics Program Office before proceeding.

Insider Trading: If an employee has material, non-public information relating to Cisco or its business, it is Cisco's policy that the employee, the employee's family members, or any entities controlled by the employee or his/her family members, may not buy or sell securities of Cisco or engage in any other action to take advantage of, or pass on to others, that information. This policy also applies to trading in the securities of any other company, including our customers, suppliers, vendors or other business partners, if an employee has material, non-public information about that company which the employee obtained by virtue of his/her position at Cisco.

Transactions that may be necessary or justifiable for independent reasons, including emergency expenditures and transactions planned before the employee learned the material information, are not exceptions. Even the appearance of an improper transaction must be avoided to prevent any potential prosecution of Cisco or the individual trader.

Besides the obligation to refrain from trading while in possession of material, non-public information, employees are also prohibited from "tipping" others. The concept of unlawful tipping includes passing on information to friends or family members under circumstances that suggest that employees were trying to help them make a profit or avoid a loss. Besides being considered a form of insider trading, of course, tipping is also a serious breach of corporate confidentiality. For this reason, employees should be careful to avoid discussing sensitive information in any place (for instance, at lunch, on public transportation, in elevators) where others may hear such information.

Foreign Corrupt Practices Act: Cisco requires full compliance with the Foreign Corrupt Practices Act (FCPA) by all of its employees, consultants, agents, distributors, and resellers. The anti-bribery and corrupt payment provisions of the FCPA make illegal any corrupt offer, payment, promise to pay, or authorization to pay any money, gift, or anything of value to any foreign official, or any foreign political party, candidate or official, for the purpose of:

- Influencing any act, or failure to act, in the official capacity of that foreign official or party
- Inducing the foreign official or party to use influence to affect a decision of a foreign government or agency, in order to obtain or retain business for anyone, or direct business to anyone.

Payments, offers, promises or authorizations to pay any other person, U.S. or foreign, are likewise prohibited if any portion of that money or gift will be offered, given or promised to a foreign official or foreign political party or candidate for any of the illegal purposes outlined above.

All employees, whether located in the United States or abroad, are responsible for FCPA compliance and the procedures to ensure FCPA compliance. All managers and supervisory personnel are expected to monitor continued compliance with the FCPA to ensure compliance with the highest moral, ethical and professional standards of the company.

Any action in violation of the FCPA, or any of the ethical and business standards as outlined in Cisco's Resource Guide is prohibited. Any employee who becomes aware of apparent FCPA violations should notify the Cisco Legal Department immediately. Any question or uncertainty regarding compliance with this policy should be brought to the attention of the Cisco Legal Department or the Cisco Ethics Program Office.

Government Business: Employees should understand that special requirements might apply when contracting with any government body (including national, state, provincial, municipal, or other similar government divisions in local jurisdictions). Because government officials are obligated to follow specific codes of conduct and laws, special care must be taken in government procurement. Some key requirements for doing business with a government are:

- Accurately representing which Cisco products are covered by government contracts
- Not offering or accepting kickbacks, bribes, gifts, gratuities or anything else of value with the intent of obtaining favorable treatment from the recipient (a gift that is customary in the business sector may be perceived as a bribe by a government official)
- Not improperly soliciting or obtaining confidential information, such as sealed competitors' bids, from government officials prior to the award of a contract
- Hiring present and former government personnel may only occur in compliance with applicable laws and regulations (as well as consulting the Cisco Legal Department and Cisco Human Resources).

Political Contributions: No Cisco assets--including employees' work time, use of Cisco premises, use of Cisco equipment, or direct monetary payments--may be contributed to any political candidate, political actions committees (aka "PACs"), party, or ballot measure without the permission of the SVP, Government Affairs. Of course, Cisco employees may participate in any political activities of their choice on an individual basis, with their own money and on their own time.

Using Third-Party Copyrighted Material: Employees may sometimes need to use third-party copyrighted material to perform their jobs. Before such third-party material may be used, appropriate authorization from the copyright holder must be obtained, with the exception of material for which Cisco holds the copyright. The need for such permission may exist whether or not the end product containing third-party material is for personal use, for Cisco internal or other use. It is against Cisco policy and it may be unlawful for any employee to copy, reproduce, scan, digitize, broadcast, or modify third-party copyrighted material when developing Cisco products, promotional materials or written communication (such as manuals, presentations, etc.), unless written permission from the copyright holder has been obtained prior to the proposed use. Improper use could subject both Cisco and the individuals involved to possible civil and criminal actions for copyright infringement. It is against Cisco policy for employees to use Cisco's facilities for the purpose of making or distributing unauthorized copies of third-party copyrighted materials for personal use or for use by others.

Export, Re-Export and Transfer Policy:

Design, Development, and Production Technology

Cisco design, development, and production technology ("Controlled Technology") is subject to national security, foreign policy, and anti-terrorism laws and regulations.

Employees shall secure Controlled Technology in a manner that prevents unauthorized access by persons/nationals (internal or external) of territories or countries that have not ratified global weapon non-proliferation treaties.

Employees shall not electronically, verbally or physically transfer Controlled Technology to persons of the countries identified above without written authorization of Cisco's Export & Technology Control group. Non-disclosure Agreements do not constitute written authorization to transfer design, development, or production technology.

Use technology (basic operational data) and technology that has been made publicly available, with the exception of cryptography, may be exported to all nationals and territories except those embargoed or sanctioned by the United States.

Products & Technology

Under no circumstances shall employees or agents engage in marketing, service, or sales of any Cisco products or technology to embargoed or prohibited territories, users, or uses without written authorization from Cisco's Export & Technology Control group.

Violation & Suspicious Activities Reporting

Employees should contact Cisco's Export & Technology Control group if they know or have reason to believe that any party (e.g. partners, users, employees) has, or intends to, violate United States or local country laws or regulations.

Customs Compliance for International Shipping: Cisco's policy is to comply fully with customs laws, regulations and policies in all countries where Cisco does business. Accurate customs information on shipping documents is required for all international shipments. Employees should not initiate shipping documents outside approved automated shipping systems or non-production shipping tool.

Privacy: Cisco has established guidelines for the collection, use and disclosure of personal data. All Cisco operations, activities and functions that collect, use, receive, or distribute personal data must adhere to these guidelines. Moreover, all electronic and physical resources, whether owned or leased by Cisco, and the messages, files, data, software or other information stored or transmitted on them are, and remain at all times, the property of Cisco, and Cisco reserves the right to inspect these items.

CODE VIOLATIONS/REPORTING

The Ethics Program Office is responsible for administering and updating this Code of Business Conduct. Depending on the nature of an alleged violation, the Ethics Program Office, the Legal Department or Internal Control Services would be responsible for conducting an investigation and would be responsible for determining appropriate disciplinary action. Cisco attempts to impose discipline for each Code of Conduct violation in a consistent manner appropriate to the nature of the violation, including termination of employment if the circumstances warrant.

All Cisco employees are responsible for promptly reporting any issue or concern they believe in good faith may constitute a violation of this code or any other Cisco policy. If you believe a violation of this code, or any other Cisco policy, has occurred, please contact Cisco's Ethics Program Office as provided below or Cisco's General Counsel, Mark Chandler, at generalcounsel@cisco.com or (408) 527-0238. **Any such complaints may be submitted on an anonymous basis.**

Additionally, if you have any concerns regarding accounting, internal accounting controls or auditing matters relating to Cisco or any other issue you believe should be brought to the attention of Cisco's Audit Committee, you should contact the Audit Committee of the Board of Directors at:

- auditcommittee@external.cisco.com, or
- if you are concerned about maintaining anonymity, you may send correspondence to the Audit Committee at the following outside private mail box (pmb) address at:

  Cisco Systems, Audit Committee
  105 Serra Way, PMB #112
  Milpitas, CA 95035

Ethics Program Office Contact Information:

Cisco's Ethics Program Office is available to all employees, customers, partners and shareholders who wish to bring to Cisco's attention any potential violations of or non-compliance with Cisco's Code of Business Conduct. These issues will be handled promptly and with appropriate confidentiality. Any complaints received by the Ethics Program Office regarding accounting, internal accounting controls or auditing matters relating to Cisco will be promptly brought to the attention of Cisco's Audit Committee. You may contact the Ethics Program Office by email at ethics@cisco.com or by telephone as follows:

In the U.S.:
Toll Free in the U.S.: (877) 571-1700
In San Jose: (408) 902-5250 (x25250)

In APAC:
Sydney: 612 8446 7559

In EMEA:
In Cisco: 84447101
Outside Cisco: +44 (0) 20 8824 7101

In China: (calls answered in Mandarin)
From mobile: 85155834
Outside Cisco: 800-810-9220

Internal complaints may also be submitted anonymously or otherwise via the Ethics internal website.

It is Cisco's policy to promote and implement prompt and consistent enforcement of this code, fair treatment for persons reporting unethical behavior, objective and clear standards for compliance and a fair process by which to determine violations of this code and other Cisco policies. It is against Cisco policy to retaliate against any employee for good faith reporting of violations of this code or any other Cisco policy.

WAIVERS AND PERMISSION

Any waiver of a provision of this Code of Business Conduct for any Cisco executive officer or Cisco Director must be approved by the Board of Directors. Any such waivers granted, along with the reasons for the waivers, will be publicly disclosed by appropriate means. Complying with this Code of Business Conduct by obtaining permission where required will not be deemed to be a waiver of any provision of this code for purposes of this paragraph.

As of May 11, 2005


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From communications by executive leaders to conversations between managers and individual employees to transactions with customers, Cisco stresses the importance of ethical practices in all areas of its business.

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Effective corporate governance is necessary to maintain public trust and achieve business success. Stringent financial policies and transparent practices reflect our diligence. Cisco's Board of Directors has taken steps to maintain objectivity and to meet or exceed legal requirements.

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Cisco promises to uphold the highest professional standards in all global business operations. Company leaders also expect that those with whom Cisco does business will adhere to high ethical principles. The Cisco Code of Business Conduct outlines these expectations.

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Domini
SOCIAL INVESTMENTS LLC

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RECEIVED
2005 AUG 22 AM 11:44
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

August 19, 2005

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
800 F Street, NE
Washington, DC 20549

Re: Cisco Systems, Inc.
Shareholder Proposal of Domini Social Investments LLC and Boston Common Asset Management Requesting a Human Rights Report

Dear Ladies and Gentlemen:

I am writing on behalf of Domini Social Investments LLC and Boston Common Asset Management in response to a letter written by an attorney representing Cisco Systems ("the Company") dated July 6, 2005, notifying the Commission of the Company's intention to omit the above-referenced shareholder proposal ("the Proposal," attached as Exhibit A) from the Company's proxy materials. In its letter ("No-Action Request," attached as Exhibit B), the Company argues that the Proposal may properly be excluded from the Company's materials for two reasons: first, because the Proposal has been substantially implemented (Rule 14a-8(i)(10)), and second because it is so vague and indefinite as to be materially misleading (Rule 14a-8(i)(3)) and therefore the Company would not have the power or authority to implement it 14a8(i)(6). We disagree with these contentions, and respectfully request that the Company's request for no-action relief be denied.

I. Background

At the outset, it is important to note that the Proposal does not ask the Company to adopt a human rights policy. The Proposal seeks a report to shareholders on the Company's "progress toward development and implementation of a Company Human Rights policy and the plan for implementation with partners and resellers." _No such report or plan has been prepared, and the Company does not assert that any such report or plan is available._

Before addressing the Company's individual arguments, it is important to understand some of the events that preceded the drafting of the No-Action Request, with particular attention to the days leading up to the request. The Company appears to have hastily put together a human rights policy in the days leading up to the submission of the No-Action Request, in order to provide some basis for an argument that the Proposal could be excluded under Rule 14a-8(i)(10). Although the Company is certainly free to adopt policies and procedures whenever they see fit, we believe in this case that this last minute flurry of activity is not reflective of the genuine thoughtful process that would be required.


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536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com



Although the Company would appear to have a lot of paper to present for Staff's review, it should be apparent that the Company has not had time for anything that could reasonably be considered 'implementation.' In Proponents' view, the Company did the bare minimum of activity it felt would pass muster under Rule 14a-8(i)(10). Proponents do not believe the Company has come close to carrying that burden.

A brief timeline might help to put this in context, and to clarify Proponents' belief that these actions should not be considered substantial implementation of the Proposal:

- ***2001***: Cisco Systems endorses the United Nations' Global Compact.
- ***January 11, 2005:*** Boston Common submits initial letter inquiring about growing public allegations that Cisco has provided specialized surveillance equipment, software and/or training to the Chinese security apparatus.
- ***April 20, 2005:*** Boston Common submits second letter requesting a response to the three questions posed on January 11.
- ***May 5, 2005***: Cisco responds to previous letters. Proponents felt the response inadequately addressed the inquiry.
- ***May 27, 2005***: Proponents file the Proposal.
- ***June 9, 2005***: Conference call between Proponents and Company representatives to discuss the Proposal. Proponents would characterize the conversation as largely uninformative. The Company made no mention of the existence of a human rights policy or a Corporate Citizenship Council.[1]
- ***June 10, 2005***: Proponents receive email from Cisco including links to numerous policies related to the Company's sourcing practices. The email did not mention the existence of a human rights policy.
- ***July 6, 2005***:
  - Proponents receive notification from the Company that they have just adopted a Human Rights policy (See http://www.cisco.com/en/US/about/ac227/about_cisco_corp_citi_human_rights.html).
  - No-Action Request submitted.

It should be apparent from this recent chain of events that the Company did not make any public statements regarding its human rights policies, or its approach to implementing the Global Compact, until after Proponents filed the Proposal -- *four years* after the Company endorsed the Global Compact. The

---

[1] Had these items been in place at the time, Proponents find it highly unlikely they would have gone unmentioned, as it was the Company's intention to encourage withdrawal of the Proposal. In addition, Ms. Sirima Sataman, a participant on the call, sits on the Corporate Citizenship Council. Another possibility is that the Council's mandate had not included 'human rights' at the time of the call (it is still not clear from the Company's website that it does).



Company appears to have 'adopted' its human rights policy on the eve of submitting the No-Action Request.

In addition, as discussed in greater detail below, the policies and guidelines provided by the Company do not address the issues raised by the Proposal. The Proposal does not address workplace human rights issues, and every substantive policy provided by the Company is limited in scope primarily to workplace issues. There is, in fact, not a single piece of paper that the Company can point to that explicitly addresses the issues raised in the Proposal – the Company's exposure to human rights issues through sales of its equipment to repressive governments.

The Company's specific arguments are addressed, in turn, below.

II. The Company has not substantially implemented the Proposal

The Company has adopted a human rights policy, apparently in the days preceding the submission of the No Action Request, which fails to address any of the specific issues raised by the Proposal. Even if the Company's policy did address the Proposal's request, mere adoption of a policy should not be sufficient to 'substantially implement' a request for a report on policy development and implementation. The Company has not published any information regarding the implementation of this policy, or its plan for implementation with partners and resellers. Although the Company claims that it will be producing a Citizenship Report in the Fall of 2005, the Company should not be permitted to use a future event that may not occur as a basis for excluding the Proposal. We will address each of these arguments in more detail below.

A. The Company's recently adopted policy does not address the Proposal's request

The Company's Human Rights policy ("the Policy"), drafted in the eleventh hour, as discussed above, adds very little of substance to shareholders' understanding of the Company's approach to human rights issues generally, and contributes nothing to an understanding of the Company's approach to the specific human rights addressed by the Proposal, arguably among the Company's most significant human rights risks. The Policy is vague, primarily limited to the obligations of employees – not the Company itself – and primarily relates to workplace rights.

By contrast, the Proposal explicitly discusses the Company's business dealings with repressive regimes, and several key provisions of the Universal Declaration of Human Rights ("UDHR") that are implicated by sales of Cisco's products to these countries. The Proposal specifically refers to China, Maldives, Tunisia, Vietnam, Saudi Arabia and Turkmenistan. The Proposal does not discuss workplace rights, and it does not discuss the obligations of Cisco employees. It seeks a policy and report that would guide and explain the Company's approach to human rights, and particularly those rights implicated by sales of the Company's products.

The Policy does not address – even remotely – any of these issues. It provides no guidance for the Company's business decisions, and does not explicitly reference any standard that would be set above local law, with the exception of a vague reference to 'ethical principles.' In a repressive country, obviously, it may be perfectly legal to violate a citizen's basic human rights. This Policy provides very little information to inform a shareholder how the Company would address this situation.



The Policy, for example, states that the Company's various policies 'substantially incorporate laws and ethical principles including those pertaining to freedom of association, non-discrimination, privacy, collective bargaining...", etc. With the possible exception of 'privacy', these are all workplace rights. In context, it is clear that the reference to 'freedom of association' refers to the right of workers to form unions, not the broader sense of 'freedom of association' addressed by the Proposal. The rest of the policy also addresses, in highly aspirational terms, employees' obligations in the workplace, and, more generally, to local communities. The Company notes that it is a 'supporter' of the Global Compact and Universal Declaration of Human Rights, without any indication of what that support entails. The only explicit reference to the term 'human rights' in the policy is bound by the Company's "Code of Business Conduct, employee policies, and guidelines or local laws" without any reference to internationally accepted human rights norms, such as the UDHR.

The information provided about the Company's "Citizenship Council" is similarly vague. Although the Council appears to oversee the application of the Policy, no information is provided to understand what steps the Council has taken to implement the policy, or assess the Company's human rights performance, if any.

The remaining sets of policies provided as addenda to the No-Action Request do not explicitly reference 'human rights.' The only issues they address that fall under the definition of 'human rights' are workplace issues.

The Company asserts that Proponents 'clearly accessed this information in connection with drafting the Proposal', implying that Proponents' deliberately ignored material information in order to present a frivolous proposal. First, as discussed above, the information provided on the Company's website does not address the issues raised in the Proposal. Second, it is important to recall in this context that the Company's Human Rights Policy, and information about its Corporate Citizenship Council, was not posted until after the Proposal was submitted to the Company.

B. *The Company has not produced a report, and should not be permitted to rely on the mere possibility of a future Report*

The only reference to a report that would possibly address the Proposal's request is in the form of a commitment to produce a Corporate Citizenship Report that is "expected" to address human rights issues in the fall of 2005. The Company cites this non-existent "Corporate Citizenship Report" as an example of Cisco's efforts to implement its human rights policy (*No-Action Request* at 5). Unless this statement was meant to be ironic, it is unclear to Proponents what it means.

The Company is asking the Staff to provide no-action relief based on a report that has not been published, outlined, or drafted, and may *or may not* cover the issues addressed by the Proposal. Cisco also claims to discuss "issues that are expected to be covered by the proposed report with its shareholders." Proponents have had no such discussion with the Company. On the same day the Company submitted its No Action Request, Proponents were provided with the Policy, and a vague description of this proposed report that matches the description provided in the No-Action Request (*No-Action Request* at 4.)

The Company has not presented any precedent in support of this extraordinary argument, which would, in our view, require the Staff to ignore the commonly accepted meaning of both "substantial" and "implemented." It is difficult to understand how the Company can suggest that the mere possibility of a future report is sufficient to satisfy Rule 14a-8(i)(10). If the word 'substantial' has any meaning, it is that



Staff must have the opportunity to review a Company's current actions to determine how close they come to the Proposal's request. A mere promise to produce a report in the future that may not even address the issues presented by a proposal cannot possibly constitute 'substantial implementation' of a request for a report. In *Burlington Resources, Inc.* (February 4, 2005), for example, a proposal seeking a sustainability report withstood a challenge under Rule 14a-8(i)(10) where the Company had "publicly disclosed that it ... formally commissioned a Corporate Social Responsibility initiative (CSR)," components of which would "include Company policies and practices relating to the impact of its business on the environment and the communities where it operates, among other things," but had not determined the "specific form and substance of the report."

Cisco argues that the fact that it has not "delivered" a report to shareholders does not preclude the Company from excluding the Proposal (*No-Action Request* at 2). The Company cites *Kmart* (February 23, 2000) on this point, but *Kmart* is easily distinguishable from the instant case. In *Kmart*, the Company notified shareholders of the availability of the report requested, but did not actually deliver the report. Cisco does not have a report to deliver.

C. Prior Precedent Cited by the Company is Easily Distinguished

Each of the no-action letters cited by the Company in support of its argument is easily distinguishable from the current case. In each of *Texaco Inc.* (March 28, 1991), *The Talbots, Inc.* (April 5, 2002), and *The Gap, Inc.* (March 16, 2001), the company provided a detailed description of its implementation of the proposals at issue, describing codes of ethics that addressed each of the issues raised by proponents, monitoring systems, public reporting, and regular consultation with shareholders on the issues in question. In *Nordstrom, Inc.* (February 8, 1995), the company produced a report. Although proponents disagreed in each case that the company had adequately addressed their proposals, the dispute generally concerned the degree to which the company had implemented each point, not whether a point had been addressed at all. In *Kmart Corp.* (February 23, 2000), the Staff's decision appears to have turned on Kmart's representation that it had produced a report discussing the issues raised by the proposal and notified shareholders in its Annual Report of its availability. In *Freeport-McMoRan Copper & Gold Inc.* (March 5, 2003), the company implemented five of the proposal's six components.

In contrast to the fairly rigorous codes of conduct, monitoring programs, public reporting, and shareholder consultation described by the above-referenced corporations, Cisco falls far short of implementing the Proposal. Of all the materials produced by the Company along with its no-action request, only its vague human rights policy, and its endorsement of the Global Compact (which was noted in the Proposal), explicitly include the term 'human rights.' Its Policy, as discussed above, does not address the issues raised by the Proposal, and its scope appears to preclude any application to the issues addressed by the Proposal. By contrast, for example, in *The Talbots, Inc.* and *The Gap* decisions, both companies had codes of conduct that addressed each of the individual ILO conventions sought by proponents.

In addition, the Company has taken no steps at all to address the Proposal's request for a report on implementation, and has provided no information regarding implementation of the Policy. Staff has rejected numerous no-action requests based on Rule 14a-8(i)(10) where companies have taken far more significant steps towards implementation. See, e.g., *The Coca-Cola Co.* (Jan. 19, 2004)(Provision of information relating to stock option grants by race and gender to a third party, resulting in public report, insufficient where shareholders sought direct access to data), *3M Company* (March 2, 2005) (Proposal requesting implementation and/or increased activity on eleven principles relating to human and labor rights in China not substantially implemented despite company's comprehensive policies and guidelines,



including those that set specific expectations for China-based suppliers), *The Dow Chemical Company* (February 23, 2005)(Proposal seeking report relating to toxic substances not substantially implemented by a public report that fails to address core concerns raised by the Proposal).

III. The Proposal is not Vague, Indefinite or Misleading

A. *The Company's argument relies on a misreading of the Proposal*

The Company's argument that the Proposal is vague, indefinite and misleading relies on a fairly circuitous and confusing reading. It is not even clear in some cases which sections of the Proposal the Company is discussing.

The logic of the Proposal is clear. In order to create a sense of confusion, the Company needed to re-order the Proposal, and essentially read it inside out. Although Proponents' believe the Proposal is clear, and speaks for itself, the thread of the Proposal is this:

- The first four whereas clauses lay the groundwork for the argument, explaining the risks presented to companies that are seen to be complicit in human rights violations, and list a number of countries where Cisco sells its products that have documented human rights violations.
- The fifth whereas clause explains a very specific risk to Cisco's business – documented use of Internet technology by repressive governments that violates several key articles of the Universal Declaration of Human Rights.
- The sixth whereas clause describes Cisco's commitment to the United Nations' Global Compact.
- The seventh whereas clause states, in its entirety, that "Cisco's products, however, may be used contrary to these lofty purposes."
- The eighth whereas clause discusses Cisco's current policies and procedures, which do not appear to address the human rights issues discussed in the preceding clauses.
- The last whereas clause states Proponents' belief that Cisco would benefit from a comprehensive human rights policy.
- The resolved clause then requests a report "describing the Company's progress toward development and implementation of a Company Human Rights policy and the plan for implementation with partners and resellers."

The Company argues that at some point in the Proposal ("the second section of the supporting statement"), there is reference to a "universal set of principles, much broader than freedom of use of the Internet," and suggests that these principles bear no meaningful relation to the Proposal. (*No-Action Request* at 8). Presumably, the Company is referring to the fifth whereas clause of the Proposal, the only clause that describes a set of principles. We presume that the Company has a very clear understanding of how these principles relate to use of the Internet, as these types of abuses are discussed in the State Department Country reports covering a number of countries where the Company has registered resellers. If the Company has any commitment to implementing its Human Rights Policy, we assume it must have at least consulted reliable reports on the human rights issues presented in the countries in which it does business. Even without such a commitment to implementation, we presume the Company has at least read the various reports that implicate Cisco in human rights violations through its sales to repressive governments. (See, e.g., *Internet Under Surveillance,* Reporters Without Borders 2004 Report; *Internet Filtering in China 2004-2005,* The OpenNet Initiative collaborative partnership (University of Toronto,


100% post-consumer waste recycled paper, processed chlorine free, printed with vegetable based ink.



Harvard Law School, University of Cambridge); *China: Controls tighten as Internet activism grows*, Amnesty International, January 2004.)

Nevertheless, the following explains the application of each principle to the types of documented abuses referenced in the Proposal:

> A number of countries where Cisco has registered resellers, and presumably does business, have used the Internet to violate their citizens' human rights by imprisoning cyber-dissidents (*UDHR Article 3*, Security of Persons) for expressing controversial opinions on the Internet (*UDHR Article 19*, freedom of opinion and expression), or for associating with banned organizations (*UDHR Article 20*, freedom of assembly and association). As documented by the U.S. State Department, Amnesty International and others, these governments use Internet technology, such as the technology sold and configured by the Company, to spy on its citizens (*UDHR Article 12*, privacy), and arrest them without due process of law (*UDHR Article 10*, fair and impartial criminal hearings).

These are clearly very serious human rights violations, and, contrary to the Company's assertion, they very directly relate to 'freedom of use of the Internet.' These principles, as noted above, are notably absent in Cisco's published policies. [2]

B. *The Proposal's request for a human rights report is not likely to confuse shareholders*

In addition to a rather convoluted reading of the Proposal, the Company makes a variety of startling assertions about the vagueness of the term "human rights policy." The Company asserts that "'human rights' suggests different concepts to shareholders with different perspectives ...." The Company then goes on to speculate about all the various ways a shareholder might misinterpret this request. This entire discussion, in Proponents' view, is a distraction, and is disingenuous.

First, the Company has publicly endorsed the Global Compact, and adopted what it calls a "Human Rights Policy." It would not have done so if it truly believed that this commitment would confuse its shareholders. In any case, any confused shareholder can visit Cisco's website, and click on "Universal Declaration of Human Rights" which will take them to the United Nations' website, containing the basic principles the nations of the world have agreed constitute 'human rights.' This basic understanding has been in place since 1945. If there were any sense to the Company's argument, it would not have taken the risk of confusing its shareholders by adopting a human rights policy, and it certainly would not have adopted such a vague policy.

Second, any shareholder reading the Proposal would come to a very clear understanding of what is meant by "human rights policy" by reading the fifth whereas clause which uses plain English to enumerate several key principles of the UDHR. At the very least, a confused shareholder would assume the requested policy was meant to include these key principles.

C. *Shareholder 'expectations' of a policy or report's contents are irrelevant*

[2] As noted above, Cisco's Policy does reference 'freedom of association,' but it should be clear from the context of the reference that this refers to the workplace right to freely associate and form unions, not the broader right to freely associate addressed by the Proposal.

"Human rights" potentially encompasses a broad spectrum of issues. It does not appear consistent with Staff's prior decisions to require that every shareholder agree on every one of these issues in order to render a Proposal vague, indefinite and misleading, particularly where a subset of those issues are clearly enumerated in the Proposal.

Whether or not a shareholder understood exactly what a 'human rights policy' entails, she could clearly understand that the Company has endorsed something called the "Global Compact" which purports to address corporate human rights performance, and has now adopted a "human rights policy", but has not described to shareholders how it intends to protect shareholder value by implementing these commitments. The Proposal, to this hypothetical confused shareholder, is an accountability proposal. It asks the Company to report on what it has done to implement these grand commitments it has made. The Proposal also provides a number of reasons why this shareholder ought to care how the Company has implemented this commitment, as there are clearly reputational and other business risks presented.

The various concepts and expectations about human rights the average shareholder maintains are irrelevant. What is relevant is how the Company defines its obligations, and what the Company is doing to implement them. The Company argues, for example, that "some shareholders might believe that a company should be expected to police the activities of its customers in using its products and services, and others may have an exactly contrary belief." (*No-Action Request* at 7). The Company is correct -- shareholders may not agree on what constitutes an adequate human rights program. They do, however, have a right to understand what the Company's program looks like in order to evaluate whether it matches their expectations. There is a significant difference between understanding what a Proposal requests, and agreeing with the content of the ultimate report that is produced.

D. *The Proposal does not seek full implementation of a set of external standards – it seeks a report on the Company's approach to human rights*

The Company argues that the Proposal shares with each of the proposals in the no-action letters it cites "a common flaw of referring to a set of standards or principles without explaining what these standards or principles are." (*No-Action Request* at 7). Proponents strongly disagree.

The Proposal should be distinguished from those presented to many companies, where a proponent asks a company to adopt a code, or prepare a report, based on a set of third party standards that are not well defined in the proposal, or that may be unfamiliar to the company or its shareholders. With respect to Cisco, the Company has voluntarily made a commitment to human rights, albeit a vague and undefined commitment. The Proposal seeks to hold the Company accountable to the commitment it has already made. It defies logic to argue that any confusion should be created by a request for an implementation report on a prior public commitment.

Proposals that request the "full implementation" of a complex set of guidelines or standards developed by a third party that are not clearly described in the proposal, fail. For example, in *Kohl's Corporation* (March 13, 2001), the Proposal requested full implementation of the SA8000 standards on human rights, but arguably did not provide sufficient detail regarding this complex set of standards (See also, *McDonald's* (March 13, 2001)(requesting *full implementation* of SA8000 standards) and *Alcoa* (December 24, 2002)(requesting full implementation of set of human rights standards)). All of the precedents cited by the Company refer to a specific set of guidelines created by a third party – the Global Reporting Initiative, SA8000, the Glass Ceiling Commission, the International Labor Organisation – but, in Staff's view, apparently lacked the specificity to explain to shareholders exactly what these guidelines



were. The average shareholder, for example, would be expected to know what 'human rights' refers to, but would be unlikely to understand the scope of the SA8000 standards, or the ILO Conventions without further guidance.

A review of Staff's decisions on proposals requesting 'sustainability' reports is instructive. "Human rights" has arguably been a household term since the end of the Second World War. "Sustainability", however, is a relatively new term that may not be familiar to some shareholders. Nevertheless, proposals that request a sustainability report, including those that ask *the company* to define the term, survive challenge under Rule 14a-8(i)(3). See, e.g., *Wendy's, International* (February 10, 2005), *Johnson Controls, Inc.* (November 14, 2002), *Wal-Mart Stores, Inc.* (February 17, 2004), and *Hormel Foods Corporation* (October 22, 2004). The Company has failed to draw a critical distinction between these two types of proposals, citing a number of precedents that seek full implementation of a third party set of guidelines. The Proposal is far closer to the type of Proposal sustained in *Johnson Controls* (*supra*).

The Proposal does not request full implementation of a set of standards developed by a third party. Rather, it asks the Company to provide shareholders with a report on the steps it has taken to develop and implement a human rights policy. "Human rights" does not refer to a specific set of complex guidelines, such as the Global Reporting Initiative, or the ILO conventions. It is a commonly understood term, assisted in its definition by the principles enumerated in the fifth whereas clause.

As discussed above, the Company speculates at length on what shareholder expectations might be about the scope or content of its policy, and what it should or should not do to implement the policy.[3] That debate can occur after the Company has produced its report. The Proposal does not prescribe to the Company how to do the report, or what should be in its policy. It does not, for example, ask the Company to adopt a Code that incorporates the principles of the UDHR – fully or partially. It does not seek a report based on its implementation of the provisions of the Global Compact. It merely seeks a progress report to learn how the Company is addressing the critical human rights risks it faces, and how it is implementing its public commitments to human rights.

The Company has said it takes human rights issues seriously. The Proposal seeks evidence to support that claim.

Although the Proposal does not provide specific guidance for how to prepare this report, in Proponents' view, the average shareholder would assume that such a report would describe the steps taken to adopt a human rights policy, the content of that policy, and the steps taken to implement that policy, including performance benchmarks. Such a report could also include a description of problems the Company has identified, and corrective actions taken.

In short, Proponents believe the Proposal is clear, and would not present any confusion to the average shareholder. It is certainly within the Company's power to implement. The precedents cited by the Company on Rule 14a-6(i)(6) amount to nothing more than a distraction, as the proposals are so significantly different from the instant Proposal. In both *NYNEX Corporation* (January 12, 1990) and *NYC Employees' Retirement System v. Brunswick Corp.* 789 F. Supp 144 (S.D.N.Y. 1992), for example, the proposals are so complex, requiring a number of independent judgments about matters potentially outside the scope of the company's authority, as to be irrelevant to consideration of the Proposal.

[3] It is interesting that the Company feels free to speculate about this after it claims to have adopted a human rights policy. The reality is that the policy it 'adopted' is so vague as to leave all of these questions open.



International Business Machines Corporation (January 14, 1992) lies at the other end of the spectrum. The entire resolved clause of the proposal in *IBM*, which related to women's rights read as follows: "It is now apparent that the need for representation has become a necessity."

Corporate endorsers of the Global Compact are encouraged to provide the United Nations with annual progress reports on implementation. Although the Proposal does not seek a Global Compact implementation report, the commitment sought by the United Nations is not so vastly different from the Proposal's request. Proponents presume the Company would not have made a commitment to the United Nations it did not have the authority to implement. Proponents would also argue that the Company's 'commitment' to produce a Citizenship Report in the Fall that, in Company's view, 'substantially implements' the Proposal, belies the Company's argument that it is not within its power to define, understand, or effect the Proposal's request.

IV. Conclusion

In sum, the Proposal requests that the Company issue a report "describing the progress toward development and implementation of a Company Human Rights policy and the plan for implementation with partners and resellers…." The Company has produced a hastily drafted human rights policy in response, and presented a group of policies that do not address the issues raised by the Proposal, and a vague commitment to produce a report in the Fall. It has not 'substantially implemented' the Proposal.

The Proposal clearly outlines specific human rights risks faced by the Company. It does not seek to prescribe the scope of the Company's policy, or an implementation plan. It merely seeks a report to allow shareholders to adequately assess how the Company is addressing these very real issues.

The Company's arguments rely primarily on easily distinguishable no-action letters, and a speculative reading of the Proposal that appears to deliberately ignore the central thread of the Proposal. The Proposal is clear, and the Company knows what it seeks. It has made public commitments to uphold human rights, and it has provided no information on what it has done to live up to these commitments.

For all of the reasons above, we respectfully request that the Company's request for no-action relief be denied.

Respectfully submitted,

Adam Kanzer
General Counsel

Encl.

cc: Daniel J. Winnike, Esq., Fenwick & West LLP
Mark Chandler, Esq., Cisco Systems
Sirima Sataman, Cisco Systems
Dawn Wolfe, Boston Common Asset Management

APPENDIX A

Domini

SOCIAL INVESTMENTS®

The Way You Invest Matters®

May 27, 2005

Mr. Mark Chandler
Vice President, Legal Services, General Counsel and Secretary
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

Re: Shareholder Resolution on Human Rights

Dear Mr. Chandler:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds based on the Domini 400 Social Index, including the Domini Social Equity Fund, the nation's oldest and largest socially and environmentally screened index fund. Our funds' portfolio holds more than 1.8 million shares of Cisco Systems stock. Cisco is currently one of our portfolio's top ten holdings.

We have been particularly pleased to hold Cisco stock in our portfolio, noting its strong performance in diversity, community, employee relations and the environment. Most importantly, perhaps, we are supportive of our company's central business purpose – building global communities through the Internet. The development of the Internet offers considerable social and environmental benefits.

We have become increasingly concerned, however, with reports that Cisco may be involved in human rights abuses through its sales to certain governments. For example, we read with concern reports from Reporters Without Borders and Amnesty International citing Cisco's involvement with China's state security apparatus to monitor Internet use. As you are aware, China has reportedly jailed more 'cyber-dissidents' than any other country in the world. We are also in receipt of Cisco's May 5th letter to Boston Common Asset Management on this topic. Whether Cisco is directly involved in this activity, or only acting through resellers, does not absolve our Company of responsibility for these actions, and certainly does not remove the significant reputational risks that may attach.

Our concerns are broader than Cisco's activities in China, however. Other countries with whom Cisco does business also have a history of human rights abuses in this area, as noted by the U.S. State Department. China only serves to elevate our concern about Cisco's business practices globally.

We believe that these governmental actions to censor, monitor, isolate and jail Internet users runs counter to our Company's central business purpose. We believe these actions, if successful, present a barrier to Cisco's future prospects for success, which depend on a broadly connected, free Internet. We are writing today to request further information on the concrete steps our Company is taking to address these significant risks, and to present a shareholder proposal on Cisco's human rights policies and practices.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

We are submitting the attached proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Cisco Systems shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Cisco shares from Investors Bank and Trust, custodian of our Portfolio, is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

With Cisco's filing date upon us, we are filing this resolution to preserve our rights as shareholders to present this issue to all Cisco shareholders. We welcome the opportunity to discuss these issues further with you. We are co-filing this proposal with Boston Common Asset Management. Please send any correspondence related to this matter to Dawn Wolfe's attention at Boston Common Asset Management, and to me. I can be reached at (212) 217-1027, or by email at akanzer@domini.com.

Sincerely,

Adam M. Kanzer
General Counsel

Encl.

cc: John T. Chambers, President and Chief Executive Officer
Sirima Sataman, Manager, CSR/Citizenship, Corporate Responsibility
K. Blair Christie, Vice President, Investor Relations
Dawn Wolfe, Boston Common Asset Management
Rev. David Schilling, Interfaith Center on Corporate Responsibility



CISCO SYSTEMS, INC. HUMAN RIGHTS POLICY

WHEREAS:

We believe transnational corporations doing business with repressive governments face serious risks to their reputation and share value if they are seen as responsible for, or complicit in, human rights violations;

Cisco sells its products, primarily through resellers, to government agencies and state-owned communications or information technology entities in most of the countries of the world, including China, Maldives, Tunisia, Vietnam, Saudi Arabia and Turkmenistan;

Cisco's business "is about connecting communities and helping them prepare for the Internet age." Our company is committed to conducting its business "according to globally accepted ethical principles";

Cisco's long-term business prospects depend on a broadly connected, free Internet. Any actions by Cisco or its agents to 'close' the Internet, or to transform it into a tool of repression, harms long-term shareholder value;

State Department Country Reports on Human Rights Practices, Amnesty International, Reporters Without Borders and others have documented how various governments monitor Internet use, stifle free expression, and jail dissidents through manipulation of Internet technology, including those governments noted above with whom our Company does business. These actions may violate key articles of the Universal Declaration of Human Rights, including Article 3 (security of person), Article 10 (fair and impartial criminal hearings), Article 12 (privacy), Article 19 (freedom of opinion and expression), and Article 20 (freedom of assembly and association);

We commend Cisco for endorsing the United Nations' Global Compact, which commits companies to "support and respect the protection of internationally proclaimed human rights" and ensure "that they are not complicit in human rights abuses." The Global Compact's ten principles, covering human rights, the environment and anti-corruption enjoy universal consensus and are derived from broadly endorsed international agreements, including the Universal Declaration of Human Rights (*www.unglobalcompact.org*);

Cisco's products, however, may be used contrary to these lofty purposes;

Our company has a sophisticated system to certify and monitor resellers of its products around the world. Based on publicly available information the proponents of the resolution believe that the system does not appear to explicitly integrate human rights concerns (http://www.cisco.com/en/US/partners/pr11/pr193/partners_pgm_requirements.html). This omission places shareholder value at risk if resellers are using our Company's products to commit, or help others to commit, human rights violations as has been alleged in the media and by Amnesty International and other organizations. We believe public availability of such standards is critical to protecting the Company's reputation;

We believe significant commercial advantages may accrue to our company by adopting and implementing a comprehensive human rights policy based on internationally accepted human rights norms, including enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations, and reduced risk of adverse publicity, consumer boycotts, divestment campaigns and law suits.

RESOLVED:

Shareholders request the Board to prepare a report to shareholders, at reasonable expense and omitting proprietary information, describing the progress toward development and implementation of a Company Human Rights policy and the plan for implementation with partners and resellers by May 31, 2006.

APPENDIX B

FENWICK & WEST LLP

SILICON VALLEY CENTER

801 CALIFORNIA STREET | MOUNTAIN VIEW, CA 94041

TEL 650.988.8500 | FAX 650.938.5200 | WWW.FENWICK.COM

July 6, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted by Boston Common Asset Management, LLC and Domini Social Investments

Ladies and Gentlemen:

We are writing on behalf of our client Cisco Systems, Inc., a California corporation ("***Cisco***"), to inform you that Cisco intends to omit from its proxy card and other proxy materials for Cisco's 2005 annual meeting of shareholders, the following proposal (the "***Proposal***") from each of Boston Common Asset Management, LLC and Domini Social Investments (the "***Proponents***"):

> "Shareholders request the Board to prepare a report to shareholders, at reasonable expense and omitting proprietary information, describing the progress toward development and implementation of a Company Human Rights policy and the plan for implementation with partners and resellers by May 31, 2006."

On behalf of Cisco, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we respectfully request confirmation that the staff (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action if, for the reasons stated below, Cisco excludes the Proposal from its proxy card and other proxy materials to be distributed to Cisco's shareholders in connection with its 2005 annual meeting.

A copy of the letter from each of the Proponents to Cisco submitting the Proposal is enclosed. Pursuant to Rule 14a-8(j)(2), six additional copies of this letter and the attachments are enclosed. Pursuant to Rule 14a-8(j)(1), on behalf of Cisco, we are simultaneously providing a copy of this letter and the attachments to each Proponent.

Reasons for Excluding the Proposal

We believe that the Proposal may be excluded from Cisco's proxy card and other proxy materials, on the following grounds:

- Rule 14a-8(i)(10) – because the Proposal has been substantially implemented by Cisco and is, therefore, moot; and
- Rules 14a-8(i)(3) and 14a-8(i)(6) – because the Proposal is vague, indefinite and misleading and, therefore, in violation of Rule 14a-9 and Cisco would lack the power or authority to implement it.

Discussion

1. Cisco may omit the Proposal from its 2005 proxy card and other proxy materials because it has been substantially implemented by Cisco and is, therefore, moot.

Rule 14a-8(i)(10) provides that a company may exclude a shareholder proposal if "the company has already substantially implemented the proposal," thereby rendering it moot.

Under the standard expressed by the Commission in *Exchange Act Release No. 34-19135* (August 16, 1983), a proposal may be omitted if it has been "'substantially implemented by the issuer,'" though it has not been "fully effected." In establishing this new subjective interpretative position, the Commission "determined that the previous formalistic application of this provision defeated its purpose." A company has substantially implemented a shareholder proposal if the company's relevant policies, practices and procedures "compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Where companies have implemented the essential objectives of the proposal or have had policies, standards and procedures concerning the subject matter of the proposal already in place, the Staff has consistently found that the proposal had been substantially implemented and could be excluded under Rule 14a-8(i)(10). *See, e.g., Freeport-McMoRan Copper & Gold Inc.* (March 5, 2003) (permitting exclusion of a proposal requesting amendment of company's social and human rights policy, establishment of independent monitoring system, reporting of human rights violations and reporting to shareholders on implementation of the social and human rights policy where the company revised its social and human rights policy and the published an annual Economic, Social and Environmental Report); *The Talbots, Inc.* (April 5, 2002) (permitting exclusion of a proposal requesting implementation of a code of corporate conduct based on the United Nations International Labour Organization ("***ILO***") standards where the company established, among other things, Standards for Business Practice, a Labor Law Compliance Program, and a Code of Conduct for Suppliers); *The Gap, Inc.* (March 16, 2001) (permitting exclusion of a proposal requesting a report on child labor practices of the company's suppliers where the company had an established code of vendor conduct, monitored compliance, published information relating thereto and discussed labor issues with shareholders); *Kmart Corporation* (February 23, 2000) ("***Kmart II***") (substantially same); *Nordstrom, Inc.* (February 8, 1995) (permitting exclusion of a proposal requesting that the board commit to a code of conduct and describe current practices and future plans related to labor issues, where the issuer had similar policies in place).

The fact that Cisco has not delivered a report to shareholders does not preclude Cisco from excluding the Proposal. A company need not have actually distributed to shareholders a report on a given subject to have substantially complied with a shareholder proposal seeking a report on that subject, so long as the information is made available to shareholders. *Kmart II* (*supra*).

The Proposal requests that the Board publish a report describing "the progress toward development and implementation of a Company Human Rights policy and the plan for implementation with partners and resellers by May 31, 2006." Cisco has substantially implemented the Proposal through its implementation of policies, practices and procedures relating to human rights which are publicly available to shareholders as more fully described below, and is continually in the process of further developing and implementing such measures. The following paragraphs describe in more specific detail the policies, practices and procedures which support that Cisco has substantially implemented the Proposal.

Cisco has recently adopted a specific policy on human rights. The policy is publicly available on Cisco's website, www.cisco.com, and can be found by clicking on "About Cisco," then on "Corporate Citizenship," and then on "Human Rights" under the "Featured Links" section. The policy states:

> **"HUMAN RIGHTS**
>
> Cisco strives to treat employees, and the communities in which we serve, with respect and dignity.
>
> A supporter of the United Nations Universal Declaration of Human Rights and Global Compact, Cisco's codes of conduct, employee policies and guidelines substantially incorporate laws and ethical principles including those pertaining to freedom of association, non-discrimination, privacy, collective bargaining, compulsory and child labor, immigration and wages and hours. These codes, policies and guidelines are reviewed by Cisco's Corporate Citizenship Council (the "Council") consisting of an executive committee and a broad-based global membership of Cisco management.
>
> Consistent with Cisco's culture and applicable laws, employees are encouraged to:
>
> • promote a safe, healthy and supportive work environment where employees can contribute their skills; and
>
> • participate with local stakeholders in addressing community well-being, social and economic development and environmental preservation.

> Employees shall respect the human rights and dignity of others as outlined in the Code of Business Conduct, employee policies, and guidelines or local laws applying and abiding within the scope of their individual roles and responsibilities to whichever sets higher standards."

A significant amount of information on Cisco's policies, practices and procedures relating to human rights and related issues is made available to shareholders and the broader public via its Corporate Citizenship website. The Corporate Citizenship website can be found on Cisco's website, by clicking on "About Cisco," and then on "Corporate Citizenship." The Proponents clearly accessed this information in connection with drafting the Proposal. Cisco's endorsement of the United Nations Global Compact is publicly available to shareholders by clicking on "UN Global Compact" on Cisco's Corporate Citizenship website. Cisco also publishes information about some of its human rights policies in its Key Performance Data report which is also available on the Corporate Citizenship website.

Cisco has created a Corporate Citizenship Council (the "Council") consisting of an executive committee and a broad-based global membership of Cisco management. The Council represents and serves Cisco's customers, employees, shareholders and partners by continuously improving Cisco's Corporate Social Responsibility (CSR) programs and by providing a better understanding of Cisco's performance relating to CSR. The Council fulfills these responsibilities by assessing social, ethical and environmental practices and policies and by driving change, where necessary, to enhance the performance of Cisco's core business operations. Information about the Council can be found on the Corporate Citizenship website.

Cisco is also in the process of preparing a Corporate Citizenship Report that is expected to address Cisco's performance in the areas of: human rights generally; Cisco's progress towards the principles of the United Nations Global Compact, employee welfare, diversity, training and development; supplier diversity and ethics; environmental impact of product design and lifecycle and Cisco's facilities and operations; and Cisco's social investments across the world. Cisco is committed to publishing and making this report publicly available during the fall of 2005. Additionally, Cisco discusses issues that are expected to be covered by the proposed report with its shareholders.

In addition, earlier this year Cisco adopted and implemented a Supplier Code of Conduct that is based on, among other things, various codes and standards of the United Nations International Labour Organization, the United Nations Global Compact, and the United Nations Universal Declaration of Human Rights, Social Accountability International and the Ethical Trading Initiative. Cisco's Supplier Code of Conduct requires the protection of human rights by Cisco suppliers, and in countries where significant human rights issues are believed to exist, Cisco requires third-party manufacturing certifications (e.g., Social Accountability International's SA8000 standard and verification system). Further, Cisco's distributors, resellers and partners are screened against United States and certain foreign government lists for prohibited destinations and organizations. The Supplier Code of Conduct is available on the Corporate Citizenship website.

In addition, Cisco managers are responsible for ensuring adherence to Cisco's global employee policies and guidelines. Cisco has stated in its Code of Business Conduct, "We believe that long-term, trusting business relationships are built by being honest, open and fair. We promise to uphold the highest professional standards in all global business operations. We also expect that those with whom we do business (including suppliers, customers or resellers) will adhere to the standards set by Cisco's Code of Business Conduct." The Code of Business Conduct is monitored by Cisco's Ethics Program Office and annually affirmed by Cisco's employees. Cisco's Ethics Program Office is available to all employees, customers, partners and shareholders who wish to bring to Cisco's attention any potential violation of or non-compliance with Cisco's Code of Business Conduct.

Cisco has largely implemented the underlying policy of the Proposal, including adoption of a publicly available human rights policy, and continues efforts of incremental implementation consistent with the spirit of the Proposal. Cisco's Corporate Citizenship Report is just an example of Cisco's efforts in this regard. As substantial implementation does not require the entire implementation of the precise details of the proposal, we believe that Cisco has substantially implemented the proposal, rendering it moot, and that Cisco may therefore exclude the Proposal from its proxy materials pursuant to Rule 14a-8(i)(10).

* * *

As reflected above, Cisco regards human rights issues seriously and strives to promote, among other things, the worldwide improvement of working conditions, personal freedoms and diversity. Cisco believes that the steps it has taken in regard to its policies, practices and procedures relating to human rights have substantially implemented the Proposal. If the Staff does not concur with Cisco's view that the Proposal has been substantially implemented, Cisco believes that it may exclude the Proposal because it is vague, indefinite and misleading and therefore violates Rule 14a-9, and Cisco would lack the power to implement the Proposal if it passed.

* * *

2. Cisco may omit the Proposal from its 2005 proxy card and other proxy materials because it is vague, indefinite and misleading and, therefore, in violation of Rule 14a-9 and Cisco would lack the power or authority to implement it.

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal if it is vague, indefinite and misleading and, therefore, in violation of Rule 14a-9. In particular, various no-action letters have demonstrated that a shareholder proposal may be excluded in part or in whole from a company's proxy card and other proxy materials if: (i) it is so vague and indefinite that it would be difficult for shareholders to determine with any reasonable certainty what measures the company would take in the event the proposal was approved; and (ii) any resultant action by the company would have to be made without guidance from the proposal and consequently in possible contravention of the intention of the shareholders who voted in favor of the proposal. *See International Business Machines Corporation* (February 2, 2005) (permitting exclusion of a proposal on the grounds that it was vague and indefinite, where the company argued that the proposal was subject to multiple interpretations); *H.J. Heinz Company* (May 25, 2001) (permitting exclusion of a proposal requesting that the company implement a human rights standards program on the grounds that it was vague and indefinite); *NYNEX Corporation* (January 12, 1990) (permitting exclusion of a proposal requesting the company not interfere with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal"). *See also Staff Legal Bulletin No. 14B* (September 15, 2004) at page 5, where the Commission recently clarified its interpretative position with regard to the continued application of Rule 14a-8(i)(3) to shareholder proposals which are so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if approved), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

A proposal may also be properly omitted pursuant to Rule 14a-8(i)(6) if it is vague, and as a result, the company "would lack the power or authority to implement" the proposal. A company "lack[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *International Business Machines Corporation* (January 14, 1992). *See also Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961)* ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail"); and *NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992)* ("Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote.")

As discussed further below, we believe that the central element of the Proposal, a "Human Rights Policy", is so vague that the Cisco shareholders will not be able to understand what action they are asking the Board of Directors of Cisco (the "***Board***") to take and the Board would not be able to determine what action to take to satisfy the Proposal. As such, it may properly be omitted from Cisco's 2005 proxy card and other proxy materials pursuant to Rules 14a-8(i)(3) and 14a-8(i)(6).

The Proposal requests that the Board prepare a report describing the progress toward development and implementation of a "Human Rights Policy" and the plan for implementation with partners and resellers. The Proposal does not set forth any guidance regarding the policy that is to be the subject of the report. We believe that the reference to "human rights" suggests different concepts to shareholders with different perspectives, and this is particularly true with regard to a large enterprise with employees, facilities, customers and suppliers around the world. Shareholders could have vastly different expectations about the contents of such a policy. The opportunities for confusion are so broad as to be difficult to state succinctly, but can be generalized as follows:

What is the scope of this policy? To many, a company's human rights policy might be expected to be directed to the manner in which the company does its business, itself an enormously broad concept, but one that might typically include such ideals as the company's labor and environmental practices. A human rights policy, however defined, could go even further and require that the company take action to help to ensure that its vendors, customers and partners embrace some or all elements of the policy. Such a policy could conceivably include, or perhaps even consist of, directives regarding the company's not producing products that infringe on defined "human rights" or it may call for monitoring the use of products which, if used in a manner contrary to the policy, could infringe human rights. The unspecific nature of the Proposal allows for radically divergent concepts of its scope.

What is the content of this policy? What tenets of human rights are to be addressed by this policy? For example, does the policy include matters such as women's rights, child labor issues, wage considerations, environmental compliance, protection of religious rights, freedom of speech, or prohibition against discrimination on the basis of race, religion or sexual orientation? Without any further guidance, shareholders have no idea of what human rights concerns are to be addressed by the policy.

Not only is it likely that shareholders would have different interpretations of the scope and content of an unspecific human rights policy, but these interpretations could also be conflicting. Some shareholders might believe that a company should be expected to police the activities of its customers in using its products and services, and others may have an exactly contrary belief. Additionally, it is easy to imagine that different shareholders would have different perspectives on such matters as the protection of, or restraint of, religious rights in the workplace or the guidelines to be followed in setting wages. The Proposal does not mitigate the opportunity for these conflicting interpretations.

Ample precedent exists for the exclusion of the Proposal under Rule 14a-8(i)(3) and Rule 14a-8(i)(6). In *Smithfield Foods, Inc.* (July 18, 2003), the Staff concurred in the company's decision to exclude, under Rule 14a-8(i)(3), a proposal that management prepare a report based upon Global Reporting Initiative Guidelines, where the company observed that the proposal did not "inform shareholders of what the Company would be required to do if the Proposal were approved as the Proposal contains no description or summary of the Guidelines." *See also Lowe's Companies, Inc.* (March 3, 2004) (substantially same). In *Alcoa, Inc.* (December 24, 2002) the Staff concurred with the company's exclusion under Rule 14a-8(i)(3) of a proposal that the company be committed to the full implementation of a "human rights standards", where the company explained that the proposal "requests that the board of directors commit the Company to the full implementation of 'these human rights standards', which incorporate the conventions of the ILO, but does not identify or fairly summarize those standards." In *Johnson & Johnson* (February 7, 2003) the Staff concurred with the company's decision under Rule 14a-8(i)(3) to exclude a proposal calling for a report on the company's progress concerning "the Glass Ceiling Commission's business recommendations", where the company stated that the proposal was "completely devoid of any description of the substantive provisions of the 'Glass Ceiling Report' or the recommendations 'flowing from it.'" The Proposal shares with the proposals in each of these no-action letters a common flaw of referring to a set of standards or principles without explaining what these standards or principles are.

We believe that under Rule 14a-8, a proposal to be put before the shareholders must be stated with sufficient clarity and specificity to stand on its own. However, we recognize that when taken together, a well integrated proposal and supporting statement might together be sufficiently descriptive of the subject matter put before the shareholders to largely eliminate the possibility of confusion. In this case the "Supporting Statement" (the nine paragraphs following "Whereas") not only is not helpful in clarifying the intent of the Proposal but adds to the confusion.

The Supporting Statement generally contains three sections. The first five paragraphs seem to address the relative narrow concept of certain governments, which may or may not be customers of Cisco, monitoring Internet traffic to repress the free exchange of information. The sixth paragraph refers to the United Nations Global Compact and supports the ten principles enunciated there. These principles address human rights, labour standards, environmental protection and corrupt practices. The third section, consisting of the seventh and eighth paragraphs, notes that Cisco has systems to monitor its resellers and that this monitoring does not appear to explicitly integrate human rights concerns. In summation, the ninth paragraph of the Supporting Statement states purported advantages that would accrue to the company by adopting and implementing a human rights policy.

Upon reading the Supporting Statement we think shareholders might first believe that the intent of the Proposal is that Cisco adopt a policy to deal with the possibility that government customers will use the company's products to stifle free expression. How a company might go about controlling these actions of the government customers in the countries where it operates is a large and unanswered question. However, the second section of the Supporting Statement refers to a universal set of principles, much broader than freedom of use of the Internet. These principles, which are stated in such a broad conceptual terms as to appeal to virtually any reader, are not in any meaningful way made a part of the Proposal. Finally, the last section of the statement refers to deficiencies in the manner in which Cisco's systems for monitoring reseller activities integrate human rights concerns. Each respective shareholder could either be confused as to how the various observations in the Supporting Statement illuminate the Proposal or focus on something appealing or disagreeable in some single component of the statement and use that as a basis to vote for or against the Proposal.

We think the Board would face substantial uncertainty in implementing the Proposal if it were adopted. The Proposal requests that the Board prepare a report on its progress in developing and implementing a human rights policy and its plan for implementation with partners and resellers. As noted above, the Board would have no direction as to the scope or content of the policy on which it is supposed to report.

In summary, if both the Proposal and the Supporting Statement appear in Cisco's 2005 proxy card and other proxy materials, we believe shareholders' views would differ on the true meaning of the Proposal and no shareholder would be able to determine with any reasonable certainty what action or measures would be taken in the event the proposal were implemented. If shareholder approval were obtained, it would be impossible for the Board to know which interpretation of the Proposal passed and, therefore, the Board would be unable to determine with any reasonable certainty exactly which actions are necessary to implement the request. For the foregoing reasons, the Proposal is vague, indefinite and misleading, and, therefore, in violation of Rule 14a-9 and Cisco would lack the power or authority to implement it.

Conclusion

For the foregoing reasons, we request your confirmation that the Staff will not recommend any enforcement action to the Commission if Cisco excludes the Proposal from Cisco's proxy card and other proxy materials for its 2005 annual shareholders' meeting. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should the Staff have questions or desire any additional information in support of our position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(j) response. In this case, please contact me by telephone at (650) 335-7657 or by facsimile at (650) 938-5200. In addition to the six copies of this letter required pursuant to Rule 14a-8(j), we have included an extra copy. If you would kindly acknowledge receipt of this letter and the enclosures by date-stamping the extra copy and returning it to me in the self-addressed, stamped envelope, I would appreciate it.

Sincerely,

Daniel J. Winnike, Esq.

Enclosures

cc: Mark Chandler, Cisco Systems, Inc.
Dawn Wolfe, Boston Common Asset Management, LLC
Adam Kanzer, Domini Social Investments


Domini
SOCIAL INVESTMENTS


5/31/05

The Way You Invest Matters®

May 27, 2005

Mr. Mark Chandler
Vice President, Legal Services, General Counsel and Secretary
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

Re: <u>Shareholder Resolution on Human Rights</u>

Dear Mr. Chandler:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds based on the Domini 400 Social Index, including the Domini Social Equity Fund, the nation's oldest and largest socially and environmentally screened index fund. Our funds' portfolio holds more than 1.8 million shares of Cisco Systems stock. Cisco is currently one of our portfolio's top ten holdings.

We have been particularly pleased to hold Cisco stock in our portfolio, noting its strong performance in diversity, community, employee relations and the environment. Most importantly, perhaps, we are supportive of our company's central business purpose – building global communities through the Internet. The development of the Internet offers considerable social and environmental benefits.

We have become increasingly concerned, however, with reports that Cisco may be involved in human rights abuses through its sales to certain governments. For example, we read with concern reports from Reporters Without Borders and Amnesty International citing Cisco's involvement with China's state security apparatus to monitor Internet use. As you are aware, China has reportedly jailed more 'cyber-dissidents' than any other country in the world. We are also in receipt of Cisco's May 5th letter to Boston Common Asset Management on this topic. Whether Cisco is directly involved in this activity, or only acting through resellers, does not absolve our Company of responsibility for these actions, and certainly does not remove the significant reputational risks that may attach.

Our concerns are broader than Cisco's activities in China, however. Other countries with whom Cisco does business also have a history of human rights abuses in this area, as noted by the U.S. State Department. China only serves to elevate our concern about Cisco's business practices globally.

We believe that these governmental actions to censor, monitor, isolate and jail Internet users runs counter to our Company's central business purpose. We believe these actions, if successful, present a barrier to Cisco's future prospects for success, which depend on a broadly connected, free Internet. We are writing today to request further information on the concrete steps our Company is taking to address these significant risks, and to present a shareholder proposal on Cisco's human rights policies and practices.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com



We are submitting the attached proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Cisco Systems shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Cisco shares from Investors Bank and Trust, custodian of our Portfolio, is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

With Cisco's filing date upon us, we are filing this resolution to preserve our rights as shareholders to present this issue to all Cisco shareholders. We welcome the opportunity to discuss these issues further with you. We are co-filing this proposal with Boston Common Asset Management. Please send any correspondence related to this matter to Dawn Wolfe's attention at Boston Common Asset Management, and to me. I can be reached at (212) 217-1027, or by email at akanzer@domini.com.

Sincerely,

Adam M. Kanzer
General Counsel

Encl.

cc: John T. Chambers, President and Chief Executive Officer
Sirima Sataman, Manager, CSR/Citizenship, Corporate Responsibility
K. Blair Christie, Vice President, Investor Relations
Dawn Wolfe, Boston Common Asset Management
Rev. David Schilling, Interfaith Center on Corporate Responsibility



CISCO SYSTEMS, INC. HUMAN RIGHTS POLICY

WHEREAS:

We believe transnational corporations doing business with repressive governments face serious risks to their reputation and share value if they are seen as responsible for, or complicit in, human rights violations;

Cisco sells its products, primarily through resellers, to government agencies and state-owned communications or information technology entities in most of the countries of the world, including China, Maldives, Tunisia, Vietnam, Saudi Arabia and Turkmenistan;

Cisco's business "is about connecting communities and helping them prepare for the Internet age." Our company is committed to conducting its business "according to globally accepted ethical principles";

Cisco's long-term business prospects depend on a broadly connected, free Internet. Any actions by Cisco or its agents to 'close' the Internet, or to transform it into a tool of repression, harms long-term shareholder value;

State Department Country Reports on Human Rights Practices, Amnesty International, Reporters Without Borders and others have documented how various governments monitor Internet use, stifle free expression, and jail dissidents through manipulation of Internet technology, including those governments noted above with whom our Company does business. These actions may violate key articles of the Universal Declaration of Human Rights, including Article 3 (security of person), Article 10 (fair and impartial criminal hearings), Article 12 (privacy), Article 19 (freedom of opinion and expression), and Article 20 (freedom of assembly and association);

We commend Cisco for endorsing the United Nations' Global Compact, which commits companies to "support and respect the protection of internationally proclaimed human rights" and ensure "that they are not complicit in human rights abuses." The Global Compact's ten principles, covering human rights, the environment and anti-corruption enjoy universal consensus and are derived from broadly endorsed international agreements, including the Universal Declaration of Human Rights (*www.unglobalcompact.org*);

Cisco's products, however, may be used contrary to these lofty purposes;

Our company has a sophisticated system to certify and monitor resellers of its products around the world. Based on publicly available information the proponents of the resolution believe that the system does not appear to explicitly integrate human rights concerns (http://www.cisco.com/en/US/partners/pr1 1/pr193/partners_pgm_requirements.html). This omission places shareholder value at risk if resellers are using our Company's products to commit, or help others to commit, human rights violations as has been alleged in the media and by Amnesty International and other organizations. We believe public availability of such standards is critical to protecting the Company's reputation;

We believe significant commercial advantages may accrue to our company by adopting and implementing a comprehensive human rights policy based on internationally accepted human rights norms, including enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations, and reduced risk of adverse publicity, consumer boycotts, divestment campaigns and law suits.

RESOLVED:

Shareholders request the Board to prepare a report to shareholders, at reasonable expense and omitting proprietary information, describing the progress toward development and implementation of a Company Human Rights policy and the plan for implementation with partners and resellers by May 31, 2006.

Rec'd 5/31/05
Via FedEx



BOSTON COMMON
ASSET MANAGEMENT, LLC

Mr. Mark Chandler
Vice President, Legal Services, General Counsel and Secretary
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

May 27, 2005

Re: Shareholder Resolution on Human Rights

Delivered via FedEx and email to CorporateSecretary@cisco.com on May 27, 2005

Dear Mr. Chandler:

Boston Common Asset Management, LLC (Boston Common) is an investment manager that serves investors concerned about the social and environmental impact, as well as the financial return, of their investments. Our clients hold 40,820 shares of Cisco Systems, Inc. (Cisco) common stock.

Since January 2005, Boston Common has raised concerns with Cisco on the critical issue of human rights. As investors, we want to be confident our Company's operations and products are not complicit in human rights abuses and do not violate internationally accepted standards on global human rights. We welcome Cisco's endorsement of the United Nations Global Compact since 2001 but believe there is a lack of transparency on how Cisco complies with the Compact's ten principles.

We are concerned particularly by growing allegations and evidence Cisco has supplied the government security apparatus of the People's Republic of China (China) with technologies enabling them to commit human rights abuses against "cyber dissidents." We know Cisco's Code of Business Conduct was designed to promote compliance with applicable governmental laws, rules and regulations. However, in China, a vast network of regulations has been expressly designed to suppress freedom of expression through the Internet and is widely known to violate basic human rights standards.

Cisco's response dated May 5, 2005 to our inquiry notes Cisco's extensive use of resellers abroad. We do not believe this absolves the Company of all responsibility for how its equipment is used. We would also like further discussion on Cisco's statement that it is not aware of the modification or redesign of products specifically for surveillance purposes. Our Company's involvement with China's Golden Shield project has been reported by organizations such as Amnesty International and Reporters Without

Boston Common Asset Management, LLC 84 State Street, Suite 1000, Boston MA 02109 Tel: (617) 720 5557 Fax: (617) 720 5665 www.bostoncommonasset.com

Borders and the allegations they report appear inconsistent with your May 5, 2005 response.

Our concerns go beyond Cisco's activities in China, however. Other countries with whom Cisco does business also have a history of human rights abuses through manipulation of the Internet. China only serves to elevate our concern about Cisco's business practices globally.

In summary, we are not convinced our Company is protecting itself sufficiently from being complicit in human rights violations within its sphere of influence. Cisco appears vulnerable to being in violation of its commitment to the UN Global Compact and in violation of federal law, the U.S. Tiananmen Sanctions of 1990 that forbid the sale of crime control equipment and dual purpose technologies to China's police agencies. We believe there is significant potential for damage to our Company's reputation and therefore shareholder value.

A positive first step would be for Cisco to publicly disclose its policies and procedures that ensure it does not support human rights violations when operating in repressive regime countries. With Cisco's filing deadline approaching we are writing today to notify you of our intention to file the enclosed shareholder resolution in order to protect our rights as shareholders.

We are submitting the enclosed shareholder proposal for inclusion in the 2005 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). Boston Common is the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Cisco Systems, Inc. common stock. We have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Verification of ownership will be provided upon request. We are sponsoring this resolution as the primary filer. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

We hope that we may discuss our proposal further. Please send correspondence related to this matter to my attention at Boston Common Asset Management, 84 State Street, Suite 1000, Boston, MA 02109. I can be reached via phone (617) 720-5557, fax (617) 720-5665, or email dwolfe@bostoncommonasset.com.

Sincerely,

Dawn Wolfe

Dawn Wolfe
Social Research & Advocacy Analyst

cc: John T. Chambers, President and Chief Executive Officer
K. Blair Christie, Vice President, Investor Relations
Sirima Sataman, Manager, CSR/Citizenship, Corporate Responsibility
Adam M. Kanzer, General Counsel, Domini Social Investments
Rev. David Schilling, Interfaith Center on Corporate Responsibility

CISCO SYSTEMS, INC. HUMAN RIGHTS POLICY

WHEREAS:

We believe transnational corporations doing business with repressive governments face serious risks to their reputation and share value if they are seen as responsible for, or complicit in, human rights violations;

Cisco sells its products, primarily through resellers, to government agencies and state-owned communications or information technology entities in most of the countries of the world, including China, Maldives, Tunisia, Vietnam, Saudi Arabia and Turkmenistan;

Cisco's business "is about connecting communities and helping them prepare for the Internet age." Our company is committed to conducting its business "according to globally accepted ethical principles";

Cisco's long-term business prospects depend on a broadly connected, free Internet. Any actions by Cisco or its agents to 'close' the Internet, or to transform it into a tool of repression, harms long-term shareholder value;

State Department Country Reports on Human Rights Practices, Amnesty International, Reporters Without Borders and others have documented how various governments monitor Internet use, stifle free expression, and jail dissidents through manipulation of Internet technology, including those governments noted above with whom our Company does business. These actions may violate key articles of the Universal Declaration of Human Rights, including Article 3 (security of person), Article 10 (fair and impartial criminal hearings), Article 12 (privacy), Article 19 (freedom of opinion and expression), and Article 20 (freedom of assembly and association);

We commend Cisco for endorsing the United Nations' Global Compact, which commits companies to "support and respect the protection of internationally proclaimed human rights" and ensure "that they are not complicit in human rights abuses." The Global Compact's ten principles, covering human rights, the environment and anti-corruption enjoy universal consensus and are derived from broadly endorsed international agreements, including the Universal Declaration of Human Rights (*www.unglobalcompact.org*);

Cisco's products, however, may be used contrary to these lofty purposes;

Our company has a sophisticated system to certify and monitor resellers of its products around the world. Based on publicly available information the proponents of the resolution believe that the system does not appear to explicitly integrate human rights concerns (http://www.cisco.com/en/US/partners/pr11/pr193/partners_pgm_requirements.html). This omission places shareholder value at risk if resellers are using our Company's products to commit, or help others to commit, human rights violations as has been alleged in the media and by Amnesty International and other organizations. We believe public availability of such standards is critical to protecting the Company's reputation;

We believe significant commercial advantages may accrue to our company by adopting and implementing a comprehensive human rights policy based on internationally accepted human rights norms, including enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations, and reduced risk of adverse publicity, consumer boycotts, divestment campaigns and law suits.

RESOLVED:

Shareholders request the Board to prepare a report to shareholders, at reasonable expense and omitting proprietary information, describing the progress toward development and implementation of a Company Human Rights policy and the plan for implementation with partners and resellers by May 31, 2006.

INVESTORS
BANK & TRUST

[Custodian Letterhead]

June 7, 2005

Mr. Mark Chandler
Vice President, Legal Services, General Counsel and Secretary
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

RE: Shareholder Proposal by Boston Common Asset Management

Dear Mr. Chandler:

Investors Bank & Trust (IBT) is the custodian and record holder for Boston Common Asset Management, LLC., Omnibus Account BOSTONCOMMON.

We are writing to verify that Boston Common Asset Management currently is the beneficial owner of 3,370 shares of Cisco Systems Inc. (Cusip # 17275R102). We confirm that Boston Common Asset Management has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of Cisco Systems, and that such beneficial ownership has existed for one or more years at the time the shareholder proposal was submitted, May 31, 2005, in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934, and that it will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting.

Sincerely,

Jon O'Connor

cc: Dawn Wolfe, Social Research Analyst, Boston Common Asset Management, LLC

INVESTORS
BANK & TRUST

June 8, 2005

Mr. Mark Chandler
Vice President, Legal Services, General Council and Secretary
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

Re: Domini Social Index Portfolio

To Whom It May Concern:

This is to confirm that Investors Bank & Trust Company, as custodian for the Domini Social Index Portfolio, is holding the following security in account 2212 at the Depository Trust Company. This holding is reflective of May 27th, 2005.

Security	Number of Shares	Shares held Greater Than 1 Year
Cisco Systems	1,762,130	1,762,130

If you have any questions or need additional information, please contact me at (617) 937-3479.

Sincerely,

David Higgins
Account Supervisor


CISCO SYSTEMS

Featured Items

Diversity

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Corporate Citizenship

Human Rights

Cisco strives to treat employees, and the communities in which we serve, with respect and dignity.

A supporter of the United Nations Universal Declaration of Human Rights and Global Compact, Cisco's codes of conduct, employee policies and guidelines substantially incorporate laws and ethical principles including those pertaining to freedom of association, non-discrimination, privacy, collective bargaining, compulsory and child labor, immigration and wages and hours. These codes, policies and guidelines are reviewed by Cisco's Corporate Citizenship Council (the "Council") consisting of an executive committee and a broad-based global membership of Cisco management.

Consistent with Cisco's culture and applicable laws, employees are encouraged to:

- promote a safe, healthy and supportive work environment where employees can contribute their skills; and
- participate with local stakeholders in addressing community well-being, social and economic development and environmental preservation.

Employees shall respect the human rights and dignity of others as outlined in the Code of Business Conduct, employee policies, and guidelines or local laws applying and abiding within the scope of their individual roles and responsibilities to whichever sets higher standards.

Codes and Guidelines

Cisco Code of Business Conduct

Manufacturing Supplier Code of Conduct (PDF - 63 KB)

Non-manufacturing Suppliers and Vendors and Supplier Diversity

CISCO SYSTEMS

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Corporate Citizenship

Introduction

Cisco strives to be a good citizen worldwide. Our culture drives us to set high standards for corporate integrity and to give back by using our resources for a positive global impact. We pursue a strong "triple bottom line" which we describe as *profits, people and presence*. Profits are one traditional and valuable metric which helps measure our financial performance. People are equally important. Strong, mutually beneficial relationships with partners, customers, shareholders and the people who work for, with and near us are essential to our business. The third bottom line – presence – measures our standing in, respect for and contribution to global and local communities. We believe companies with strong triple bottom lines are the most sustainable, responsible and successful. We hope the information in the pages of this web site demonstrates our commitment to a strong triple bottom line.

Our Citizenship Council is actively engaged in making continuous improvements to our business and Global CSR strategy. Learn more about the Citizenship Council's charter, members and activities. Contact the Citizenship council at citizenship@cisco.com.

Fast Facts

Responsible Business Practices
Cisco adheres to ethical practices in its business operations.
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Supporting Communities Worldwide
Cisco invests in strategic programs that help foster healthy communities.
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Accountability
Cisco publicly discloses information about its business practices.
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"Cisco takes the responsibility as a global citizen seriously. It's the right thing to do and our success depends on it."

– John Chambers, President and CEO.

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Education
See how Cisco is using technology innovation to improve education and increase access.

Human Rights
Cisco strives to treat employees, and the communities in which we serve, with respect and dignity.









Environment
Learn about energy conservation, recycling, ISO 14001 certification and other environmental programs at Cisco.



Community
Explore Cisco's many impact programs around the globe.



Diversity
Find out more about diversity and inclusion at Cisco.

Helpful resources

Company overview

Cisco Executive Management Team

Key Performance Data
Summary of our environmental and social performance data

UN Global Compact

FAQs

CISCO SYSTEMS

Corporate Citizenship

UN Global Compact



At the World Economic Forum, Davos, on 31 January 1999, UN Secretary-General Kofi A. Annan challenged world business leaders to "embrace and enact" the Global Compact, both in their individual corporate practices and by supporting appropriate public policies. These principles cover topics in human rights, labour and environment:

Human Rights

The Secretary-general asked world business to:

Principle 1: support and respect the protection of international human rights within their sphere of influence; and
Principle 2: make sure their own corporations are not complicit in human rights abuses.

Labour

The Secretary-general asked world business to uphold:

Principle 3: freedom of association and the effective recognition of the right to collective bargaining;
Principle 4: the elimination of all forms of forced and compulsory labour;
Principle 5: the effective abolition of child labour; and
Principle 6: the elimination of discrimination in respect of employment and occupation.

Environment

The Secretary-general asked world business to:

Principle 7: support a precautionary approach to environmental challenges;
Principle 8: undertake initiatives to promote greater environmental responsibility; and
Principle 9: encourage the development and diffusion of environmentally friendly technologies.

These Principles are consistent with Cisco's own Corporate Code of Conduct and Cisco supports these

Principles as set forth above.

###

As the worldwide leader in networking for the Internet, Cisco Systems Inc. is committed to helping people from all walks of life benefit from the Internet.

Cisco was founded in an environment of open communication, empowerment, integrity and trust. These values remain at the forefront of our culture and our business decisions. In addition, Cisco has consistently demonstrated our commitment to our employees and the environment over the years. Specifically,

- Cisco is committed to conducting our operations not only in compliance with the law of each country where we operate, but also according to globally accepted ethical principles. We adhere to hundreds of local, state, federal and international laws and regulations on labor and environmental matters, and we expect our suppliers to also comply with local laws on labor and environmental issues.
- Cisco recognizes that our most valuable asset is our workforce. Our employees make possible our continued success. Cisco has numerous policies in place to maintain a work environment free from harassment and discrimination and to insist that employees be treated with dignity, respect and courtesy. Cisco's operations worldwide are also subject to corporate employee, health and safety standards that in many cases are more stringent than local law.
- Cisco takes very seriously our responsibility to ensure the safety of our operations, to minimize their impact on the environment and to conserve natural resources. Our worldwide labor and environmental policies and practices show that we take this responsibility seriously.

The Internet is changing the way the world works, lives, plays and learns. One day soon, everyone and everything will be connected. At Cisco, our business is about connecting communities and helping them prepare for the Internet Age. We are working to translate the networking skills and resources that we possess as a company into powerful possibilities for progress.

In much the same way, Cisco's Community Investment organization is committed to being a catalyst for positive social change. We're dedicated to providing tools – whether in the form of cash funding, volunteers or equipment – that enable people around the world to help themselves.

That's why for years, Cisco and the Cisco Foundation have given to communities around the world on a local, national and international level through programs such as our adopted schools, City Year, Habitat for Humanity International, Second Harvest, the Cisco Networking Academy Program, American Red Cross and NetAid. After all, some of most significant values we can contribute in our communities are education and the skills needed in the workforce of the future.

Cisco Systems

Key Performance Data

In an effort to provide easy reference to other social and environmental reports, we have summarized key performance data and included a numerical cross-reference to GRI indicators. Reference to these indicators is provided for purposes of cross-reference only and should not be construed as an endorsement of GRI initiatives to the exclusion of other standards and guidelines, where relevant and appropriate.

Core Indicator	*Cisco Information*	*GRI Reference*
Net sales	FY'03: $18.9 billion http://www.cisco.com/warp/public/749/ar2003/online/financial_review/	EC1
Geographic breakdown of markets	FY'03 (millions) Americas: $10,544, EMEA: $5,202, APAC: $1,860, Japan: $1,272 http://www.cisco.com/warp/public/749/ar2003/online/financial_review/	EC2
Cost of all goods, materials, and services purchased	Total cost of sales FY'03: $5,645 million http://www.cisco.com/warp/public/749/ar2003/online/financial_review/	EC3
Increase/decrease in retained earnings at end of period.	FY'03 increase from FY'02: $1,685 million http://www.cisco.com/warp/public/749/ar2003/online/financial_review/	EC7
Total sum of taxes of all types paid	Income tax expense is based on pre-tax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Deferred income tax -$14m, income taxes payable -$125m, provision for income taxes $1,435m. http://www.cisco.com/warp/public/749/ar2003/online/financial_review/	EC8.1
Subsidies received	None	EC9.1

Core Indicator	*Cisco Information*	*GRI*
Direct energy use	Cisco Systems, Inc has implemented or utilized many energy saving measures in San Jose. To validate the implementation these energy efficiency measures, Cisco Systems earned rebates from PG&E amounting to $5.9 million. The annual energy cost savings is about $4.5 million. The annual energy savings are about 49,000,000 kwh, enough to power 5000 homes. In addition, the Energy Management Team has initiated several programs designed to reduce energy usage in Cisco buildings, including The 78 Degree Plan and various Energy Efficiency Measures for labs.	EN3.1

Direct energy use segmented by primary source	The networking industry sector is not known to be a significant consumer of energy by direct or indirect operations. Cisco's ordinary business operations include management of energy use.	EN3.2, also see EN3.1.
Indirect energy use	The networking industry sector is not known to be a significant consumer of energy by direct or indirect operations. Cisco's ordinary business operations include management of energy use.	EN4, also see EN3.1
Total water use	The networking industry sector is not known to be a significant consumer of water by direct or indirect operations. Cisco's ordinary business operations include management of water use. Irrigation associated with site maintenance and beautification (grounds and fountains) are substantially comprised of recycled waste water.	EN5
Location and size of land owned, leased, or managed in biodiversity-rich habitats	The Site 6 development required filling 0.39 acres of jurisdictional wetlands. As mitigation for this impact, Cisco constructed 0.77 acres of wetlands on the 21.7-acre habitat preserve that Cisco created on the site. The habitat preserve includes not only the replacement wetlands, but also approximately ½ of the wetlands that existed on the site prior to the project. The habitat area also provides mitigation for Burrowing Owls and Congdon's tarplant that were impacted by grading for site development. Cisco retained a qualified biologist to develop a long-term maintenance and monitoring program for the habitat preserve and to construct and maintain the habitat preserve area. Cisco intends to retain ownership of the area until the "success criteria" established by the resource agencies in the Biological Mitigation and Monitoring Plan is met. While several years remain before the end of the five-year monitoring period, the biologist implementing the plan cannot foresee a circumstance in which the success criteria would not be met.	EN6
Greenhouse gas emissions	The networking industry sector is not known to be a significant emitter of greenhouse gases by direct or indirect operations. Cisco's ordinary business-operations include management of energy use.	EN8, also see EN3.1, EN9, EN9.1, and EN9.2
Direct greenhouse gas emissions	The networking industry sector is not known to be a significant emitter of greenhouse gases by direct or indirect operations. Cisco's ordinary business operations include management of energy use.	EN8.1, also see EN3.1, EN9, EN9.1, and EN9.2.

Indirect greenhouse gas emissions	The networking industry sector is not known to be a significant emitter of greenhouse gases by direct or indirect operations. Cisco's ordinary business operations include management of energy use.	EN8.1, also see EN3.1, EN9, EN9.1, and EN9.2.
Use and emissions of ozone-depleting substances.	In San Jose, Cisco utilizes R-123 Refrigerant, a hydrochlorofluorocarbon, or HCFC, in its building chiller systems. The HCFCs are one class of chemicals utilized as an alternative to chloroflurorcarbons (CFCs), a more destructive ozone depleting substance (ODS). They contain chlorine and thus deplete stratospheric ozone, but to a much lesser extent than CFCs. HCFCs have ozone depletion potentials (ODPs) ranging from 0.01 to 0.1; R-123 has an ODP of 0.02. The refrigerant is in a sealed system for the life of the chiller machine. Emissions of R-123 are expected to be negligible.	EN9 EN9.1 EN9.2
NOx, SOx, and other significant air emissions by type	Significant sources of air emissions from Cisco Systems in San Jose include the use of stand-by emergency power diesel generators, and employee commuting. There are currently 20 generators operating in support of Cisco San Jose. Generator use results in the emission of CO, NOx, Particulate Matter (PM) and Total Hydrocarbons (THC). Employee commuting produces indirect emissions resulting from the use of personal vehicles. Cisco offers employees incentives to utilize Alternative Transportation, not only in their daily commute, but also during working hours. For commuters, Cisco offers three programs: Commuter Checks, which are good toward the purchase of a monthly transit pass in the Bay Area, ECO-Pass, which gives commutes a free pass to use certain public transit systems, and Emergency Ride Home, which provides a guaranteed ride home to employees who use alternate transportation to commute to work at least 2 days/week. Shuttles are offered to transport employees from certain public transportation stations to various Cisco buildings. During working hours, the Smart Cart program offers employees inter-site transportation to cut down on vehicle use.	EN10

Total amount of waste	Cisco maintains a recycling and waste-reduction program based on reducing, reusing, and recycling at all corporate sites in the Americas. Cisco measures recycling progress by auditing many variables, including the diversion rate (i.e., how much material is kept out of landfills) and program cost per employee. Since the recycling and waste-reduction program began, the diversion rate at corporate sites has risen from less than 30% to more than 60%, and the program cost has fallen from $7.50 to less than $3 per employee. ▪ In FY 01 4,510 tons of materials were diverted from the waste landfill for a cost avoidance of $678,473 at Cisco San Jose. ▪ In FY 02, Cisco San Jose recycled 3508 tons of materials with an overall diversion rate of 64% for the year. This generated $678,126 in cost avoidance and revenue. ▪ In FY03, Cisco San Jose successfully recycled at an average rate of 55%. Cost avoidance and revenue totaled $450,721. Hazardous Waste generated on the Cisco San Jose campus is managed in accordance with all local, state, and federal regulations. Typical hazardous waste generated by Cisco operations include, but is not limited to: ▪ Wipes, rags and PPE contaminated with flammable liquid and/or lead ▪ Waste oil (recycled) ▪ Spent lead-acid batteries (recycled) ▪ Used refrigerant (recycled) ▪ Used cooking oil	EN11.1 EN11.2
Significant discharges to water by type	None	EN12
Significant spills of chemicals, oils, and fuels in terms of total number and total volume	None	EN13
Significant environmental impacts of principal products and services	Networking products and services are not known to significantly or materially impact the environment.	EN14
Percentage of the weight of products sold that is reclaimable at the end of the products' useful life and percentage that is actually reclaimed	Not currently available	EN15

Incidents of and fines for non-compliance with all applicable international declarations/conventions/treaties, and national, sub-national, regional, and local regulations associated with environmental issues	Cisco San Jose has received a total of 4 Notices of Violation (NOV) for air-related issues at Cisco's Silvercreek Facility, located at 4949 Hellyer Drive in San Jose. The NOVs were issued by the Bay Area Air Quality Management District (BAAQMD) for failure to comply with air regulations. Written documentation is on file to confirm that based on actions taken in response to the NOVs, Cisco was deemed "in compliance" with the regulations at the Silvercreek facility.	EN16
Significant environmental impacts of transportation used for logistical purposes	No known significant impact. Cisco's ordinary business operations include management of transportation used for logistical purposes -- ensuring optimal routing and minimizing environmental impact.	EN34

Core Indicator	*Cisco Information*	*GRI*
Percentage of employees represented by independent trade union organizations or other bona fide employee representatives broken down geographically OR percentage of employees covered by collective bargaining agreements broken down by region/country	Cisco has no policy excluding unions. There are no Cisco employees represented by a trade union.	LA3
Provision for formal worker representation in decision making or management, including corporate governance	No specific policy to provide for worker representation in decision-making. In countries where Work Councils are allowed, representatives may participate in some management discussions	LA13
Practices on recording and notification of occupational accidents and diseases, and how they relate to the ILO Code of Practice on Recording and Notification of Occupational Accidents and Diseases	Cisco's ordinary business operations include management of recording and notification of occupational accidents and diseases in accordance with applicable laws and regulations.	LA5
Standard injury rate (including subcontracted workers)	Cisco's ordinary business operations include management of recording and notification of occupational accidents and diseases in accordance with applicable laws and regulations.	LA7.1
Lost day rate (including subcontracted workers)	Cisco's ordinary business operations include management of recording and notification of occupational accidents and diseases in accordance with applicable laws and regulations.	LA7.1
Absentee rates (including subcontracted workers)	Cisco does not account for employee sick time separately from other paid time off.	LA7.3

Work-related fatalities (including subcontracted workers)	Cisco's ordinary business operations include management of recording and notification of occupational accidents, diseases, and fatalities in accordance with applicable laws and regulations.	LA7.4
Description of policies or programs (for the workplace and beyond) on HIV/AIDS	Cisco Systems prohibits harassment and discrimination on the basis of physical disability or medical condition, which would include HIV/AIDS. Cisco's Workplace Resources Group provides on-line links to HIV/AIDS education resources.	LA8
Description of formal agreements with trade unions or other bona fide employee representatives covering health and safety at work and proportion of the workforce covered by any such agreements	There are no Cisco employees represented by a trade union.	LA15 also see LA3
Average hours of training per year per employee by category of employee	Training data captured by Education Management System for calendar year 2003; Individual Contributor 1.32 hours, Manager 2.92 hours, Director 2.43 hours, VP 2.10 hours, SVP .75 hours	LA9
Description of programs to support the continued employability of employees and to manage career endings	Cisco provides job search strategies and career guidance to support successful career transitions. Career transition services are provided globally and include: access to a physical or virtual career center, an extensive two-day seminar providing a foundation for an effective job search, career coaching tailored to individual needs, including resume development and interviewing advice, around-the-clock use of a career services global web site.	LA16
Specific policies and programs for skills management or for lifelong learning	Cisco supports development that is mutually beneficial for the company and the individual. At Cisco, development is a shared responsibility between employee and manager. Employees work with managers to discuss and assess their abilities and identify development needs. Managers provide coaching and resources to help align employee and business needs. Each employee should create a development plan focused on learning priorities and career aspirations. Ultimately, employees "drive" their own development to enable career growth.	LA17
Description of equal opportunity policies or programs, as well as monitoring systems to ensure compliance and results of monitoring	It is the policy of Cisco Systems to base all employment decisions on the principles of equal employment opportunity. http://www.cisco.com/en/US/about/ac49/ac55/about_cisco_our_commitment.html	LA10
Composition of senior management and corporate governance bodies (including the board of directors), including female/male ratio and other indicators of diversity as culturally appropriate	Cisco's Board of Directors is made up of 12 individuals, 10 men and 2 women. The officers of Cisco Systems are 8 men and 1 woman. http://newsroom.cisco.com/dlls/tln/exec_team/index.html	LA11

Description of global policy and procedures/programs preventing all forms of discrimination in operations, including monitoring systems and results of monitoring	Cisco encourages a creative, diverse, and enthusiastic work environment that is characterized by respect for each individual. We strive to provide an employment environment free of illegal discrimination and provide all employees the opportunity to maximize their individual performance and development. All employees and managers have the responsibility to treat each employee and applicant for employment on the basis of merit and ability without unlawful regard to sex, race, color, national origin, ancestry, citizenship, religion, age, physical or mental disability, medical condition, sexual orientation, gender identity, veteran or marital status.	HR4
Awards received relevant to social, ethical, and environmental performance	Working Mother Best Companies, Fortune 100 Best Companies to Work For, Business Ethics Magazine 100 Best Corporate Citizens, Latina Style Top 50 Places to Work, 100 Best Employers UK, Hewitt Best Employers in Asia: Australia, Hong Kong and Singapore	SO4
Description of the policy, procedures/management systems, and compliance mechanisms for organizations and employees addressing bribery and corruption	Cisco requires full compliance with the Foreign Corrupt Practices Act (FCPA) by all of its employees, consultants, agents, distributors, and resellers. The anti-bribery and corrupt payment provisions of the FCPA make illegal any corrupt offer, payment, promise to pay, or authorization to pay any money, gift, or anything of value to any foreign official, or any foreign political party, candidate or official. Cisco also published its Code of Business Conduct on its external website at www.cisco.com.	SO2
Description of policy, procedures/management systems, and compliance mechanisms for managing political lobbying and contributions	No Cisco assets--including employees' work time, use of Cisco premises, use of Cisco equipment, or direct monetary payments--may be contributed to any political candidate, political actions committees (aka "PACs"), party, or ballot measure without the permission of the SVP, Government Affairs. Of course, Cisco employees may participate in any political activities of their choice on an individual basis, with their own money and on their own time. Cisco also created an ePAC (Political Action Committee) to provide employees at the director level and above the opportunity to participate more closely in the political process as well as provide information on how government and politics affects the continued expansion of the marketplace and the economy.	SO3

Core Indicator	*Cisco Information*	*GRI*
Donations to community, civil society, and other groups	http://www.cisco.com/go/corp_citi_community	EC10.1
Donations to community, civil society, and other groups broken down in terms of cash and in-kind donations per type of group	Not currently available	EC10.2

NOTE: This information is subject to change at any time without notice.



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Citizenship Council

Charter Statement

Cisco's culture requires that all employees, at every level of the organization, be committed to responsible business practices. Additionally, Cisco's business strategy incorporates our dedication to corporate citizenship, which includes our commitment to improving the global community in which we operate, empowering our workforce, and building trust in our company as a whole.

The purpose of the Cisco Corporate Citizenship Council is to represent and serve our customers, employees, investors and partners by continuously improving Cisco's Corporate Social Responsibility (CSR) programs and by providing a better understanding of the company's performance related to CSR. The Council will fulfill these responsibilities by assessing social, ethical, and environmental practices and policies and to drive change, where necessary, to enhance the performance of our core business operations.

On an ongoing basis, the Council intends to monitor Cisco's CSR programs and enhance the transparency and disclosure of relevant information relating to Cisco's Corporate Social Responsibility, including disclosure regarding the status and progress of our CSR programs. The creation and management of a global CSR strategy will be accomplished by engaging stakeholders to perform:

- An initial internal collection and assessment of performance and a deeper understanding of potential enhancements to Cisco's CSR initiatives;
- Continuous benchmarking of Cisco's Corporate Social Responsibility practices and policies, against that of our peers, customers, and partners, taking into consideration factors set forth by established and emerging industry standards and guidelines where relevant or appropriate.

Based on our internal assessment and our external benchmarking, the Council will recommend appropriate changes to Cisco's CSR programs and initiatives that influence business culture and operations.

The Cisco Corporate Citizenship Council is comprised of an executive committee and a broad-based global membership of Cisco management. Contact the Citizenship council at citizenship@cisco.com.

Executive Committee

Sue Bostrom	Senior Vice President, Internet Business Solutions & Government Affairs
Kate DCamp	Senior Vice President, Human Resources
Randy Pond	Senior Vice President, Operations, Systems & Processes
Dennis Powell	Senior Vice President & Chief Financial Officer

Council Membership

Sylvia Allen	Senior Director, Corporate Responsibility
Mark Chandler	Vice President, Legal Services, General Counsel & Secretary
Renee Conmy	Senior Manager, Ethics
Bob Crockett	Senior Manager, Environment
Janis DeRoche	Director, Supply Chain, Manufacturing
Greg Thomas	Director, Investor Relations
Syd Garrett	Director, Corporate Quality
Adrian Godfrey	Director, Corporate Responsibility
Mark Golan	Vice President, Worldwide Real Estate & Work Place Resources
Laura Ipsen	Vice President, Worldwide Government Affairs
Jere King	Vice President, Corporate Communications Services
Mike LaBianca	Senior Director, Employee Relations
Kristin Mains	Manager, Corporate Positioning
Glenn LaFrank	Manager, Organizational Communications
Sirima Sataman	Senior Manager, Corporate Responsibility
Abby Smith	Senior Manager, Corporate Public Relations
Jason Yoder	Senior Manager, Legal - Regulatory Affairs
Tae Yoo	Vice President, Corporate Philanthropy

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Industry Standards & Guidelines

- You are being provided hyperlinks to third-party web sites. Cisco Systems does not maintain or provide information directly to these sites.
- Cisco Systems makes no representations or warranties with respect to the information contained therein and takes no responsibility for supplementing, updating, or correcting any such information.

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CECP
BiTC
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Cisco Systems

CISCO SUPPLIER CODE OF CONDUCT

Cisco Systems, Inc. is committed to the highest standards of product quality and business integrity in it's dealings with Suppliers and ensuring that working conditions in our supply chain are safe, that workers are treated with respect and dignity, and that manufacturing processes are environmentally and socially responsible.

To ensure our relationships with Suppliers meet and support these expectations, Cisco is endorsing the Electronic Industry Supplier Code of Conduct as documented below. Cisco is also strongly encouraging our Suppliers to acknowledge and support our Code and seek to conform to its standards and provisions documented in detail below. In selecting qualified Suppliers Cisco will be giving preference to those that are socially and environmentally progressive. In addition, failure to comply with the standards and provisions set forth in our Code may result in Supplier disqualification.

Fundamental to adopting our Code is the understanding that a business, in all of its activities, must operate in full compliance with the laws, rules and regulations of the countries in which it operates. This Code encourages Suppliers to go beyond legal compliance, drawing upon internationally recognized standards, in order to advance social and environmental responsibility.

The Code is made up of five sections. Sections A, B, and C outline standards for Labor, Health and Safety, and the Environment, respectively. Section D outlines the elements of a minimally acceptable system to manage conformity to this Code. Section E adds standards relating to business ethics.

For the purposes of this document "Supplier" means any company, corporation or other entity that sells, or seeks to sell goods or services, to Cisco Systems, Inc. including the Supplier's employees, agents and other representatives.

A. LABOR

Suppliers should recognize and be committed to upholding the human rights of workers, and to treat them with dignity and respect as understood by the international community.

Standards such as the Universal Declaration of Human Rights (UDHR), Social Accountability International (SAI) and the Ethical Trading Initiative (ETI) were used as references in preparing the Code and may be a useful source of additional information.

The labor standards are:

1) Freely Chosen Employment
Forced, bonded or indentured labor or involuntary prison labor is not to be used. All work will be voluntary, and workers should be free to leave upon reasonable notice. Workers shall not be required to hand over government-issued identification, passports or work permits as a condition of employment.

2) Child Labor
Child labor is not to be used in any stage of manufacturing. The term "child" refers to any person employed under the age of 15 (or 14 where the law of the country permits), or under the age for completing compulsory education, or under the minimum age for employment in the country. The use of legitimate workplace apprenticeship programs, which comply with all laws and regulations, is supported.



Workers under the age of 18 shall not perform hazardous work and may be restricted from night work with consideration given to educational needs.

3) Discrimination
There is to be no discrimination based on race, color, age, gender, sexual orientation, ethnicity, disability, religion, political affiliation, union membership or marital status in hiring and employment practices such as promotions, rewards, and access to training. In addition, workers or potential workers should not be subjected to medical/pregnancy tests that could be used in a discriminatory way. Workers with disabilities will be provided reasonable job accommodations as needed to perform their job function.

4) Harsh or Inhumane Treatment
There is to be no harsh and inhumane treatment, including any sexual harassment, sexual abuse, corporal punishment, mental or physical coercion or verbal abuse of workers: nor is there to be the threat of any such treatment.

5) Minimum Wages
Compensation paid to workers shall comply with all applicable wage laws, including those relating to minimum wages, overtime hours and legally mandated benefits. Any disciplinary wage deductions are to conform to local law. The basis on which workers are being paid is to be clearly conveyed to them in a timely manner.

6) Working Hours
Studies of good manufacturing practices clearly link worker strain to reduced productivity, increased turnover and increased injury and illness. Work weeks are not to exceed the maximum set by local law. Further, a work week should not be more than 60 hours per week, including overtime, except in emergency or unusual situations. Workers should be allowed at least one day off per seven-day week.

7) Freedom of Association
Open communication and direct engagement between workers and management are the most effective ways to resolve workplace and compensation issues. Suppliers are to respect the rights of workers to associate freely and to communicate openly with management regarding working conditions without fear of reprisal, intimidation or harassment. Workers' rights to join labor unions, seek representation and or join worker's councils in accordance with local laws should be acknowledged.

B. Health and Safety

Suppliers should recognize that the quality of products and services, consistency of production, and workers' morale are enhanced by a safe and healthy work environment.

Management systems such as OHSAS 18001 and ILO Guidelines on Occupational Safety and Health were used as references in preparing the Code and may be a useful source of additional information.

The health and safety standards are:


Cisco Systems

1) Machine Safeguarding
Physical guards, interlocks and barriers are to be provided and properly maintained for machinery used by workers.

2) Industrial Hygiene
Worker exposure to chemical, biological and physical agents is to be identified, evaluated, and controlled. When hazards cannot be adequately controlled by engineering and administrative means, workers are to be provided with appropriate personal protective equipment.

3) Safety
Worker exposure to workplace safety hazards (e.g., electrical and other energy sources, fire, vehicles, slips, trips and fall hazards) are to be controlled through proper design, engineering and administrative controls, preventative maintenance and safe work procedures (including lockout/tagout). Where hazards cannot be adequately controlled by these means, workers are to be provided with appropriate personal protective equipment.

4) Emergency Preparedness and Response
Emergency situations and events are to be identified and assessed, and their impact minimized by implementing emergency plans and response procedures, including: emergency reporting, employee notification and evacuation procedures, worker training and drills, appropriate fire detection and suppression equipment, adequate exit facilities and recovery plans.

5) Occupational Injury and Illness
Procedures and systems are to be in place to manage, track and report occupational injury and illness, including provisions to: a) encourage worker reporting; b) classify and record injury and illness cases; c) provide necessary medical treatment; d) investigate cases and implement corrective actions to eliminate their causes; and d) facilitate return of workers to work.

6) Physically Demanding Work
Worker exposure to physically demanding tasks, including manual material handling and heavy lifting, prolonged standing and highly repetitive or forceful assembly tasks is to be identified, evaluated and controlled.

7) Dormitory and Canteen
Workers are to be provided with clean toilet facilities, access to potable water and sanitary food preparation and storage facilities. Worker dormitories provided by the Supplier or a labor agent are to be clean, safe, and provide emergency egress, adequate heat and ventilation and reasonable personal space.

C. ENVIRONMENTAL

Suppliers should recognize that environmental responsibility is integral to producing world class products. In manufacturing operations, adverse effects on the environment and natural resources are to be minimized while safeguarding the health and safety of the public.



Management systems such as ISO 14001, the Eco Management and Audit System (EMAS) and the Kyoto Environmental Standard (KES) were used as references in preparing the Code and may be a useful source of additional information.

The environmental standards are:

1) Product Content Restrictions
Suppliers are to adhere to applicable laws and regulations regarding prohibition or restriction of specific substances including labeling laws and regulations for recycling and disposal. In addition, Suppliers are to adhere to all environmental requirements specified by Cisco.

2) Chemical and Hazardous Materials
Chemical and other materials posing a hazard if released to the environment are to be identified and managed to ensure their safe handling, movement, storage, recycling or reuse and disposal.

3) Wastewater and Solid Waste
Wastewater and solid waste generated from operations, industrial processes and sanitation facilities are to be monitored, controlled and treated as required prior to discharge or disposal.

4) Air Emissions
Air emissions of volatile organic chemicals, aerosols, corrosives, particulates, ozone depleting chemicals and combustion by-products generated from operations are to be characterized, monitored, controlled and treated as required prior to discharge.

5) Environmental Permits and Reporting
All required environmental permits (e.g. discharge monitoring) and registrations are to be obtained, maintained and kept current and their operational and reporting requirements are to be followed.

6) Pollution Prevention and Resource Reduction
Waste of all types, including water and energy, are to be reduced or eliminated at the source or by practices such as modifying production, maintenance and facility processes, materials substitution, conservation, recycling and re-using materials.

D. MANAGEMENT SYSTEM

Suppliers must adopt or establish a management system whose scope is related to the content of this Code and proportional to a Supplier's environmental and social accountability profile. The management system shall be designed to ensure (a) compliance with applicable laws and regulations; (b) conformance with this Code; and (c) identification and mitigation of operational risks related to this Code. It should also facilitate continual improvement.

The management system should contain the following elements:

1) Company Commitment
Corporate social and environmental responsibility statements that affirm the Supplier's commitment to compliance and continual improvement.

2) Management Accountability and Responsibility
Clearly identified company representative[s] responsible for ensuring implementation and periodic review of the status of the management systems.

3) Legal and Customer Requirements
Identification, monitoring and understanding of applicable laws, regulations and customer requirements.

4) Risk Assessment and Risk Management
Process to identify the environmental, health and safety[1] and labor practice risks associated with Supplier's operations. Determination of the relative significance for each risk and implementation of appropriate procedural and physical controls to ensure regulatory compliance to control the identified risks.

5) Performance Objectives with Implementation Plan and Measures
Written standards, performance objectives, targets and implementation plans including a periodic assessment of Supplier's performance against those objectives.

6) Training
Programs for training managers and workers to implement Supplier's policies, procedures and improvement objectives.

7) Communication
Process for communicating clear and accurate information about Supplier's performance, practices and expectations to workers, suppliers and customers.

8) Employee Feedback and Participation
Ongoing processes to assess employees' understanding of and obtain feedback on practices and conditions covered by this Code and to foster continuous improvement.

9) Audits and Assessments
Periodic self-evaluations to ensure conformity to legal and regulatory requirements, the content of the Code, and customer contractual requirements related to social and environmental responsibility.

10) Corrective Action Process
Process for timely correction of deficiencies identified by internal or external assessments, inspections, investigations and reviews.

11) Documentation and Records
Creation of documents and records to ensure regulatory compliance and conformity to company requirements along with appropriate confidentiality to protect privacy.

E. ETHICS

To meet social responsibilities and to achieve success in the marketplace, Suppliers and their agents are to uphold the highest standards of ethics including:

1) No Corruption, Extortion, or Embezzlement

[1] Areas to be included in a risk assessment for health and safety are warehouse and storage facilities, plant/facilities support equipment, laboratories and test areas, sanitation facilities (bathrooms), kitchen/cafeteria and worker housing /dormitories.


CISCO SYSTEMS

The highest standards of integrity are to be expected in all business interactions. Any and all forms of corruption, extortion and embezzlement are strictly prohibited resulting in immediate termination and legal actions.

2) Disclosure and Privacy of Information
Means to effectively safeguard customer information regarding business activities, structure, financial situation, performance, and/or any other information deemed confidential shall be disclosed only in accordance with the guidelines specified within any agreed upon non-disclosure agreement between Supplier and Cisco Systems, Inc. and within the guidelines of all applicable laws and regulations.

3) No Improper Advantage
Bribes or other means of obtaining undue or improper advantage are not to be offered or accepted. No Supplier, or its representatives or employees, shall offer to any Cisco Systems, Inc. employee a kickback, favor, gratuity, entertainment or anything of value to obtain favorable treatment from Cisco Systems, Inc. Cisco Systems, Inc. employees are similarly prohibited from soliciting such items. This prohibition extends to immediate family members of both Suppliers and Cisco Systems, Inc. employees. As long as a gift is not intended to obtain favorable treatment for the Suppliers and does not create the appearance of a bribe, kickback, payoff or irregular type of payment, Cisco Systems, Inc. employees are not prohibited from accepting the gift if: (1) it is $50 or less in value, (2) public disclosure would not embarrass Cisco Systems, Inc., (3) acceptance is consistent with Cisco Systems, Inc. business practices and (4) acceptance of the gift does not violate any applicable law. Furthermore, Cisco Systems, Inc. employees are prohibited from accepting IPO stock from Cisco Systems, Inc. Suppliers.

4) Fair Business, Advertising and Competition
Standards of fair business, advertising and competition are to be upheld. Suppliers to Cisco Systems, Inc. shall not engage in collusive bidding, price fixing, price discrimination, or other unfair trade practices in violation of federal or state antitrust laws.

5) Whistleblowers
Programs that ensure the protection of Supplier and employee whistleblower confidentiality are to be maintained. Cisco Systems, Inc. Suppliers shall promptly notify Cisco Systems, Inc. Corporate Controller at (408) 525-0164 of any known or suspected improper behavior by Suppliers relating to their dealings with Cisco Systems, Inc., or any known or suspected improper behavior by Cisco Systems, Inc. employees.

6) Community Engagement
Community engagement is encouraged to help foster social and economic development.

7) Protection of Intellectual Property
Intellectual property rights are to be respected; transfer of technology and know-how is to be done in a manner that protects intellectual property rights.

8) Accessibility
Inherent accessibility features will be a) considered at the time of (re)design and (re)development, and b) implemented where financially and technically feasible.


Cisco Systems

References: The following standards were used in preparing this Code and may be a useful source of additional information. The following standards may or may not be endorsed by each Supplier.

ILO Code of Practice in Safety and Health
www.ilo.org/public/english/protection/safework/cops/english/download/e000013.pdf

National Fire Protection Agency
http://www.nfpa.org/catalog/home/AboutNFPA/index.asp

ILO International Labor Standards
www.ilo.org/public/english/standards/norm/whatare/fundam/index.htm

OECD Guidelines for Multinational Enterprises
www.oecd.org

United Nations Convention Against Corruption
www.unodc.org/unodc/en/crime_convention_corruption.html

United Nations Global Compact
www.unglobalcompact.org

Universal Declaration of Human Rights
www.un.org/Overview/rights.html

ISO 14001
www.iso.org

SA 8000
www.cepaa.org/

SAI
http://www.sa-intl.org

Ethical Trading Initiative
http://www.ethicaltrade.org/

OHSAS 18001
www.bsi-global.com/index.xalter

Eco Management & Audit System
http://www.quality.co.uk/emas.htm

KES – Kyoto Environmental Standard
http://web.kyoto-inet
jp/org/kesma21f/index.htm

Cisco Code of Business Conduct

This Code of Business Conduct is monitored by Cisco's Ethics Program Office and is annually affirmed by our employees. This Code of Business Conduct applies to all employees of Cisco Systems, Inc. and its subsidiaries (collectively referred to as "Cisco") and to the members of Cisco's Board of Directors. This Code of Business Conduct has been designed to deter wrongdoing and to promote:

- Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships
- Full, fair, accurate, timely, and understandable disclosure in reports and documents that Cisco files with, or submits to, government agencies and in other public communications
- Protecting Cisco's confidential and proprietary information and that of our customers' and vendors'
- Compliance with applicable governmental laws, rules and regulations
- The prompt internal reporting of violations of this code
- Accountability for adherence to this code

OVERVIEW OF BUSINESS ETHICS

We believe that long-term, trusting business relationships are built by being honest, open and fair. We promise to uphold the highest professional standards in all global business operations. We also expect that those with whom we do business (including suppliers, customers or re-sellers) will adhere to the standards set by Cisco's Code of Business Conduct.

Outstanding employees are key to Cisco's success. Everyone is part of the company team, and each of us deserves to be treated with dignity and respect. In addition, every employee is responsible for his/her own conduct. No one has the authority to make another employee violate Cisco's Code of Business Conduct, and any attempt to direct or otherwise influence someone else to commit a violation is unacceptable.

Managers, in particular, set an example for other employees and are often responsible for directing the actions of others. Cisco requires all employees, including managers, to know and understand the Code of Business Conduct, as it applies personally to the employee or manager and to those under his/her supervision.

The fundamental principle that underlies the way we do business at Cisco is good judgment. An understanding of our legal and ethical parameters enhances that judgment. Cisco has a responsibility to pay constant attention to all legal boundaries and to comply with all applicable laws and regulations in all of its operations worldwide. We have the same obligation to the communities in which we do business and to the customers with whom we do business. For everyone at Cisco, this means following the spirit of the law and doing the right, ethical thing even when the law is not specific.

This code outlines the broad principles of legal and ethical business conduct embraced by Cisco. It is not a complete list of legal or ethical questions an employee might face in the course of business, and therefore, this code must be applied using common sense and good judgment. Additionally, under certain circumstances local country law may establish requirements that differ from this code. Employees worldwide are expected to comply with all local country laws and Cisco business conduct policies in the area in which they are conducting Cisco business.

Although we realize that no two situations are alike, we aim for consistency and balance when encountering any ethical issues. It is essential that we all keep an eye out for possible infringements of Cisco's business ethics - whether these infringements occur in dealings with the government or the private sector, and whether they occur because of oversight or intention. Employees who have questions regarding business conduct or possible violations should contact their local HR representative, the Cisco Ethics Program Office or the Cisco Legal Department.

CONFLICTS OF INTEREST

Employees are expected to make or participate in business decisions and actions in the course of their employment with Cisco based on the best interests of the company as a whole, and not based on personal relationships or benefits. Conflicts of interest can compromise employees' business ethics. Employees are expected to apply sound judgment to avoid conflicts of interest that could negatively affect Cisco or its business. At Cisco, a conflict of interest is any activity that is inconsistent with or opposed to Cisco's interests, or gives the appearance of impropriety.

Employees should avoid any relationship that would cause a conflict of interest with their duties and responsibilities at Cisco. Employees are expected to disclose to us any situations that may involve conflicts of interests affecting them personally or affecting other employees or those with whom we do business.

Members of Cisco's Board of Directors have a special responsibility because our Directors are prominent individuals with substantial other responsibilities. To avoid conflicts of interest, Directors are expected to disclose to their fellow Directors and to the General Counsel of Cisco any personal interest they may have in a transaction upon which the Board passes and to recuse themselves from participation in any decision in which there is a conflict between their personal interests and the interest of Cisco.

Set forth below is specific guidance for some areas of potential conflict of interest that require special attention. It is not possible to list all conflicts of interest. These are examples of the types of conflicts of interest that Cisco employees are expected to avoid. Ultimately, it's the responsibility of each individual to avoid any situation that could appear to be a conflict of interest. Employees are urged to discuss any potential conflicts of interest with their manager, HR Representative, the Ethics Program Office or the Legal Department.

Interest in Other Businesses: Cisco employees and members of their immediate families must avoid any direct or indirect financial relationship with other businesses that could cause divided loyalty. Cisco employees must receive written permission from the Cisco vice president for their organization before beginning any employment, business, or consulting relationship with another company. This doesn't mean that family members are precluded from being employed by one of Cisco's customers, competitors, or suppliers. However, Cisco employees must avoid conducting Cisco business with members of their families or others with whom they have a significant personal relationship unless they have prior written permission from the Cisco vice president of their organization. See also "Investments" below.

Outside Directorships and Membership in Technical Advisory Boards ("TAB"s): Cisco encourages its employees to be active in industry and civic associations, including membership in other companies' Boards of Directors and TABs. Employees who serve on outside Boards of Directors or TABs of a profit making organization are required, prior to acceptance, to obtain written approval. Approval for employees who are at the vice president level or above must be obtained from their manager and from a Review Board, which consists of the Chief Financial Officer, Senior Vice President of Human Resources and General Counsel. Approval for all other employees must be obtained from the Cisco vice president of the employee's organization and from the Cisco Legal Department. As a rule, employees may not accept a position as an outside director or TAB member of any current or likely competitor of Cisco. Furthermore, in the absence of an overriding benefit to Cisco and a procedure to avoid any financial conflict (such as refusal of compensation and recusal from involvement in the company's relationship with Cisco), approval is likely to be denied where the Cisco employee either directly or through people in his or her chain of command has responsibility to affect or implement Cisco's business relationship with the other company. Approval of a position as a director or TAB member of a company that supports or promotes a competitor's products or services is also likely to be denied.

If an outside directorship or TAB membership is approved, employees may keep compensation earned from that directorship unless the terms of the approval state otherwise. Generally, however, employees may not receive any form of compensation (including stock options, IPO stock or cash) for service on a board of directors of a company if the service is at the request of Cisco or in connection with Cisco's investment in, or a significant relationship exists with, that company and the directorship is as a consequence or in connection with that relationship. Any company that is a vendor, supplier, partner or customer of Cisco has a "relationship" with Cisco. "Significant" is broadly defined to include a sole-source vendor/supplier, or one in which Cisco is responsible for generating five percent or more of the outside company's revenues. When membership on a Board of Directors or TAB is other than at Cisco's request, and even if no compensation is received, a potential for conflict of interest exists, and therefore the Cisco employee is expected to recuse him- or herself from any involvement in Cisco's relationship with that company. It is therefore important that Cisco employees recognize that their membership should be an opportunity to provide expertise and to broaden their own experience, but they should not be put in a position where the other company expects to use the person's board membership as a way to get access to Cisco or to influence Cisco decisions.

Cisco may at any time rescind prior approvals in order to avoid a conflict or appearance of a conflict of interest for any reason deemed to be in the best interests of Cisco. In addition, Cisco will periodically conduct an inquiry of employees to determine the status of their membership on outside boards.

Investments: Cisco employees and Directors will occasionally find themselves in a position to invest in companies that are or are reasonably likely to be Cisco partners, customers or suppliers; companies that are current or likely competitors of Cisco; or companies that are reasonably likely to be potential candidates for acquisition by Cisco. It is imperative that employees and Directors presented with such opportunities understand the potential conflict of interest that may occur in these circumstances. Cisco employees and Directors must always serve our shareholders first. Investing in companies that Cisco has an actual or potential business relationship with may not be in our shareholders' best interests. The following principles are intended to cover such circumstances.

Investments in Public Companies: Passive investments by employees of not more than one percent of total outstanding shares of companies listed on a national or international securities exchange, or quoted daily by NASDAQ or any other quotation system, are permitted without Cisco's approval--provided the investment is not so large financially either in absolute dollars or percentage of the individual's total investment portfolio that it creates the appearance of a conflict of interest. Any investment by a Cisco employee in more than one percent of total outstanding shares of a public company must be disclosed to, and approved by, the Review Board. In addition, any investment by an Executive (as defined below under the policy entitled "Receipt of Proceeds from Investments in Companies that are Acquired by Cisco") in any public company that is reasonably likely to be a potential candidate for acquisition by Cisco must be disclosed to, and approved by, the Review Board. Any investment by a Cisco Director in more than one percent of total outstanding shares of a public company that is a partner, significant customer or significant supplier of Cisco; a company that is a current or likely competitor of Cisco; or a company that is reasonably likely to be a potential candidate for acquisition by Cisco must be disclosed to Cisco's General Counsel.

Investments in diversified publicly traded mutual funds are not deemed subject to these conflict of interest principles, provided confidentiality requirements are observed.

See also "Receipt of Proceeds from Investments in Companies that are Acquired by Cisco".

Investments in Private Companies: Investments by Cisco employees and Directors in privately held companies that are partners, significant customers or significant suppliers of Cisco; companies that are current or likely competitors of Cisco; or companies that are reasonably likely to be potential candidates for acquisition by Cisco must be disclosed to the Cisco senior vice president for their organization and to the Review Board (or to the General Counsel in the case of Directors). If an investment is made in a company that becomes subject to this disclosure requirement after the investment is made, the investment must be disclosed at that time.

Approval of the Review Board is required for investments by Cisco employees in companies that are current or likely competitors of Cisco and for investments where an employee either directly or through people in his/her chain of command has responsibility to affect or implement Cisco's relationship with the other company; however, in such cases, in the absence of a clear capability for the employee to perform his or her job without a conflict of interest, approval is likely to be denied. Examples of employees having responsibilities to affect or implement Cisco's relationship with the other company include:

- Employees in a position to select a particular chip for a given product and owning shares in that chip vendor
- Employees in a position to recommend a particular software or hardware vendor partner to a customer while owning shares in that vendor or reseller
- Employees whose responsibilities include sales of Cisco products to a customer or reseller while owning shares in the customer or reseller
- Employees in a position to recommend or evaluate the acquisition of the other company by Cisco

Such situations may put the Cisco employee in a conflict of interest between furthering his or her personal interests and protecting the interests of Cisco, hence the likelihood of denial. Employees in those circumstances should not invest in the company in question.

If an investment is made and/or approval is granted, and the employee subsequently finds him- or herself in a potentially conflicted position due to his or her job responsibilities or those of others in his or her chain of command, the Cisco employee is expected to recuse him- or herself from any involvement in Cisco's relationship with that company. (If the conflict is so fundamental as to undermine the employee's ability to undertake an important job activity, a discussion of possible divestiture may be required). Furthermore, with respect to any investment or financial interest in a third party, employees should be extremely cautious to avoid activities such as recommending or introducing the company to other parts of the Cisco organization unless there is a clear disclosure of the financial interest.

If an employee happens to have an investment in a company and transitions into a role that would place him/her in a conflict of interest position (such as those described above), the employee should disclose the situation in writing to his/her manager and HR Representative and the Review Board. Efforts will be made to resolve the situation equitably on a case-by-case basis.

Where Cisco has made an investment in a company, permission must be obtained before an employee invests in that company. When a Cisco employee is placed on a board of directors or advisory board to represent Cisco, such employee cannot make an investment in that company without Review Board approval; and the employee may not receive compensation for such participation at Cisco's request. See also "Receipt of Proceeds from Investments in Companies that are Acquired by Cisco".

Investments in Venture Capital Funds: Just as investments in publicly traded mutual funds are not deemed to pose a conflict of interest since such investors do not control the timing of fund investments or dispositions, there is no general restriction on Cisco employees or Directors investing in venture capital or other similar funds that, in turn, invest in other companies. Given that investors in venture funds are "limited partners" and do not have influence in the decision making of the funds, we have deemed these investments appropriate from the standpoint of conflicts with the venture firm itself. At the same time, general conflict of interest rules outlined above apply to the employee's and Director's indirect investments in portfolio companies of venture capital or other similar funds where the portfolio company has a business relationship with Cisco, is a current or likely competitor of Cisco, or is reasonably likely to be a potential candidate for acquisition by Cisco.

Venture capital or other similar fund investments by Executives (as defined below under the policy entitled "Receipt of Proceeds from Investments in Companies that are Acquired by Cisco") and Directors must be disclosed to the Review Board (or to the General Counsel in the case of Directors). Any employee may submit a request for approval if the employee has any doubts about whether a conflict may exist. Just as in the case of investments in private companies described above, employees should not invest in funds where it is likely that the employee will be responsible for recommending, reviewing or transacting business with a known portfolio company of the fund. Employees will be expected to not participate in Cisco's relationship with that company if such a situation arises after the investment commitment has been made. See also "Receipt of Proceeds from Investments in Companies that are Acquired by Cisco".

Receipt of Proceeds from Investments in Companies that are Acquired by Cisco: In order to avoid conflicts of interest, and the appearance of conflicts of interest, between Cisco and its Executives and Directors when Cisco acquires a company in which an Executive or Director has an investment, either directly or indirectly through a venture capital or other similar fund, the general rule is that the Executive or Director must donate the proceeds of such investments to charity. For this purpose "Executives" means all Executive Officers, all Senior Vice Presidents, all Vice Presidents in the Chief Development Officer (CDO) Organization, and all Vice Presidents and directors of Business Development.

Investments Covered by this Policy.

- Any direct investments in any private or public company that is reasonably likely to be a potential candidate for acquisition by Cisco; and
- Any investments in venture capital or other similar funds (other than publicly traded mutual funds) because these funds may invest in companies that are reasonably likely to be potential candidates for acquisition by Cisco.

If you are uncertain whether a direct investment in a particular company would be covered by this policy, you should disclose the investment for review as described below under "Review."

Recusal. In all cases where an Executive or Director has a direct or indirect investment in a company that is or becomes a potential candidate for acquisition by Cisco, the Executive or Director must recuse him- or herself from any consideration or approval of the acquisition.

Review. Direct investments in companies covered by this policy will be reviewed by the Review Board (or by the disinterested members of the Audit Committee or other committee designated by the Nomination and Governance Committee, in consultation with the Chief Executive Officer, in the case of Directors) for a determination whether recusal from involvement in Cisco's business with that company or from Cisco's acquisition of that company is sufficient to avoid any actual conflict of interest if a company covered by this policy is later acquired by Cisco and therefore that charitable donation of proceeds is not required.

Donation to Charity.

- Direct Investments: If a company covered by this policy is acquired by Cisco, unless recusal has been determined to be sufficient under the review process described above, the Executive or Director must donate his or her proceeds from the acquisition of the company by Cisco to a bona fide charity of the Executive's or Director's choosing.

- Indirect Investments: In the case of an indirect investment (e.g., through a venture capital or other similar indirect means) in a company that is subsequently acquired by Cisco, the proceeds must be donated to charity to avoid the appearance of a conflict of interest, regardless of whether recusal is sufficient to avoid any actual conflict of interest in the transaction; provided, however, that indirect investments by a Director through a venture capital or similar other fund in which the Director is an active general partner or other manager as his or her principal occupation will be treated in the same manner as direct investments, and donation to charity of the proceeds will not be required where the reviewing body determines that recusal of the Director is sufficient to avoid any actual conflict of interest in the transaction.

Approval for Acquisitions. Any acquisition by Cisco of a company in which an Executive or Director has a direct or indirect investment must be approved by a majority of the disinterested members of the Acquisition Committee or Board of Directors, after full disclosure of the Executive's or Director's investment, regardless of the size of the transaction.

Honoraria: Speaking at events, when it is determined to be in Cisco's best interests, is considered part of an employee's normal job responsibilities. Because employees will be compensated by Cisco for most or all of their time spent preparing for, attending, and delivering presentations approved by management, employees should not request or negotiate a fee or receive any form of compensation (excepting the novelties, favors or entertainment described below) from the organization that requested the speech, unless the employee first receives express authorization from the Cisco vice president for their organization; alternatively, a fee can be accepted provided it is donated to the Cisco Foundation or other non-profit charitable organization.

Inventions, Books, and Publications: Cisco employees must receive written permission from the Cisco vice president for their organization before developing, outside of Cisco, any products, software, or intellectual property that is or may be related to Cisco's current or potential business.

Favors, Gifts and Entertainment: Cisco has many customers, suppliers and other business partners, all of whom are vital to our company's success. All of these relationships must be based entirely on sound business decisions and fair dealing. Business gifts and entertainment can build goodwill, and are a part of normal relationships with our business partners, but they can also create a perception of conflict of interest that can undermine the integrity of our relationships. This is why all Cisco employees are expected to know this policy and to know the equivalent policies of our partners and customers. Any courtesy should always comply with the policies of the recipient's organization, and those we are doing business with should understand our policy as well. Cisco has a separate policy for giving gifts internally to employees.

"Favors, gifts and/or entertainment" means anything of value, including meals, lodging, discounts, loans, cash, favorable terms on any product or service, services, equipment, prizes, products, transportation, use of vehicles or vacation facilities, stocks or other securities (including accepting the opportunity to buy "directed shares" - also called "friends and family shares" - from a company where the Cisco employee is now or is likely to become in any way involved in Cisco's relationship with that company), home improvements, tickets and gift certificates. The potential list is endless – these are just examples. **Note:** In some cases, more restrictive standards on favors, gifts and entertainment may apply than are described here – for instance, special rules apply to those dealing with government agencies, and the legal rules may differ in various countries, or partners and customers may have policies of their own with which we are expected to comply in our business relationships. Employees must not accept or give favors, gifts or entertainment that violates those standards. Always keep in mind that you should never offer or accept favors, gifts or entertainment that would embarrass Cisco or its customers, vendors or suppliers.

Because of tax and other legal reporting rules, it is essential that our expense report records accurately reflect favors, gifts and entertainment provided to customers. You are required to report properly in your expense reports, all expenditures for favors, gifts or entertainment conducted as part of your Cisco employment, and you must accurately state the purpose of the expenditures or the identities of the individuals receiving the favors, gifts or entertainment.

Favors, Gifts and Entertainment to Public Sector/Government Officials Raise Special Risks - It is very important that when working with any public sector official – regardless of location, department or agency, and including government-controlled organizations such as public universities or telecom service providers – that you know the specific rules related to the giving of favors, gifts and entertainment to that official. It is each Cisco employee's responsibility to know the specific rules related to the giving of favors, gifts or entertainment to public sector employees. For example, although Cisco may pay for travel expenses for private-sector customer visits to Cisco facilities or meetings, it is typically inappropriate to pay for such expenses for government officials.

Receiving or Offering Favors, Gifts or Entertainment: Favors, gifts or entertainment offered by Cisco employees to customers or customers' family members, or offered to Cisco employees and their family members fall into three categories, Acceptable, Inappropriate and Questionable:

- Acceptable: Accepting or offering social amenities or business courtesies such as modest favors, gifts or entertainment is common in the commercial work environment and is meant to create goodwill and enhance business relationships. Using good judgment and moderation, occasionally exchanging favors, gifts or entertainment of nominal value with employees of a **non-Governmental** entity is appropriate, unless the recipient's employer forbids the practice (it is your responsibility to learn the policy of our partners and customers before giving favors, gifts or entertainment). Examples of what is generally acceptable and does not require approval include:
    - Favors, gifts or entertainment with a combined market value of $100 USD or less, to or from a single source per year. This could be either from Cisco to an employee of a customer or partner or from any customer or partner to a Cisco employee (as long as they don't fall into the "Inappropriate" category, below).
    - In addition, occasional meals with a business associate who is not a Cisco employee (the guideline for business dinner and business entertainment is $60 USD per person) are acceptable, even if the total cost of those occasional meals over a year may exceed $100 USD.

  - You can accept or offer favors, gifts or entertainment over $100 USD per year to or from any single customer, vendor or supplier only with prior approval of your department vice president and HR manager.

  The following examples would not require approval as long as they meet the criteria stated above:

  - Tickets for ordinary sports, theater and other cultural events
  - Gifts that do not exceed $100 USD
  - Other reasonable and customary favors, gifts and entertainment
  - Giving or accepting promotional items of nominal value, such as pens, calendars, logoware and coffee mugs.

- Inappropriate: Other types of favors, gifts and entertainment are simply wrong, either in fact or in appearance, so that they are **never** permissible, and no one can approve these. Employees and their immediate family may **never:**

  - Offer or accept cash or cash equivalent (such as loans, stock, stock options, or other monetary instruments such as bank checks, traveler's checks, money orders, investment securities or negotiable instruments)
  - Offer, accept or participate in any favors, gifts or entertainment or other situations that are unsavory, or otherwise violates our commitment to diversity and mutual respect, or which would reasonably cause any customer or Cisco employee to feel uncomfortable, such as "adult entertainment"
  - Offer favors, gifts or entertainment over $100 USD per year to any individual to a single customer, vendor or supplier – unless you obtain prior written approval of your department vice president AND HR manager
  - Accept favors, gifts or entertainment over $100 USD per year from any single customer, vendor or supplier – unless you obtain prior written approval of your department vice president AND HR manager
  - Incur any expense on behalf of a customer, including favors, gifts or entertainment, that is not recorded properly on company books
  - Using your own money or resources to pay for favors, gifts or entertainment for a customer, vendor or supplier
  - Offer or accept favors, gifts or entertainment that would be illegal
  - Offer, accept or request anything as part of an agreement to do anything in return for favors, gifts or entertainment (such as placing a purchase order early)
  - Participate in any activity that you know would cause the person giving or receiving favors, gifts or entertainment to violate his or her own employer's standards
  - Offer or accept favors, gifts or entertainment that would embarrass Cisco by its public disclosure, including "adult entertainment"

- Questionable: For anything that doesn't fall into either of the 2 categories above always ask, as it may or may not be permissible to accept the offer. You will need to get approval from your department vice president **AND** your Human Resources Manager before accepting such favor, gift or entertainment. Examples where you will need prior approval include the following:

- Offering, accepting or participating in special events– such as tickets to a World Cup match or Super Bowl game where tickets are not generally available (unless part of a special event organized by Cisco)
- Offering or accepting travel or entertainment lasting more than 1 day

In determining whether to approve something in the "Questionable" category, vice presidents and HR consider such issues as:

- Whether any favors, gifts or entertainment would be likely to influence your, the vendor's or customer's objectivity
- Whether there is a business purpose (for example, business will be discussed as part of the event)
- What kind of precedent will be set for other employees
- How would it appear to other employees or people outside the company

Other considerations: In rare circumstances, local customs in some countries may call for the exchange of gifts having more than nominal value as part of the business relationship. In these situations, gifts may be accepted only on behalf of Cisco (not an individual) with the approval of the employee's vice president and the Cisco Human Resources Department. Any gifts received should be turned over to Human Resources for appropriate disposition or donated to the Cisco Foundation or other non-profit charitable organization. The foreign company's gift-policy regulations must be observed. In all cases, the exchange of gifts must be conducted so there is no appearance of impropriety. Gifts may only be given in accordance with applicable laws, including the U.S. Foreign Corrupt Practices Act.

If you need more information or are still in doubt about whether to give or accept favors, *gifts or entertainment to a customer, supplier or vendor*, *contact* the Ethics *Program Office* (ethics@cisco.com) or the Legal Department for help.

Industry Associations: Membership on boards of industry associations generally does not present financial conflicts of interest. However, employees should be sensitive to possible conflicts with Cisco's business interests, if, for instance, the association takes a position adverse to Cisco's interests or those of key customers.

Supervisory Relationships with Family Members: Supervisory relationships with family members present special workplace problems, including a conflict of interest, or at least the appearance of conflict, in various personnel decisions that the supervisor makes. Accordingly, Cisco employees must avoid a direct reporting relationship with any member of their family or others with whom they have a significant relationship. If such a relationship exists or occurs, the employee must report it in writing to the HR Representative.

SPECIAL ETHICS OBLIGATIONS FOR EMPLOYEES WITH FINANCIAL REPORTING RESPONSIBILITIES

The Finance Department bears a special responsibility for promoting integrity throughout the organization, with responsibilities to stakeholders both inside and outside of Cisco. The Chief Executive Officer and Finance Department personnel have a special role both to adhere to these principles themselves and also to ensure that a culture exists throughout the company as a whole that ensures the fair and timely reporting of Cisco's financial results and condition.

Because of this special role, the Chief Executive Officer and all members of Cisco's Finance Department are bound by the following Financial Officer Code of Ethics, and by accepting the

Code of Business Conduct, each agrees that he or she will, in his or her capacity as an employee of Cisco:

- Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships
- Provide information that is accurate, complete, objective, relevant, timely, and understandable to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents that Cisco files with, or submits to, government agencies and in other public communications
- Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies
- Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing his or her independent judgment to be subordinated
- Respect the confidentiality of information acquired in the course of his or her work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of his or her work will not be used for personal advantage
- Share knowledge and maintain skills important and relevant to stakeholder's needs
- Proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and the community
- Achieve responsible use of and control over all assets and resources employed or entrusted
- Promptly report to the Director of Internal Control Services and/or the Chairman of the Audit Committee any conduct that the individual believes to be a violation of law or business ethics or of any provision of the Code of Conduct, including any transaction or relationship that reasonably could be expected to give rise to such a conflict

Violations of this Financial Officer Code of Ethics, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may result in personnel action, including termination of employment. If you believe that a violation of the Financial Officer Code of Ethics has occurred, please contact Cisco's General Counsel, Mark Chandler, at generalcounsel@cisco.com or (408) 527-0238 or email Cisco's Ethics Program Office at ethics@cisco.com. You may also contact the Audit Committee of the Board of Directors at:

- auditcommittee@external.cisco.com, or
- if you are concerned about maintaining anonymity, you may send correspondence to the following outside private mail box (pmb) address at:

  Cisco Systems, Audit Committee
  105 Serra Way, PMB #112
  Milpitas, CA 95035

It is against Cisco policy to retaliate against any employee for good faith reporting of violations of this Code.

COMMUNICATION WITH THE FINANCIAL COMMUNITY AND OTHER OUTSIDE ORGANIZATIONS

Any employee who is contacted by a member of the financial community, the press or any other outside organization is not to provide information regarding Cisco or any subsidiary's business without prior approval. This includes, among other things, answers to questions on the following:

- Overall business trends
- Business in our geographic theaters
- Product bookings/shipments
- Lead times
- Pricing
- Suppliers
- New products/technology
- Lawsuits or intellectual property disputes

If a member of the financial community contacts you, please refer the individual to a member of the Cisco Investor Relations team. If a member of the press or other outside organization contacts you, please refer the person to Cisco's Corporate Public Relations. Anyone who violates this policy may be subject to disciplinary action, including immediate termination, as well as possible prosecution for violation of securities laws.

CISCO PUBLIC DISCLOSURES

As a public company it is of critical importance that Cisco's filings with the Securities and Exchange Commission and other government agencies be accurate and timely. Depending on their position with Cisco, employees may be called upon to provide information to assure that Cisco's public reports are complete, fair and understandable. Cisco expects all of its employees to take this responsibility very seriously and to provide information that is accurate, complete, objective, relevant, timely, and understandable to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents that Cisco files with, or submits to, government agencies and in other public communications.

PROPRIETARY INFORMATION

Proprietary information is defined as information that was developed, created, discovered by or on behalf of Cisco, or that became known by or was conveyed to the company, that has commercial value in Cisco's business or that Cisco does not want publicly disclosed. It includes but is not limited to software programs and subroutines, source and object code, trade secrets, copyrights, ideas, techniques, know-how, inventions (whether patentable or not), and any other information of any type relating to designs, product specifications, configurations, toolings, schematics, master works, algorithms, flowcharts, circuits, works of authorship, formulae, mechanisms, research, manufacture, assembly, installation, marketing, pricing, customers, salaries and terms of compensation of company employees, and costs or other financial data concerning any of the foregoing or the company and its operations generally.

Cisco's business and business relationships center on the confidential and proprietary information of Cisco and of those with whom we do business– customers, vendors, and others. Each employee has the duty to respect and protect the confidentiality of all such information. The disclosure or use of confidential and proprietary information - whether Cisco's or a third party's – should be covered by a written agreement. In addition to the obligations imposed by that agreement, all employees should comply with the following requirements:

- Confidential information should be received and disclosed only under the auspices of a written agreement

- Confidential information should be disclosed only to those Cisco employees who need to access it to perform their jobs for Cisco
- Confidential information of a third party should not be used or copied by any Cisco employee except as permitted by a written agreement between Cisco and the third party owner
- Unsolicited third-party confidential information should be refused or, if inadvertently received by an employee, returned unopened to the third party or transferred to the Cisco Legal Department for appropriate disposition
- Employees must refrain from using any confidential information belonging to any former employers (with the exception of any such information acquired by Cisco), and such information must never be brought to Cisco or provided to other employees

INFORMATION SECURITY

Protecting Cisco's resources is paramount to the company's success. All Cisco employees are required to know and adhere to Cisco's Information Security policies.

LAWS, REGULATIONS AND GOVERNMENT RELATED ACTIVITIES

As an international U.S. based company, Cisco is subject to laws and regulations both in the U.S. and abroad. Violation of governing laws and regulations is both unethical and subjects Cisco to significant risk in the form of fines, penalties and damaged reputation. It is expected that each employee will comply with applicable laws, regulations and corporate policies.

Anti-Trust: The economy of the United States, and of most nations in which Cisco does business, is based on the principle of a free competitive market. To ensure that this principle is played out in the marketplace, most countries have laws prohibiting certain business practices that could inhibit effective competition. The antitrust laws are broad and far-reaching. They touch upon and affect virtually all aspects of Cisco's operations. Cisco fully embraces all antitrust laws and avoids conduct that may even give the appearance of being questionable under those laws. Each employee should keep these thoughts in mind while going about his/her job, because the penalties for violations can be quite serious, both to Cisco and to the individual. Whether termed antitrust, competition, or free trade laws, the rules are designed to keep the marketplace thriving and competitive.

In all cases where there is question or doubt about a particular activity or practice, please contact the Cisco Legal Department or Ethics Program Office before proceeding.

Insider Trading: If an employee has material, non-public information relating to Cisco or its business, it is Cisco's policy that the employee, the employee's family members, or any entities controlled by the employee or his/her family members, may not buy or sell securities of Cisco or engage in any other action to take advantage of, or pass on to others, that information. This policy also applies to trading in the securities of any other company, including our customers, suppliers, vendors or other business partners, if an employee has material, non-public information about that company which the employee obtained by virtue of his/her position at Cisco.

Transactions that may be necessary or justifiable for independent reasons, including emergency expenditures and transactions planned before the employee learned the material information, are not exceptions. Even the appearance of an improper transaction must be avoided to prevent any potential prosecution of Cisco or the individual trader.

Besides the obligation to refrain from trading while in possession of material, non-public information, employees are also prohibited from "tipping" others. The concept of unlawful tipping includes passing on information to friends or family members under circumstances that suggest that employees were trying to help them make a profit or avoid a loss. Besides being considered a form of insider trading, of course, tipping is also a serious breach of corporate confidentiality. For this reason, employees should be careful to avoid discussing sensitive information in any place (for instance, at lunch, on public transportation, in elevators) where others may hear such information.

Foreign Corrupt Practices Act: Cisco requires full compliance with the Foreign Corrupt Practices Act (FCPA) by all of its employees, consultants, agents, distributors, and resellers. The anti-bribery and corrupt payment provisions of the FCPA make illegal any corrupt offer, payment, promise to pay, or authorization to pay any money, gift, or anything of value to any foreign official, or any foreign political party, candidate or official, for the purpose of:

- Influencing any act, or failure to act, in the official capacity of that foreign official or party
- Inducing the foreign official or party to use influence to affect a decision of a foreign government or agency, in order to obtain or retain business for anyone, or direct business to anyone.

Payments, offers, promises or authorizations to pay any other person, U.S. or foreign, are likewise prohibited if any portion of that money or gift will be offered, given or promised to a foreign official or foreign political party or candidate for any of the illegal purposes outlined above.

All employees, whether located in the United States or abroad, are responsible for FCPA compliance and the procedures to ensure FCPA compliance. All managers and supervisory personnel are expected to monitor continued compliance with the FCPA to ensure compliance with the highest moral, ethical and professional standards of the company.

Any action in violation of the FCPA, or any of the ethical and business standards as outlined in Cisco's Resource Guide is prohibited. Any employee who becomes aware of apparent FCPA violations should notify the Cisco Legal Department immediately. Any question or uncertainty regarding compliance with this policy should be brought to the attention of the Cisco Legal Department or the Cisco Ethics Program Office.

Government Business: Employees should understand that special requirements might apply when contracting with any government body (including national, state, provincial, municipal, or other similar government divisions in local jurisdictions). Because government officials are obligated to follow specific codes of conduct and laws, special care must be taken in government procurement. Some key requirements for doing business with a government are:

- Accurately representing which Cisco products are covered by government contracts
- Not offering or accepting kickbacks, bribes, gifts, gratuities or anything else of value with the intent of obtaining favorable treatment from the recipient (a gift that is customary in the business sector may be perceived as a bribe by a government official)
- Not improperly soliciting or obtaining confidential information, such as sealed competitors' bids, from government officials prior to the award of a contract
- Hiring present and former government personnel may only occur in compliance with applicable laws and regulations (as well as consulting the Cisco Legal Department and Cisco Human Resources).

Political Contributions: No Cisco assets–including employees' work time, use of Cisco premises, use of Cisco equipment, or direct monetary payments–may be contributed to any political candidate, political actions committees (aka "PACs"), party, or ballot measure without the permission of the SVP, Government Affairs. Of course, Cisco employees may participate in any political activities of their choice on an individual basis, with their own money and on their own time.

Using Third-Party Copyrighted Material: Employees may sometimes need to use third-party copyrighted material to perform their jobs. Before such third-party material may be used, appropriate authorization from the copyright holder must be obtained, with the exception of material for which Cisco holds the copyright. The need for such permission may exist whether or not the end product containing third-party material is for personal use, for Cisco internal or other use. It is against Cisco policy and it may be unlawful for any employee to copy, reproduce, scan, digitize, broadcast, or modify third-party copyrighted material when developing Cisco products, promotional materials or written communication (such as manuals, presentations, etc.), unless written permission from the copyright holder has been obtained prior to the proposed use. Improper use could subject both Cisco and the individuals involved to possible civil and criminal actions for copyright infringement. It is against Cisco policy for employees to use Cisco's facilities for the purpose of making or distributing unauthorized copies of third-party copyrighted materials for personal use or for use by others.

Export, Re-Export and Transfer Policy:

Design, Development, and Production Technology

Cisco design, development, and production technology ("Controlled Technology") is subject to national security, foreign policy, and anti-terrorism laws and regulations.

Employees shall secure Controlled Technology in a manner that prevents unauthorized access by persons/nationals (internal or external) of territories or countries that have not ratified global weapon non-proliferation treaties.

Employees shall not electronically, verbally or physically transfer Controlled Technology to persons of the countries identified above without written authorization of Cisco's Export & Technology Control group. Non-disclosure Agreements do not constitute written authorization to transfer design, development, or production technology.

Use technology (basic operational data) and technology that has been made publicly available, with the exception of cryptography, may be exported to all nationals and territories except those embargoed or sanctioned by the United States.

Products & Technology

Under no circumstances shall employees or agents engage in marketing, service, or sales of any Cisco products or technology to embargoed or prohibited territories, users, or uses without written authorization from Cisco's Export & Technology Control group.

Violation & Suspicious Activities Reporting

Employees should contact Cisco's Export & Technology Control group if they know or have reason to believe that any party (e.g. partners, users, employees) has, or intends to, violate United States or local country laws or regulations.

Customs Compliance for International Shipping: Cisco's policy is to comply fully with customs laws, regulations and policies in all countries where Cisco does business. Accurate customs information on shipping documents is required for all international shipments. Employees should not initiate shipping documents outside approved automated shipping systems or non-production shipping tool.

Privacy: Cisco has established guidelines for the collection, use and disclosure of personal data. All Cisco operations, activities and functions that collect, use, receive, or distribute personal data must adhere to these guidelines. Moreover, all electronic and physical resources, whether owned or leased by Cisco, and the messages, files, data, software or other information stored or transmitted on them are, and remain at all times, the property of Cisco, and Cisco reserves the right to inspect these items.

CODE VIOLATIONS/REPORTING

The Ethics Program Office is responsible for administering and updating this Code of Business Conduct. Depending on the nature of an alleged violation, the Ethics Program Office, the Legal Department or Internal Control Services would be responsible for conducting an investigation and would be responsible for determining appropriate disciplinary action. Cisco attempts to impose discipline for each Code of Conduct violation in a consistent manner appropriate to the nature of the violation, including termination of employment if the circumstances warrant.

All Cisco employees are responsible for promptly reporting any issue or concern they believe in good faith may constitute a violation of this code or any other Cisco policy. If you believe a violation of this code, or any other Cisco policy, has occurred, please contact Cisco's Ethics Program Office as provided below or Cisco's General Counsel, Mark Chandler, at generalcounsel@cisco.com or (408) 527-0238. **Any such complaints may be submitted on an anonymous basis.**

Additionally, if you have any concerns regarding accounting, internal accounting controls or auditing matters relating to Cisco or any other issue you believe should be brought to the attention of Cisco's Audit Committee, you should contact the Audit Committee of the Board of Directors at:

- auditcommittee@external.cisco.com, or
- if you are concerned about maintaining anonymity, you may send correspondence to the Audit Committee at the following outside private mail box (pmb) address at:

  Cisco Systems, Audit Committee
  105 Serra Way, PMB #112
  Milpitas, CA 95035

Ethics Program Office Contact Information:

Cisco's Ethics Program Office is available to all employees, customers, partners and shareholders who wish to bring to Cisco's attention any potential violations of or non-compliance with Cisco's Code of Business Conduct. These issues will be handled promptly and with appropriate confidentiality. Any complaints received by the Ethics Program Office regarding accounting, internal accounting controls or auditing matters relating to Cisco will be promptly brought to the attention of Cisco's Audit Committee. You may contact the Ethics Program Office by email at ethics@cisco.com or by telephone as follows:

In the U.S.:
Toll Free in the U.S.: (877) 571-1700
In San Jose: (408) 902-5250 (x25250)

In APAC:
Sydney: 612 8446 7559

In EMEA:
In Cisco: 84447101
Outside Cisco: +44 (0) 20 8824 7101

In China: (calls answered in Mandarin)
From mobile: 85155834
Outside Cisco: 800-810-9220

Internal complaints may also be submitted anonymously or otherwise via the Ethics internal website.

It is Cisco's policy to promote and implement prompt and consistent enforcement of this code, fair treatment for persons reporting unethical behavior, objective and clear standards for compliance and a fair process by which to determine violations of this code and other Cisco policies. It is against Cisco policy to retaliate against any employee for good faith reporting of violations of this code or any other Cisco policy.

WAIVERS AND PERMISSION

Any waiver of a provision of this Code of Business Conduct for any Cisco executive officer or Cisco Director must be approved by the Board of Directors. Any such waivers granted, along with the reasons for the waivers, will be publicly disclosed by appropriate means. Complying with this Code of Business Conduct by obtaining permission where required will not be deemed to be a waiver of any provision of this code for purposes of this paragraph.

As of May 11, 2005

CISCO SYSTEMS

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From communications by executive leaders to conversations between managers and individual employees to transactions with customers, Cisco stresses the importance of ethical practices in all areas of its business.

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Effective corporate governance is necessary to maintain public trust and achieve business success. Stringent financial policies and transparent practices reflect our diligence. Cisco's Board of Directors has taken steps to maintain objectivity and to meet or exceed legal requirements.

Integrity and Values
Cisco promises to uphold the highest professional standards in all global business operations. Company leaders also expect that those with whom Cisco does business will adhere to high ethical principles. The Cisco Code of Business Conduct outlines these expectations.

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"As a global business leader, Cisco is expected to produce results through actions that *reflect our culture based on open* communication, trust, and integrity."
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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 31, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cisco Systems, Inc.
Incoming letter dated July 6, 2005

The proposal requests the board to prepare a report to shareholders describing the progress toward development and implementation of a human rights policy and the plan for implementation with partners and resellers.

We are unable to concur in your view that Cisco may exclude the proposal under rule 14a-8(i)(3) or 14a-8(i)(6). Accordingly, we do not believe that Cisco may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3) or 14a-8(i)(6).

We are unable to concur in your view that Cisco may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Cisco may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Mark F. Vilardo
Special Counsel